
10011940

HCC INSURANCE HOLDINGS, INC. 2009 ANNUAL REPORT

TABLE OF CONTENTS

CORPORATE PROFILE



HCC Insurance Holdings, Inc. is a leading international specialty insurance group with offices across the United States and in the United Kingdom, Spain and Ireland.

The Company's philosophy is the long-term growth of shareholders' equity through capital preservation, diversification of operations, disciplined underwriting and conservative investments.

HCC has achieved an outstanding record of growth and profitability since its founding in 1974 through creative but careful underwriting, opportunistic expansion of existing lines of business and targeted acquisitions.

The Company's operations consist of highly rated life and property and casualty insurance companies. HCC's major domestic and international insurance companies have a financial strength rating of "AA (Very Strong)" from Standard & Poor's Corporation. HCC's major domestic insurance companies have a financial strength rating of "AA (Very Strong)" from Fitch Ratings, "A1 (Good Security)" from Moody's Investors Service, Inc., and "A+ (Superior)" by A.M. Best Company, Inc.

HCC specializes in diversified financial products; group life, accident and health; aviation; London market account; and other specialty lines of business.

The Company trades on the New York Stock Exchange under the symbol "HCC." With assets of $8.8 billion and shareholders' equity of $3.0 billion at December 31, 2009, HCC is well capitalized and well positioned to continue its success.

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)

	YEARS ENDED DECEMBER 31,		
	2009	2008	2007
Gross written premium	**$2,559,791**	$2,498,763	$2,451,179
Net written premium	**2,046,289**	2,060,618	1,985,609
Net earned premium	**2,037,235**	2,007,774	1,985,086
Fee and commission income	**103,690**	125,201	140,092
Net investment income	**191,965**	164,751	206,462
Other operating income	**34,391**	9,638	43,545
Total revenue	**2,373,928**	2,279,423	2,388,373
Net earnings	**$ 353,868**	$ 302,120	$ 391,553
Earnings per share (diluted)	**3.11**	2.61	3.35
Cash flow from operations	**582,797**	505,968	726,436
Weighted-average shares outstanding (diluted)	**113,058**	115,463	116,997
GAAP net loss ratio	**59.7%**	60.4%	59.6%
GAAP combined ratio	**84.9%**	85.4%	83.4%
Paid loss ratio	**55.8%**	54.0%	49.3%
Total investments	**$5,456,229**	$4,804,283	$4,672,277
Total assets	**8,834,391**	8,332,000	8,074,520
Shareholders' equity	**3,031,183**	2,640,023	2,443,695
Debt to total capital ratio	**9.0%**	11.5%	11.6%
Book value per share	**$ 26.58**	$ 23.27	$ 21.24

FINANCIAL HIGHLIGHTS

(in millions, except per share data)

ASSETS



$3,266
$3,739
$4,876
$5,892
$7,022
$7,626
$8,075
$8,332
$8,834
2001
2002
2003
2004
2005
2006
2007
2008
2009

SHAREHOLDERS' EQUITY AND BOOK VALUE PER SHARE



BVPS CAGR: 15.7%
$8.29
$9.45
$11.04
$13.14
$15.36
$18.35
$21.24
$23.27
$26.58
$765
$885
$1,059
$1,341
$1,702
$2,050
$2,444
$2,640
$3,031
2001
2002
2003
2004
2005
2006
2007
2008
2009
Shareholders' Equity
Book Value per Share



John N. Molbeck, Jr.
President and Chief Executive Officer

April 2010

Dear Fellow Shareholders:

I am pleased to report that HCC has continued to separate itself from its peers through performance. In a very difficult and challenging economic and insurance environment, we achieved the following in 2009:

- Return on average equity of 12.5%,
- Growth in book value per share of 14.2% to $26.58,
- Combined ratio of 84.9%, and
- Debt to total capital ratio of 9.0%.

In 2009, HCC recorded net earnings of $353.9 million, or $3.11 per diluted share. We produced $2.4 billion of total revenue, which was 4.1% higher than in 2008. Importantly, in a time when a number of comparable companies are reporting combined ratios above 90%, HCC reported an 84.9% combined ratio, reflecting the Company's strong underwriting culture. Our expense ratio, at 25.2% for 2009, remained among the lowest in the Specialty property and casualty industry. These underwriting results further distinguished HCC and drove another year of profitability. Additionally, we were pleased to be recognized by Forbes as a "Global High Performer" in its April 27, 2009 issue of the World's Best Companies as one of five in the insurance sector.

HCC generated $582.8 million of cash flow from operations in 2009 and paid $57.4 million of dividends to our shareholders. For the past 14 years, we have paid dividends to shareholders, with an increase in each year. As of this month, HCC has paid a quarterly dividend for each of the last 56 consecutive quarters.

Our total investment assets increased to $5.5 billion and remain high quality. Our $4.6 billion fixed income securities portfolio has an overall rating of AA+. Our highly-rated and diversified investment portfolio experienced only $5.4 million of other-than-temporary impairment (OTTI) losses in 2009, amongst the best performance in the P&C industry. In addition, we realized net investment gains of $12.1 million in 2009, compared to net realized losses of $16.8 million in 2008, reflecting the limited credit risk in our fixed income securities in a more stable credit environment.

HCC remains one of the highest rated property and casualty insurance companies in the United States, with financial strength ratings of A+ (Superior) from A.M. Best Company, Inc., AA (Very Strong) from Standard and Poor's Corporation, AA (Very Strong) from Fitch Ratings and A1 (Good Security) from Moody's Investors Service, Inc. We believe our ratings and our consistent market-leading performance will be recognized and ultimately rewarded by the investment community as the valuations of property and casualty companies return to more normal levels.

We made several strategic decisions during 2009, which furthered our Specialty focus. We sold our reinsurance broker Rattner Mackenzie Limited to Guy Carpenter and transferred rights relating to our brown water marine book of business to its original owner. In addition, we combined our two Lloyd's syndicates, which will allow us to operate more efficiently as we continue to use Lloyd's as our primary access to international business.

LETTER TO SHAREHOLDERS

In November 2009, we issued $300.0 million in term debt due in 2019 at what we believe will prove to be the very attractive rate of 6.3%. This highly successful offering in the U.S. public debt markets provided our company access to significant institutional capital. We also extinguished our remaining outstanding convertible debt and purchased $35.5 million of our stock below book value at an average cost of $21.36 per share. All of these actions increased HCC's financial flexibility and strengthened our capital structure.

HCC remains opportunistically acquisitive, making over 40 acquisitions since becoming a public company, but always staying within our requirements for return on investment and cultural fit. The deal flow remained strong in 2009, but the candidates were disappointing. We hope 2010 will be a more productive year for M&A, as the economy and the government's proposed new tax policies may trigger an uptick in candidates. Discipline is, and will remain, key in finding the right opportunities that enhance our returns while diversifying and/or strengthening our portfolio of businesses.

We strengthened our Management Team in 2009 by the addition of Tobin Whamond as our new EVP and Chief Financial Officer; Nikki Davis as our VP of Finance Processes, Systems and Services; F.H. Ahlborn as our VP – Treasurer and the return of Susan Howie as our VP of Human Resources. Additionally, Judy Bozeman, Chairman of the Board of Woodway Financial Advisors, joined HCC as a new Director. I would also like to recognize the fine service and significant contributions of Frank Bramanti and Ed Ellis, each of whom retired in 2009.

We continued our integration of Enterprise Risk Management into our daily operations led by Jackie Kellems, our Corporate VP of Enterprise Risk Management, and with Board oversight through Bob Rosholt's leadership as Chairman of the Enterprise Risk Oversight Committee. Our risk management philosophy includes building a portfolio of balanced businesses, making sound investments and obtaining risk protection for catastrophic or extreme events, such as hurricanes and earthquakes.

This year we also welcomed on board our new Property Treaty team, headed by Tony O'Connor. While we strive to strengthen our company by hiring new employees and teams, we always remember the dedication and everyday efforts of our employees, many of whom have been with us for decades, and who are the core of HCC's success.

This year's spotlight in our Annual Report is dedicated to our London Market and United Kingdom operations. We hope the spotlight provides you with additional insight into a very important part of your company's portfolio of businesses.

Looking ahead, the environment remains competitive. We do not anticipate overall pricing to improve dramatically in 2010. We believe our diverse book of Specialty businesses will once again position HCC to outperform the competition. Our financial strength, liquidity and quality underwriters and staff should continue to allow us to stay two moves ahead of the competition in dealing with a continuing tough environment.

I have had the great privilege of meeting with many of you since becoming CEO. I have thoroughly enjoyed each experience. I have learned much from these exchanges and I look forward to continuing this practice.

Thank you very much for your continued support of HCC.



John N. Molbeck, Jr.
President and Chief Executive Officer



As part of our annual report to shareholders, we are continuing with our series of features highlighting one of our operations to provide HCC shareholders with a better understanding of their company. This year the spotlight is on HCC's London Market and United Kingdom operations.

Overview

Houston Casualty Company established its London Branch in 1999. Just over ten years later, HCC has eight offices across the United Kingdom and Ireland that provide a broad range of specialty insurance coverage including Energy, Marine, Commercial Property, Credit, Professional Indemnity, Surety Bonds, Political Risks, Accident & Health, General Liability and Property Treaty.

Through a series of strategic ventures, HCC has developed its Lloyd's of London presence as owner of a Lloyd's managing agency and 100% capital provider of Lloyd's Syndicate 4141. HCC's operations at Lloyd's are essential to its future international expansion due to the type and volume of business written in the Lloyd's of London market and Lloyd's extensive international insurance licenses.

HCC's London Market and United Kingdom operations have the unique ability to be able to access three underwriting platforms: HCC International Insurance Company PLC; Houston Casualty Company – London Branch (HCL); and Syndicate 4141 at Lloyd's of London. These underwriting platforms have extended HCC's international presence to provide truly global underwriting capabilities.

During 2009, HCC expanded its Lloyd's operation and, in 2010, its Lloyd's syndicate will write Energy, Marine, Commercial Property and Property Treaty, as well as continuing to write its two existing lines of General Liability and Accident & Health.

History

In 2002, HCC acquired Dickson Manchester & Company Limited, a Lloyd's insurance broker and underwriting agency that specialized in Small and Medium Enterprise (SME) Professional Indemnity. Operating as HCC Diversified Financial Products Limited (HCCD), the former wholesale broker and underwriting agency began writing Professional Indemnity business on behalf of the Company.

HCC's operations continued to expand with the purchase of De Montfort Group Limited in 2004. De Montfort Group's key operating subsidiary, De Montfort Insurance Company, had been established for almost 30 years, writing Credit Insurance and Surety Bonds from offices in Leicester, London, Manchester and Kill in Southern Ireland.

HCC reorganized its U.K.-based operations by establishing HCC International Insurance Company PLC (HCCI) in 2006. Credit and Surety Bonds became separate divisions of HCCI, and HCCD became the Professional Indemnity Division of the Company.

In 2004, Illium Underwriting Agency (Illium) commenced operations as a Lloyd's of London managing agency. Lloyd's managing agencies write business on behalf of capital providers that commit capacity to pools of capital called syndicates. Illium wrote and managed an account of Third Party Liability, Employers' Liability and Construction Risks on behalf of Lloyd's Syndicate 4040. During 2004, HCC acquired an ownership interest in the Illium Group and provided capacity to Lloyd's Syndicate 4040.

In 2005, HCC acquired the remaining shares in the Illium Group and renamed the managing agency HCC Underwriting Agency Ltd. (HCCUA). HCCUA acted as a Lloyd's managing agent for Syndicate 4040 and a newly formed Lloyd's syndicate, Syndicate 4141. Syndicate 4141 is an aligned syndicate, meaning the owner of the Lloyd's managing agency, HCC, is also the 100% capital provider and risk-taker in the syndicate.


TIMELINE OF HCC'S INTERNATIONAL BUSINESS
1999
HC – London Branch (HCL) is established
1999
HCL begins writing Energy, Commercial Property and Accident & Health
2000
2002
HCC acquires Dickson Manchester, a wholesale broker and underwriting agency specializing in U.K. Professional Indemnity
2004
HCC purchases 33% of De Monfort Group Limited, a provider of Surety & Credit insurance
HCC acquires the remaining shares of De Montfort Group Limited and also purchases the remaining shares in liability specialists Illium Insurance Group, Ltd., the parent of a managing agency for a Lloyd's syndicate
2005
2005
HCC forms HCC Insurance Holdings (international) Limited to act as holding company for all international operations
HCCD & De Montfort are consolidated into HCC International Insurance Company PLC
2005
2006
HCC recapitalizes HCC International Insurance Company PLC to finance the company's expansion into the new lines of business
HCC acquires a new underwriting team to write Property Treaty
2009
2009
HCC announces the merger of Syndicate 4040 into 4141 and expands its product range in Lloyd's to include Energy, Marine, Commercial Property and Accident & Health
2010

During 2009, a successful buy-out of the external names on Syndicate 4040 allowed HCC to merge its wholly aligned Syndicate 4141 with Syndicate 4040 and provided HCC with a third, key underwriting platform for its international operations.

Led by Barry Cook, who joined HCC with the acquisition of Rattner Mackenzie Limited in 1999, the executive team in London is involved in the management of all lines of business in the London Market and United Kingdom. Barry took on the role of Chairman and Chief Executive of international operations in October 2005.

Mike Onslow, Chief Underwriting Officer – International, joined HCC in 2000 to build the London Branch operations and oversaw the expansion of the underwriting by bringing in new lines such as Energy, Marine, Commercial Property and Property Treaty.

Nick Hutton-Penman joined HCC in 2002 as Chief Executive Officer of the European Insurance Company Subsidiaries. Nick moved into his role as Chief Operating Officer in 2005 and is involved in overseeing all aspects of the business.

Brendan Merriman joined HCC in 2000 as Chief Financial Officer of the London Branch. Brendan now fulfils this role for the international and U.K. operations.

London Market

Houston Casualty Company (HC) was authorized by Her Majesty's Treasury in 1998 to operate a full branch office in the United Kingdom. HC established its London branch in order to more closely align its underwriting operations with the London Market, a historical focal point for many of the HC Specialty lines.

HCL initially began writing Accident & Health business in early 1999. With a focus on writing traditional London Market business, the team expanded to write Energy, Marine, Commercial Property, Political Risks and Credit Insurance.

Following the acquisition of Illium, HCC established an underwriting platform in Lloyd's to write Liability and Accident & Health. In 2009, the Company's Lloyd's operation further expanded its range of products with the addition of an underwriting team to write Property Treaty.

HCC's extensive experience in writing London Market and Lloyd's type risks has enabled the Company to successfully manage claims arising from major disasters, both natural and political.

Energy

HCC has been underwriting offshore energy risks since 1988. Led by Simon Button, an acknowledged leader in Energy business, the HCC team has more than 80 years of combined experience providing integrated products covering the complex requirements of clients in the energy supply chain and customized risk solutions to the oil and gas industry. The team prides itself on building strong relationships and providing tailor-made solutions to complex risks both large and small.

HCC provides cover for insureds involved in all areas of Energy, ranging from upstream exploration and production, through midstream storage and transmission, to downstream refining and petrochemical activities. Offshore energy risks include drilling rigs, production and gathering platforms, and pipelines. Coverages underwritten include physical



Executive Management (L to R): Brendan Merriman, Chief Financial Officer; Nicholas Hutton-Penman, Chief Operating Officer; Michael Onslow, Chief Underwriting Officer – International; Barry Cook, Executive Vice President

damage, liabilities, business interruption and various ancillary coverages. The Energy account is the largest component of the London Market book, with gross written premium of $99 million in 2009.

Marine

HCC's well established team of Marine underwriters, led by Keith Roffo, has many years experience in servicing the London marine insurance market. The team specializes in writing "All Risks" insurance for all types of vessels forming part of the world fleet. The Marine group provides cover for major ocean-going tonnage, as well as super and mega-yachts sailing around the globe. In 2009, the Marine book had gross written premium of $15 million.

Accident & Health

Led by Geoff Rosen, HCC's U.K. Accident & Health team provides a highly diverse range of products providing cover for personal injury income, disability protection for self employed contractors, and medical evacuation or repatriation for vacationers or business personnel who are injured or fall ill in territories where local treatment is not adequate or available.

The team can also provide excess of loss reinsurance protection to localized or international insurance companies, thus providing them with balance sheet protection in the event of a catastrophic loss of life due to an unforeseen event, such as an earthquake, tsunami or aviation disaster. During 2009, the team had gross written premium of $63 million.

Property Treaty

In 2009, Tony O'Connor and his team joined HCC's operations to develop the Property Treaty business on behalf of Syndicate 4141, HCC and HCCI. This new underwriting team provides reinsurance to a variety of clients around the world, offering coverage on a range of products including property catastrophe treaty, property risk and engineering treaty, and property terrorism treaty. The portfolio is well balanced, with approximately 50% of premium derived from North American and 50% from International clients.



London Market Underwriting Team (L to R): Jerome Swinscoe, Edward Ashton, Tony O'Connor, Keith Roffo, Geoff Rosen, Andrew Middleton, Simon Button

Catastrophe excess of loss business is the largest part of the portfolio, with business geared towards personal lines and small commercial writers. The underwriting strategy of targeting high level layers helps ensure there is low loss frequency. Meeting clients and brokers face-to-face and regularly marketing the products offered give the underwriting team an advantage of having excellent personal relationships and a very clear understanding of the underlying portfolios protected.

Commercial Property

Andrew Middleton heads the specialist team of property underwriters who provide "All Risks" coverage, often including catastrophe perils, across a broad range of classes including manufacturing, retail, real estate, hotels and municipalities, with a focus on excess of loss coverage. Ranging from small business portfolios to large multinational corporations, the Commercial Property group can provide coverage for both physical damage and business interruption. During 2009, the team wrote gross written premium of $34 million.

Political Risks & Trade Credit

HCC's specialist underwriters can provide cover for Political Risks in any given country or sector around the world, offering lead terms on a broad range of cover for confiscation, expropriation, nationalization, deprivation, contract frustration, and political violence to lenders, investors and exporters.

The London team provides both single and multi debtor insurance for larger companies and financial institutions. It provides custom-made cover for both domestic, export and international risks. This team is led by Ed Ashton and had gross written premium of $26 million during 2009.

United Kingdom Operations

Following the acquisition of Dickson Manchester & Company Limited and De Montfort in 2005, HCC established HCC International Insurance Company PLC (HCCI). In 2006, the Company began focusing the underwriting activities of the HCL office on risks based in the United States and began to use HCCI as a platform for much of the European and other international risks previously underwritten by HCL. The Professional Indemnity, Credit and Surety Divisions became underwriting divisions of HCCI. Following the arrival of the Lloyd's platform, HCC's U.K. operations expanded to include the General Liability Division, which operates from Lloyd's and through its regional offices.

Professional Indemnity

The Professional Indemnity Division, headed by Anthony Browne, is headquartered in London and has underwriters located in Bristol and Newcastle. It services over 1,600 brokers in the U.K. and Ireland, and has over 19,000 policyholders. The account is focused on SME business but has the ability and expertise to write larger risks if required. Targeting areas such as IT, Media, Design & Constructions and Miscellaneous, the Division also writes a range of traditional classes such as Accountants, Surveyors, Engineers and Architects. In 2009, the team had gross written premium of $39 million.

Credit

HCC's U.K. Credit Division is headed by Jim Davidson and is based in Leicester. Dealing with the U.K. credit specialist broker market, the Division focuses on the construction sector but has more than 800 clients from a wide range of industries. Despite the global economic downturn, the Division has weathered the storm and has established itself as one of the top insurers for Credit insurance in the U.K. During 2009, the Credit Insurance market entered a hard market and the Credit team achieved gross written premium of $35 million.



UK Operations Underwriting Team (L to R): Anthony Browne, Jim Davidson, Paul Baynham, Martyn Ward


LONDON MARKET & UK OPERATIONS
GROSS WRITTEN PREMIUM 2002 - 2009
(in millions)
$500
$400
$300
$200
$100
$0
$108
$172
$210
$208
$313
$314
$344
$383
2002
2003
2004
2005
2006
2007
2008
2009

Surety & Bonds

The Surety & Bonds Division is headed by Martyn Ward and has offices in Leicester, Manchester, London and Kill in Ireland. With a team of highly qualified underwriters, the Surety & Bonds Division specializes in construction bonds and also writes Customs Bonds, Pension Bonds, Environment Bonds and Auctioneers Bonds. The Division's business is either direct with the client or via brokers. With a book of $30 million in gross written premium for 2009, the Surety & Bonds Division is now one of the leading providers in the U.K.

Liability

The Liability Division, with offices in Bridgend and Newcastle, is led by Paul Baynham. The Division provides specialist cover in stand-alone liability business on both a primary and excess basis. Products include U.K. Employers' and Public Liability for a range of professions, including high risk contractors, manual workers overseas, North American exports and offshore support contractors. In 2009, the Liability Division's gross written premium was $43 million.



Over the past ten years, the revenue, profit and scope of HCC's London Market and U.K. operations have become a significant part of the Company's overall operations. They are key to HCC's future as a commercial specialty insurer with increasing international scope.


10-K / FINANCIALS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2009

Commission file number 001-13790

HCC Insurance Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**76-0336636**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*
13403 Northwest Freeway, Houston, Texas	**77040-6094**
(Address of principal executive offices)	*(Zip Code)*

(713) 690-7300

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock, $1.00 par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," " accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value on June 30, 2009 (the last business day of the registrant's most recently completed second fiscal quarter) of the voting stock held by non-affiliates of the registrant was approximately $2.7 billion. For purposes of the determination of the above-stated amount, only Directors and executive officers are presumed to be affiliates, but neither the registrant nor any such person concede that they are affiliates of the registrant.

The number of shares outstanding of the registrant's Common Stock, $1.00 par value, at February 19, 2010 was 114.6 million.

DOCUMENTS INCORPORATED BY REFERENCE:

Information called for in Part III of this Form 10-K is incorporated by reference to the registrant's definitive Proxy Statement to be filed within 120 days of the close of the registrant's fiscal year in connection with the registrant's annual meeting of shareholders.

HCC INSURANCE HOLDINGS, INC.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This report on Form 10-K contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by those laws. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include information about possible or assumed future results of our operations. All statements, other than statements of historical facts, included or incorporated by reference in this report that address activities, events or developments that we expect or anticipate may occur in the future, including such things as growth of our business and operations, business strategy, competitive strengths, goals, plans, future capital expenditures and references to future successes may be considered forward-looking statements. Also, when we use words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "probably" or similar expressions, we are making forward-looking statements.

Many risks and uncertainties may impact the matters addressed in these forward-looking statements, which could affect our future financial results and performance, including, among other things:

- *the effects of catastrophic losses,*
- *the cyclical nature of the insurance business,*
- *inherent uncertainties in the loss estimation process, which can adversely impact the adequacy of loss reserves,*
- *the impact of the credit market downturn and subprime market exposures,*
- *the effects of emerging claim and coverage issues,*
- *the effects of extensive governmental regulation of the insurance industry,*
- *potential credit risk with brokers,*
- *the effects of industry consolidation,*
- *our assessment of underwriting risk,*
- *our retention of risk, which could expose us to potential losses,*
- *the adequacy of reinsurance protection,*
- *the ability and willingness of reinsurers to pay balances due us,*
- *the occurrence of terrorist activities,*
- *our ability to maintain our competitive position,*
- *changes in our assigned financial strength ratings,*
- *our ability to raise capital and funds for liquidity in the future,*
- *attraction and retention of qualified employees,*
- *fluctuations in securities markets, which may reduce the value of our investment assets, reduce investment income or generate realized investment losses,*
- *our ability to successfully expand our business through the acquisition of insurance-related companies,*
- *impairment of goodwill,*
- *the ability of our insurance company subsidiaries to pay dividends in needed amounts,*
- *fluctuations in foreign exchange rates,*
- *failures or constraints of our information technology systems,*
- *potential changes to the country's health care delivery system,*

- *the effect, if any, of climate change, on the risks we insure,*
- *change of control, and*
- *difficulties with outsourcing relationships.*

We describe these risks and uncertainties in greater detail in Item 1A, Risk Factors.

These events or factors could cause our results or performance to differ materially from those we express in our forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions, and, therefore, also the forward-looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements that are included in this Report, our inclusion of this information is not a representation by us or any other person that our objectives and plans will be achieved.

Our forward-looking statements speak only at the date made, and we will not update these forward-looking statements unless the securities laws require us to do so. In light of these risks, uncertainties and assumptions, any forward-looking events discussed in this Report may not occur.

PART I

Item 1. *Business*

Business Overview

HCC Insurance Holdings, Inc. is a Delaware corporation, which was formed in 1991. Its predecessor corporation was formed in 1974. Our principal executive offices are located at 13403 Northwest Freeway, Houston, Texas 77040, and our telephone number is (713) 690-7300. We maintain an Internet website at *www.hcc.com.* The reference to our Internet website address in this Report does not constitute the incorporation by reference of the information contained at the website in this Report. We will make available, free of charge through publication on our Internet website, a copy of our Annual Report on Form 10-K and quarterly reports on Form 10-Q and any current reports on Form 8-K or amendments to those reports, filed with or furnished to the Securities and Exchange Commission (SEC) as soon as reasonably practicable after we have filed or furnished such materials with the SEC.

As used in this report, unless otherwise required by the context, the terms "we," "us" and "our" refer to HCC Insurance Holdings, Inc. and its consolidated subsidiaries and the term "HCC" refers only to HCC Insurance Holdings, Inc. All trade names or trademarks appearing in this report are the property of their respective holders.

We provide specialized property and casualty, surety, and group life, accident and health insurance coverages and agency services to commercial customers and individuals. We concentrate our activities in selected, narrowly defined, specialty lines of business. We operate primarily in the United States, the United Kingdom, Spain and Ireland. Some of our operations have a broader international scope. We underwrite on both a direct basis, where we insure a risk in exchange for a premium, and on a reinsurance (assumed) basis, where we insure all or a portion of another, or ceding, insurance company's risk in exchange for all or a portion of the ceding insurance company's premium for the risk. We market our products both directly to customers and through a network of independent and affiliated brokers, producers, agents and third party administrators.

Since our founding, we have been consistently profitable, generally reporting annual increases in total revenue and shareholders' equity. During the period 2005 through 2009, we had an average statutory combined ratio of 86.5% versus the less favorable 98.7% (source: A.M. Best Company, Inc.) recorded by the U.S. property and casualty insurance industry overall. During the period 2005 through 2009, our gross written premium increased from $2.0 billion to $2.6 billion, an increase of 26%, while net written premium increased 36% from $1.5 billion to $2.0 billion. During this period, our revenue increased from $1.6 billion to $2.4 billion, an increase of 45%. During the period December 31, 2005 through December 31, 2009, our shareholders' equity increased 78% from $1.7 billion to $3.0 billion and our assets increased 26% from $7.0 billion to $8.8 billion.

Our insurance companies and Lloyd's of London syndicates are risk-bearing and focus their underwriting activities on providing insurance and/or reinsurance in the following lines of business:

- Diversified financial products
- Group life, accident and health
- Aviation
- London market account
- Other specialty lines

Our insurance companies have strong financial strength ratings. Standard & Poor's Corporation, Fitch Ratings, Moody's Investors Service, Inc. and A.M. Best Company, Inc. are internationally recognized independent rating agencies. These financial strength ratings are intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and are not evaluations directed at investors. Our financial strength ratings as of December 31, 2009 were as follows:

Companies	Standard & Poor's	Fitch Ratings	Moody's	A.M. Best
Domestic insurance companies				
American Contractors Indemnity Company	AA	AA	—	A
Avemco Insurance Company	AA	AA	—	A+
HCC Life Insurance Company	AA	AA	A1	A+
HCC Specialty Insurance Company	AA	AA	—	A+
Houston Casualty Company	AA	AA	A1	A+
Perico Life Insurance Company	—	AA	—	A
U.S. Specialty Insurance Company	AA	AA	A1	A+
United States Surety Company	AA	AA	—	A
International insurance companies				
HCC International Insurance Company	AA	—	—	—
HCC Europe	AA	—	—	—
HCC Reinsurance Company	AA	—	—	—

Standard & Poor's "AA (Very Strong)" rating is the 3rd highest of their 23 ratings. Fitch Ratings "AA (Very Strong)" is the 3rd highest of their 21 ratings. Moody's "A1 (Good Security)" is the 5th highest of their 21 ratings. A.M. Best's "A+ (Superior)" is the 2nd highest and "A (Excellent)" is the 3rd highest of their 16 ratings.

Lloyd's of London, the insurance market through which our two Lloyd's syndicates operate, is composed of numerous managing agents that run independent underwriting syndicates. Participants in each syndicate provide a specified amount of capital to support the syndicate's business. If needed, any shortfall in a syndicate's capital is supported by Lloyd's Central Fund. Lloyd's of London is rated "A+" by Fitch Ratings and Standard & Poor's and "A" by A.M. Best.

Our underwriting agencies underwrite on behalf of our insurance companies and, in certain situations, for other unaffiliated insurance companies. They receive fees for these services and do not bear any of the insurance risk of the companies for which they underwrite. Our underwriting agencies generate the majority of their revenue based on fee income. The agencies specialize in the following types of business: contingency (including contest indemnification, event cancellation and weather coverages); directors' and officers' liability; individual disability (for athletes and other high profile individuals); kidnap and ransom; employment practices liability; errors and omissions liability (known as professional indemnity outside the United States); public entity; various financial products; short-term medical; fidelity, difference in conditions (earthquake) and other specialty business. Our principal underwriting agencies are G.B. Kenrick & Associates, HCC Global Financial Products, HCC Indemnity Guaranty Agency, HCC Specialty Underwriters, HCC Medical Insurance Services, LLC, Professional Indemnity Agency, RA&MCO Insurance Services and HCC Underwriting Agency, Ltd. (UK).

Our Strategy

Our business philosophy is to maximize underwriting profits while limiting risk in order to preserve shareholders' equity and maximize earnings. We concentrate our insurance writings in selected specialty lines of business in which we believe we can achieve an underwriting profit. We also rely on our experienced underwriting personnel and our access to and expertise in the reinsurance marketplace to achieve our strategic

objectives. We market our insurance products both directly to customers and through affiliated and independent brokers, agents, producers and third party administrators.

The property and casualty insurance industry and individual lines of business within the industry are cyclical. There are times, particularly when there is excess capital in the industry or underwriting results have been good, in which a large number of companies offer insurance on certain lines of business, causing premium rates and premiums written by companies to trend downward (a "soft" market). During other times, insurance companies limit their writings in certain lines of business due to lack of capital or following periods of excessive losses. This results in an increase in premium rates and premiums for those companies that continue to write insurance in those lines of business (a "hard" market).

In our insurance operations, we believe our operational flexibility, which permits us to shift the focus of our insurance underwriting activity among our various lines of business, allows us to implement a strategy of emphasizing more profitable lines of business during periods of increased premium rates and de-emphasizing less profitable lines of business during periods of increased competition.

Following a period in which premium rates rose substantially, premium rates in several of our lines of business became more competitive during the past six years. The rate decreases were more gradual than the prior rate increases; thus, our underwriting activities remain profitable. During the past several years, we expanded our underwriting activities and increased our retentions in lines of business with favorable expected profitability. We were able to accomplish this due to the increased diversification provided by our overall book of business and due to our increased capital strength. These higher retention levels increased our net written and earned premium and have resulted in additional underwriting profits, investment income and net earnings.

Through reinsurance, our insurance companies and syndicates may transfer or cede all or part of the risk we have underwritten to a reinsurance company in exchange for all or part of the premium we receive in connection with the risk. We purchase reinsurance to limit the net loss to our insurance companies and syndicates from both individual and catastrophic risks. The amount of reinsurance we purchase varies depending on, among other things, the particular risks inherent in the policies underwritten; the pricing, coverage and terms of the reinsurance; and the competitive conditions within the relevant line of business.

When we decide to retain more underwriting risk in a particular line of business, we do so with the intention of retaining a greater portion of any underwriting profits. In this regard, we may purchase less proportional or quota share reinsurance, thus accepting more of the risk but possibly replacing it with specific excess of loss reinsurance, in which we transfer to reinsurers both premium and losses on a non-proportional basis for individual and catastrophic occurrence risks above a retention point. Additionally, we may obtain facultative reinsurance protection on individual risks. In some cases, we may choose not to purchase reinsurance in a line of business in which we believe there has been a favorable loss history, our policy limits are relatively low and we determine there is a low likelihood of catastrophe exposure.

We also acquire businesses and hire new underwriting teams that we believe present opportunities for future profits and enhancement of our business. We expect to continue to acquire complementary businesses and add underwriting teams. We believe that we can enhance acquired businesses and platforms for new underwriting teams with our infrastructure, ratings and financial strength.

Our business plan is shaped by our underlying business philosophy, which is to maximize underwriting profit and net earnings while limiting risk and preserving and achieving long-term growth of shareholders' equity. As a result, our primary objective is to increase net earnings rather than market share or gross written premium.

In our ongoing operations, we will continue to:

- emphasize the underwriting of lines of business in which there is an anticipation of underwriting profits based on various factors, including premium rates, the availability and cost of reinsurance, policy terms and conditions, and market conditions,

- maintain a highly non-correlated portfolio of business,

- limit our insurance companies' aggregate net loss exposure from a catastrophic loss through the control of aggregate limits written, the use of reinsurance for those lines of business exposed to such losses and diversification into lines of business not exposed to such losses, and
- consider the potential acquisition of specialty insurance operations and the hiring of underwriting teams.

Industry Segment and Geographic Information

Financial information concerning our operations by industry segment and geographic data is included in the Consolidated Financial Statements and Notes thereto.

Acquisitions

We have made a series of acquisitions that have furthered our overall business strategy. Our major transactions during the last three years are described below:

On January 2, 2008, we acquired HCC Medical Insurance Services, LLC (formerly MultiNational Underwriters, LLC), an underwriting agency located in Indianapolis, Indiana, for cash consideration of $42.7 million and possible additional cash consideration depending upon future underwriting profit levels. This agency writes domestic and international short-term medical insurance through Syndicate 4141 at Lloyd's of London.

In the fourth quarter of 2008, we acquired four underwriting agencies for total consideration of $29.9 million. On October 1, 2008, we acquired the Criminal Justice division of U.S. Risk Insurance Brokers. Rebranded Pinnacle Underwriting Partners, this newly established underwriting agency, located in Scottsdale, Arizona, serves the private detention and security industry. On November 1, 2008, we acquired Cox Insurance Group, a medical stop-loss managing general underwriter covering the midwestern United States. On December 1, 2008, we acquired Arrowhead Public Risk, a division of Arrowhead General Insurance Agency, Inc., a managing general agency based in Richmond, Virginia, specializing in risk management for the public entity sector. On December 31, 2008, we acquired VMGU Insurance Agency, a leading underwriter of the lumber, building materials, forest products and woodworking industries, based in Waltham, Massachusetts.

On February 27, 2009, we acquired Surety Company of the Pacific, a leading California writer of license and permit bonds in the western United States, headquartered in Encino, California.

We continue to evaluate acquisition opportunities, and we may complete additional acquisitions during 2010. Any future acquisitions will be designed to expand and strengthen our existing lines of business or to provide access to additional specialty sectors, which we expect to contribute to our overall growth.

Insurance Company Operations

Lines of Business

We underwrite business produced through affiliated underwriting agencies, through independent brokers, producers and third party administrators, and by direct marketing efforts. We also write facultative or individual account reinsurance, as well as some treaty reinsurance business. This table shows our insurance

companies' total premium written, otherwise known as gross written premium, by line of business and the percentage of each line to total gross written premium (dollars in thousands).

	2009		2008		2007	
Diversified financial products	$1,147,913	45%	$1,051,722	42%	$ 963,355	39%
Group life, accident and health	846,041	33	829,903	33	798,684	33
Aviation	176,073	7	185,786	8	195,809	8
London market account	186,603	7	175,561	7	213,716	9
Other specialty lines	203,009	8	251,021	10	280,040	11
Discontinued lines of business	152	—	4,770	—	(425)	—
Total gross written premium	$2,559,791	100%	$2,498,763	100%	$2,451,179	100%

This table shows our insurance companies' actual premium retained, otherwise known as net written premium, by line of business and the percentage of each line to total net written premium (dollars in thousands).

	2009		2008		2007	
Diversified financial products	$ 915,595	45%	$ 872,007	42%	$ 771,648	39%
Group life, accident and health	796,778	39	789,479	38	759,207	38
Aviation	124,336	6	136,019	7	145,761	7
London market account	102,407	5	107,234	5	118,241	6
Other specialty lines	107,047	5	151,120	8	191,151	10
Discontinued lines of business	126	—	4,759	—	(399)	—
Total net written premium	$2,046,289	100%	$2,060,618	100%	$1,985,609	100%

This table shows our insurance companies' net written premium as a percentage of gross written premium, otherwise referred to as percentage retained, for our lines of business.

	2009	2008	2007
Diversified financial products	80%	83%	80%
Group life, accident and health	94	95	95
Aviation	71	73	74
London market account	55	61	55
Other specialty lines	53	60	68
Consolidated percentage retained	80%	82%	81%

Diversified Financial Products

We underwrite a variety of financial insurance risks in our diversified financial products line of business. These risks include:

- directors' and officers' liability
- employment practices liability
- errors and omissions liability
- surety and credit
- fidelity
- various financial products

We began to underwrite this line of business through a predecessor company in 1977. Our insurance companies started participating in this business in 2001. We have substantially increased our level of business through the acquisition of a number of agencies and insurance companies that operate in this line of business, both domestically and internationally. Each of the acquired entities has significant experience in its respective specialty within this line of business. We have also formed entities developed around teams of experienced underwriters that offer these products.

In 2002 and 2003, following several years of insurance industry losses, significant rate increases were experienced throughout our diversified financial products line of business, particularly directors' and officers' liability, which we began underwriting in 2002. We benefited greatly from these improved conditions despite the fact that we had not been involved in the past losses. Rates softened between 2004 and 2009 for some of the products in this line, but some of the products had rate increases in 2008 and 2009. Our underwriting margins remain profitable. There is also considerable investment income derived from diversified financial products due to the extended periods involved in any claims resolution. Although individual losses in the directors' and officers' public company liability business and portions of our U.S. errors and omissions business may have potential severity, the remainder of the diversified financial products business is less volatile with relatively low limits.

Group Life, Accident and Health

We write medical stop-loss business through HCC Life Insurance Company and Perico Life Insurance Company. Our medical stop-loss insurance provides coverages to companies, associations and public entities that elect to self-insure their employees' medical coverage for losses within specified levels, allowing them to manage the risk of excessive health insurance exposure by limiting aggregate and specific losses to a predetermined amount. We first began writing this business through a predecessor company in 1980. Our insurance companies started participating in this business in 1997. This line of business has grown both organically and through acquisitions. We are considered a market leader in medical stop-loss insurance. We also underwrite a small program of group life insurance, offered to our insureds as a complement to our medical stop-loss products.

Premium rates for medical stop-loss business rose substantially beginning in 2000 and, although competition has increased in recent years, underwriting results have remained profitable. Premium rate increases together with deductible increases are still adequate to cover medical cost trends. Medical stop-loss business has relatively low limits, a low level of catastrophe exposure, a generally predictable result and a short time span between the writing of premium, the reporting of claims and the payment of claims. We currently buy no reinsurance for this line of business.

Our risk management business is composed of HMO and medical excess risks. This business has relatively low limits and a low level of catastrophe exposure. The business is competitive, but remains profitable.

We began writing occupational accident insurance in 1996. This business is currently written through U.S. Specialty Insurance Company. These products have relatively low limits, a relatively low level of catastrophe exposure and a generally predictable result.

With the acquisition of HCC Medical Insurance Services, LLC, we began writing short-term domestic and international medical insurance that covers individuals or groups when there is a lapse in coverage or when traveling internationally. This business has relatively low limits and the term is generally of short duration. This business is primarily produced on an internet platform.

Aviation

We are a market leader in the general aviation insurance industry insuring aviation risks, both domestically and internationally. Types of aviation business we insure include:

- antique and vintage military aircraft
- cargo operators
- commuter airlines
- corporate aircraft
- fixed base operations
- military law enforcement aircraft
- private aircraft owners
- rotor wing aircraft

We offer coverages that include hulls, engines, avionics and other systems, liabilities, cargo and other ancillary coverages. We generally do not insure major airlines and major manufacturers. Insurance claims

related to general aviation business tend to be seasonal, with the majority of the claims being incurred during warm weather months.

We are one of the largest writers of personal aircraft insurance in the United States. Our aviation gross premium has remained relatively stable since 1998, but it has decreased slightly in 2007 through 2009 due to competition and decreasing rates, principally in the domestic business. We have generally increased our retentions since 1998 as this business is predominantly written with small limits and has generally predictable results.

London Market Account

Our London market account business consists of marine, energy, property, and accident and health business and has been primarily underwritten by Houston Casualty Company's London branch office. During 2006, we began to utilize HCC International Insurance Company to underwrite the non-U.S. based risks for this line of business. Beginning in 2009, we have utilized our Lloyd's of London Syndicate 4141 to write certain of this business. We expect to increase the use of that platform in the future.

This line includes a significant portion of our catastrophe exposures. We have underwritten these risks for more than 15 years, increasing or decreasing our premium volume depending on market conditions, which can be very volatile in this line. The following table presents the details of net premium written within the London market account line of business (in thousands).

	2009	2008	2007
Marine	$ 14,373	$ 14,413	$ 30,685
Energy	43,807	44,554	45,962
Property	22,941	28,827	19,856
Accident and health	21,286	19,440	21,738
Total London market account net written premium	$102,407	$107,234	$118,241

Marine

We underwrite marine risks for ocean-going vessels including hull, protection and indemnity, liabilities and cargo. We have underwritten marine risks since 1984 in varying amounts depending on market conditions.

Energy

In our energy business, we underwrite physical damage, business interruption and other ancillary coverages. We have been underwriting both onshore and offshore energy risks since 1988. This business includes but is not limited to:

- drilling rigs
- gas production and gathering platforms
- natural gas facilities
- petrochemical plants
- pipelines
- refineries

The market was soft for this business and rates were at relatively low levels from the late 1990's through 2004. During this period, we underwrote the business selectively and also bought large amounts of facultative reinsurance to protect our exposure to risk. Hurricane Ivan produced large energy losses to the industry in 2004 and both Hurricane Katrina and Rita produced large losses to the industry in 2005. A very hard market developed for underwriting year 2006, with large rate increases and restrictive policy terms, including imposition of aggregate named windstorm limits in vulnerable areas, rather than just occurrence limits. We had ample capacity to increase our business in this line, and did so due to the attractive prices and terms in 2006 for taking the additional underwriting risk. After a very profitable 2006, prices weakened in 2007 and 2008, but at levels we still considered reasonable, and we generally maintained our book at similar exposure levels as in 2006. In 2008, Hurricane Ike produced large losses to the industry, which resulted in another upswing in pricing in 2009. Although we had growth in premium due to the rising rates in 2009, the growth

was limited due to policyholders choosing to self insure portions of their insurance programs that they formerly insured. During the large catastrophe period of 2004 — 2008, we were able to generate profits from the business due to the individual hurricane losses remaining within our expectations and within the excess of loss reinsurance purchased by us to cover such events.

Property

We underwrite property business specializing in risks of large, often multinational, corporations, covering a variety of commercial properties, which include but are not limited to:

- factories
- hotels
- industrial plants
- office buildings
- retail locations
- utilities

We have written property business since 1986, including business interruption, physical damage and catastrophe risks, such as flood and earthquake. Rates increased significantly following September 11, 2001, but trended downward by 2005 despite the hurricane activity in 2004. Massive losses from hurricanes in 2005 resulted in substantial rate increases, but due to over capacity, policy conditions have remained unchanged, unlike energy risks. Accordingly, we substantially reduced our involvement in policies with coastal exposures in the Florida and U.S. Gulf Coast regions. We continue to buy substantial catastrophe reinsurance, unlike many industry participants, which was shown to be adequate during 2004 and 2005 when large amounts of industry capital were lost. While the hurricane activity seriously affected our earnings in the third quarters of 2004 and 2005, we still were able to produce record annual earnings in those years. This business was profitable in 2006, 2007 and 2009 as there were no significant catastrophe losses, and in 2008 despite the losses from two hurricanes.

In the fourth quarter of 2009, we added an underwriting team to write property treaty reinsurance.

Accident and Health

We began writing London market accident and health risks in 1996, including trip accident, medical and disability. Due to past experience and other market factors, we significantly decreased premiums starting in 2004, and our business is now much more stable and profitable.

Our London market account is reinsured principally on an excess of loss basis. We closely monitor catastrophe exposure, most of which occurs in our London market account, and purchase reinsurance to limit our net exposure to a level such that any one loss is not expected to impact our capital or exceed our net earnings in the affected quarter. Previous catastrophe losses, net of reinsurance, from Hurricane Andrew in 1992, the Northridge Earthquake in 1994, the terrorist attacks on September 11, 2001, and the hurricanes of 2004, 2005 and 2008 did not exceed our net earnings in the quarter when each occurred.

Other Specialty Lines

In addition to the above, we underwrite various other specialty lines of business, including different types of property and liability business, such as event cancellation, contingency, public entity and U.K. liability. We had an assumed quota share contract for surplus lines business that expired in March 2008. Individual premiums by type of business are not material to the Other Specialty Lines line of business.

Insurance Companies and Lloyd's of London Syndicates

Houston Casualty Company

Houston Casualty Company is our largest insurance company subsidiary. It is domiciled in Texas and insures risks worldwide. Houston Casualty Company underwrites business produced by independent agents and brokers, affiliated underwriting agencies, reinsurance brokers, and other insurance and reinsurance companies. Houston Casualty Company writes diversified financial products, aviation, London market account

and other specialty lines of business. Houston Casualty Company's 2009 gross written premium, including Houston Casualty Company-London, its United Kingdom branch, was $539.4 million.

Houston Casualty Company-London

Houston Casualty Company operates a branch office in London, England, in order to more closely align its underwriting operations with the London market, a historical focal point for some of the business that it underwrites. In 2006, we focused the underwriting activities of Houston Casualty Company-London's office on risks based in the United States but written in the London market. We began to use HCC International Insurance Company as a platform for much of the European and other international risks previously underwritten by Houston Casualty Company-London.

HCC International Insurance Company

HCC International Insurance Company PLC writes diversified financial products business, primarily surety, credit and professional indemnity products, and non-United States based London market account risks. HCC International Insurance Company has been in operation since 1982 and is domiciled in the United Kingdom. HCC International Insurance Company's 2009 gross written premium was $231.0 million. We intend to continue to expand the underwriting activities of HCC International Insurance Company and to use it as an integral part of a European platform for our international insurance operations.

Lloyd's of London Syndicates

We currently participate in Lloyd's of London Syndicate 4040, which writes business included in our other specialty lines of business, and Lloyd's of London Syndicate 4141, which writes business in our diversified financial products, London market account and group life, accident and health lines of business. These syndicates are managed by HCC Underwriting Agency, Ltd. (UK). Syndicate 4040 will merge into Syndicate 4141 in 2013, after the 2009 year of account is closed in accordance with Lloyd's rules. We expect to use our Lloyd's platform and the licenses it affords us to write business unique to Lloyd's and business in countries where our other insurance companies are not currently licensed.

HCC Europe

Houston Casualty Company Europe, Seguros y Reaseguros, S.A. is a Spanish insurer. It underwrites diversified financial products business. HCC Europe has been an issuing carrier for diversified financial products business underwritten by affiliated underwriting agencies. Beginning in 2010, this business will be underwritten by HCC International Insurance Company. HCC Europe has been in operation since 1978. HCC Europe's gross written premium in 2009 was $115.8 million.

HCC Reinsurance Company

HCC Reinsurance Company Limited is a Bermuda-domiciled reinsurance company that writes assumed reinsurance from our insurance companies and a limited amount of direct insurance. HCC Reinsurance Company is an issuing carrier for diversified financial products business underwritten by our underwriting agency, HCC Indemnity Guaranty. HCC Reinsurance Company's gross written premium in 2009 was $122.8 million.

U.S. Specialty Insurance Company

U.S. Specialty Insurance Company is a Texas-domiciled property and casualty insurance company. It primarily writes diversified financial products, aviation and accident and health business. U.S. Specialty Insurance Company acts as an issuing carrier for certain business underwritten by our underwriting agencies. U.S. Specialty Insurance Company's gross written premium in 2009 was $656.5 million.

HCC Life Insurance Company

HCC Life Insurance Company is an Indiana-domiciled life insurance company. It operates as primarily a larger group life, accident and health insurer. Its primary products are medical stop-loss and medical excess business. This business is primarily produced by unaffiliated agents, brokers and third party administrators. HCC Life Insurance Company's gross written premium in 2009 was $674.8 million.

Perico Life Insurance Company

Perico Life Insurance Company is a Delaware-domiciled life insurance company. Perico Life Insurance Company now operates as primarily a small group life, accident and health insurer. Its principal product is medical stop-loss business. Perico Life Insurance Company's 2009 gross written premium was $84.1 million.

Avemco Insurance Company

Avemco Insurance Company is a Maryland-domiciled property and casualty insurer and operates as a direct market underwriter of general aviation business. It has also been an issuing carrier for accident and health business and some other lines of business underwritten by our underwriting agencies and a previously affiliated underwriting agency. Avemco Insurance Company's gross written premium in 2009 was $40.9 million.

American Contractors Indemnity Company

American Contractors Indemnity Company is a California-domiciled surety company. It writes court, specialty contract, license and permit, and bail bonds. American Contractors Indemnity Company has been in operation since 1990 and operates as a part of our HCC Surety Group. American Contractors Indemnity Company's 2009 gross written premium was $101.4 million.

United States Surety Company

United States Surety Company is a Maryland-domiciled surety company that has been in operation since 1996. It writes contract bonds and operates as a part of our HCC Surety Group. United States Surety Company's 2009 gross written premium was $22.2 million.

HCC Specialty Insurance Company

HCC Specialty Insurance Company is an Oklahoma-domiciled property and casualty insurance company in operation since 2002. It writes diversified financial products and other specialty lines of business produced by affiliated underwriting agencies. HCC Specialty Insurance Company's gross written premium in 2009 was $20.5 million and was 100% ceded to Houston Casualty Company.

Underwriting Agency Operations

Historically, we have acquired underwriting agencies with seasoned books of business and experienced underwriters. These agencies control the distribution of their business. After we acquire an agency, we generally begin to write some or all of its business through our insurance companies, and, in some cases, the insurance companies reinsure some of the business with unaffiliated reinsurers. We have consolidated certain of our underwriting agencies with our insurance companies when our retention of their business approached 100%. We plan to continue this process in the future.

Our underwriting agencies act on behalf of affiliated and unaffiliated insurance companies and provide insurance underwriting management and claims administration services. Our underwriting agencies do not assume any insurance or reinsurance risk themselves and generate revenues based entirely on fee income and profit commissions. These subsidiaries are in a position to direct and control business they produce. Our insurance companies serve as policy issuing companies for the majority of the business written by our underwriting agencies. If an unaffiliated insurance company serves as the policy issuing company, our

insurance companies may reinsure all or part of the business. Our underwriting agencies generated total revenue in 2009 of $182.1 million.

Professional Indemnity Agency

Professional Indemnity Agency, Inc., based in Mount Kisco, New York and with operations in San Francisco and San Diego, California, Concord, California, Richmond, Virginia, Scottsdale, Arizona and Auburn Hills, Michigan, acts as an underwriting manager for diversified financial products specializing in directors' and officers' liability, errors and omissions liability, kidnap and ransom, employment practice liability, public entity, fidelity, difference in conditions (earthquake) and other specialty lines of business on behalf of affiliated and unaffiliated insurance companies. It has been in operation since 1977.

HCC Specialty Underwriters

HCC Specialty Underwriters Inc., with its home office in Wakefield, Massachusetts and a branch office in London, England, acts as an underwriting manager for sports disability, contingency, film production, and other group life, accident and health and specialty lines of business on behalf of affiliated and unaffiliated insurance companies. It has been in operation since 1982.

HCC Global Financial Products

HCC Global Financial Products, LLC acts as an underwriting manager for diversified financial products, specializing in directors' and officers' liability business on behalf of affiliated insurance companies. It has been in operation since 1999, underwriting domestic business from Farmington, Connecticut, Jersey City, New Jersey and Houston, Texas and international business from Barcelona, Spain, London, England, and Miami, Florida.

HCC Indemnity Guaranty Agency

HCC Indemnity Guaranty Agency, Inc. is an underwriting agency based in New York, New York, specializing in writing insurance and reinsurance related to various financial products. It writes on behalf of affiliated insurance companies. It has been in operation since 2004.

HCC Underwriting Agency

HCC Underwriting Agency, Ltd. (UK) is a managing agent for two Lloyd's of London syndicates, Syndicates 4040 and 4141. HCC Underwriting Agency, Ltd. (UK) has been in operation since 2004.

HCC Medical Insurance Services

HCC Medical Insurance Services, LLC, based in Indianapolis, Indiana, is an underwriting agency specializing in domestic and international short-term medical insurance, which is written principally through an internet platform. The domestic business is written on behalf of one of our domestic insurance companies and the international business is written by Lloyd's of London Syndicate 4141.

Other Operations

In the past, we invested in insurance related entities, had a trading portfolio of securities and issued a mortgage guaranty contract, which was accounted for utilizing deposit accounting. We have sold the trading portfolio and the investments and have commuted the mortgage guaranty contract. The income and gains and losses from these items are included in other operating income, together with other miscellaneous income and income related to two mortgage impairment insurance contracts which, while written as insurance policies, receive accounting treatment as derivative financial instruments.

Other operating income was $34.4 million in 2009, $9.6 million in 2008 and $43.5 million in 2007, and varied considerably from period to period depending on the amount of trading, investment or disposition activity and, in 2009, from the commutation.

Operating Ratios

Premium to Surplus Ratio

Our insurance companies are subject to regulation and supervision by the jurisdictions in which they do business. Statutory accounting is generally based on a liquidation concept with the intent to protect the policyholders. This table shows the ratio of statutory gross written premium and net written premium to statutory policyholders' surplus for our property and casualty insurance companies (dollars in thousands):

	2009	2008	2007	2006	2005
Gross written premium	$2,568,609	$2,510,612	$2,460,498	$2,243,843	$2,049,116
Net written premium	2,052,309	2,064,091	1,985,641	1,812,896	1,495,931
Policyholders' surplus	2,103,892	1,852,684	1,744,889	1,342,054	1,110,268
Gross written premium ratio	122.1%	135.5%	141.0%	167.2%	184.6%
Gross written premium industry average(1)	*	180.5%	160.7%	171.0%	192.7%
Net written premium ratio	97.5%	111.4%	113.8%	135.1%	134.7%
Net written premium industry average(1)	82.2%**	93.5%	84.2%	90.4%	99.8%

(1) Source: A.M. Best Company, Inc.

* Not available

** Estimated by A.M. Best Company, Inc.

While there is no statutory requirement regarding a permissible premium to policyholders' surplus ratio, guidelines established by the National Association of Insurance Commissioners provide that a property and casualty insurer's annual statutory gross written premium should not exceed 900% and net written premium should not exceed 300% of its policyholders' surplus. However, industry and rating agency guidelines place these ratios at 300% and 200%, respectively. Our property and casualty insurance companies have maintained ratios lower than such guidelines.

Combined Ratio — GAAP

The underwriting experience of a property and casualty insurance company is indicated by its combined ratio. The GAAP combined ratio is a combination of the loss ratio (the ratio of incurred losses and loss adjustment expenses to net earned premium) and the expense ratio (the ratio of policy acquisition costs and other underwriting expenses, net of ceding commissions, to net earned premium). We calculate the GAAP combined ratio using financial data derived from the combined financial statements of our insurance company subsidiaries reported under accounting principles generally accepted in the United States of America (generally accepted accounting principles or GAAP). Our insurance companies' GAAP loss ratios, expense ratios and combined ratios are shown in the following table:

	2009	2008	2007	2006	2005
Loss ratio	59.7%	60.4%	59.6%	59.2%	67.1%
Expense ratio	25.2	25.0	23.8	25.0	26.1
Combined ratio — GAAP	84.9%	85.4%	83.4%	84.2%	93.2%

Combined Ratio — Statutory

The statutory combined ratio is a combination of the loss ratio (the ratio of incurred losses and loss adjustment expenses to net earned premium) and the expense ratio (the ratio of policy acquisition costs and other underwriting expenses, net of ceding commissions, to net written premium). We calculate the statutory combined ratio using financial data derived from the combined financial statements of our insurance company

subsidiaries reported in accordance with statutory accounting principles. Our insurance companies' statutory loss ratios, expense ratios and combined ratios are shown in the following table:

	2009	2008	2007	2006	2005
Loss ratio	60.7%	60.8%	60.6%	60.0%	67.1%
Expense ratio	25.7	24.3	23.9	24.0	25.5
Combined ratio — Statutory	86.4%	85.1%	84.5%	84.0%	92.6%
Industry average	100.6%*	103.9%	95.7%	92.5%	100.7%

* Estimated by A.M. Best Company, Inc.

The statutory ratio data is not intended to be a substitute for results of operations in accordance with GAAP. We believe including this information is useful to allow a comparison of our operating results with those of other companies in the insurance industry. The source of the industry average is A.M. Best Company, Inc. A.M. Best Company, Inc. reports insurer performance based on statutory financial data to provide more standardized comparisons among individual companies and to provide overall industry performance. This data is not an evaluation directed at investors.

Reserves

Our net loss and loss adjustment expense reserves are composed of reserves for reported losses and reserves for incurred but not reported losses (which include provisions for potential movement in reported losses, as well as for claims that have occurred but have not yet been reported to us). Reinsurance recoverables offset our gross reserves based upon the contractual terms of our reinsurance agreements. Reserves are recorded by product line and are undiscounted, except for reserves related to acquisitions.

The process of estimating our loss and loss adjustment expense reserves involves a considerable degree of judgment by management and is inherently uncertain. The recorded reserves represent management's best estimate of unpaid loss and loss adjustment expense by line of business. Because we provide insurance coverage in specialized lines of business that often lack statistical stability, management considers many factors and not just actuarial point estimates in determining ultimate expected losses and the level of net reserves required and recorded.

To record reserves on our lines of business, we utilize expected loss ratios, which management selects based on the following:

- information used to price the applicable policies,
- historical loss information where available,
- any public industry data for that line or similar lines of business,
- an assessment of current market conditions, and
- a claim-by-claim review by management, where actuarially homogenous data is unavailable.

Management also considers the point estimates and ranges calculated by our actuaries, together with input from our experienced underwriting and claims personnel. Our actuaries utilize standard actuarial techniques in making their actuarial point estimates. These techniques require a high degree of judgment, and changing conditions can cause fluctuations in the reserve estimates. Because of the nature and complexities of the specialized types of business we insure, management may give greater weight to the expectations of our underwriting and claims personnel, who often perform a claim by claim review, rather than to the actuarial estimates. However, we utilize the actuarial point and range estimates to monitor the adequacy and reasonableness of our recorded reserves.

Each quarter, management compares recorded reserves to the most recent actuarial point estimate and range for each line of business. If the recorded reserves vary significantly from the actuarial point estimate,

management determines the reasons for the variances and may adjust the reserves up or down to an amount that, in management's judgment, is adequate based on all of the facts and circumstances considered, including the actuarial point estimates. We believe that our review process is effective, such that any required changes are recognized in the period of change as soon as the need for the change is evident. Our total consolidated net reserves have consistently been above the total actuarial point estimate but within the actuarial range.

With the exception of 2004, our net reserves historically have shown favorable development except for the effects of losses from commutations, which we have completed in the past and may negotiate in the future. Commutations can produce adverse prior year development since, under generally accepted accounting principles, any excess of undiscounted reserves assumed over assets received must be recorded as a loss at the time the commutation is completed. Economically, the loss generally represents the discount for the time value of money that will be earned over the payout of the reserves; thus, the loss may be recouped as investment income is earned on the assets received. Based on our reserving techniques and our past results, we believe that our net reserves are adequate.

The reserving process is intended to reflect the impact of inflation and other factors affecting loss payments by taking into account changes in historical payment patterns and perceived trends. There is no precise method for the subsequent evaluation of the adequacy of the consideration given to inflation, or to any other specific factor, or to the way one factor may impact another.

We underwrite risks that are denominated in a number of foreign currencies and, therefore, maintain loss reserves with respect to these policies in the respective currencies. These reserves are subject to exchange rate fluctuations, which may have an effect on our net earnings. Generally, we match the reserves denominated in foreign currencies with assets denominated in the same currency resulting in a natural economic hedge that mitigates the effects of exchange rate fluctuation.

The loss development triangles show changes in our reserves in subsequent years from the prior loss estimates, based on experience at the end of each succeeding year, on the basis of generally accepted accounting principles. The estimate is increased or decreased as more information becomes known about the frequency and severity of losses for individual years. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate.

The first line of each loss development triangle presents, for the years indicated, our gross or net reserve liability, including the reserve for incurred but not reported losses. The first section of each table shows, by year, the cumulative amounts of loss and loss adjustment expense paid at the end of each succeeding year. The second section sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. The "cumulative redundancy (deficiency)" represents, at the date indicated, the difference between the latest re-estimated liability and the reserves as originally estimated.

This loss development triangle shows development in loss reserves on a gross basis (in thousands):

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Balance sheet reserves	$3,429,309	$3,415,230	$3,227,080	$3,097,051	$2,813,720	$2,089,199	$1,525,313	$1,158,915	$1,132,258	$ 944,117	$871,104
Reserve adjustments from acquisition and disposition of subsidiaries	—	24,897	57,028	48,119	26,088	6,113	—	5,587	—	(66,571)	(32,437)
Adjusted reserves	3,429,309	3,440,127	3,284,108	3,145,170	2,839,808	2,095,312	1,525,313	1,164,502	1,132,258	877,546	838,667
Cumulative paid at:											
One year later		887,040	902,352	797,217	689,126	511,766	396,077	418,809	390,232	400,279	424,379
Two years later			1,305,179	1,260,672	1,077,954	780,130	587,349	548,941	612,129	537,354	561,246
Three years later				1,527,443	1,385,011	993,655	772,095	659,568	726,805	667,326	611,239
Four years later					1,578,970	1,144,350	866,025	823,760	803,152	720,656	686,730
Five years later						1,231,166	1,002,058	886,458	921,920	758,126	721,011
Six years later							1,092,558	1,003,780	1,009,049	835,994	725,639
Seven years later								1,078,739	1,101,393	924,803	752,733
Eight years later									1,167,307	964,763	817,615
Nine years later										1,025,900	844,300
Ten years later											841,215
Re-estimated liability at:											
End of year	3,429,309	3,440,127	3,284,108	3,145,170	2,839,808	2,095,312	1,525,313	1,164,502	1,132,258	877,546	838,667
One year later		3,349,692	3,244,195	3,054,549	2,836,507	2,124,584	1,641,426	1,287,003	1,109,098	922,080	836,775
Two years later			3,070,059	2,966,388	2,725,035	2,118,416	1,666,931	1,393,143	1,241,261	925,922	868,438
Three years later				2,784,998	2,657,565	2,031,246	1,690,729	1,464,448	1,384,608	1,099,657	854,987
Four years later					2,518,263	2,008,590	1,619,744	1,506,360	1,455,046	1,102,636	900,604
Five years later						1,943,902	1,639,621	1,453,674	1,480,193	1,135,143	887,272
Six years later							1,617,970	1,467,540	1,433,630	1,137,652	894,307
Seven years later								1,463,702	1,462,481	1,079,353	899,212
Eight years later									1,452,706	1,113,971	879,805
Nine years later										1,115,242	881,947
Ten years later											850,964
Cumulative redundancy (deficiency)		$ 90,435	$ 214,049	$ 360,172	$ 321,545	$ 151,410	$ (92,657)	$ (299,200)	$ (320,448)	$ (237,696)	$ (12,297)

The gross redundancies reflected in the above table for 2004 through 2008 resulted primarily from the following activity:

- Excluding certain business described below, during 2009, 2008 and 2007, we recorded favorable development of $175.2 million, $106.2 million and $44.1 million, respectively. Most of this was from the 2002 — 2006 underwriting years in: 1) our diversified financial products line of business, primarily in our directors' and officers' liability, U.K. professional indemnity and U.S. surety products, 2) our London market account, which includes redundancies on the 2005 hurricanes, and 3) an assumed quota share program reported in our other specialty line of business. These changes primarily affected the 2003 through 2007 accident years.

- As part of our 2009 reserve review, we re-estimated our exposure on our directors' and officers' liability business for the 2007 underwriting year, which resulted in $84.8 million of additional reserves in the 2007 and 2008 accident years.

- During 2008, we recorded adverse development of $34.1 million on certain run-off assumed accident and health reinsurance business reported in our discontinued lines of business due to our continuing evaluation of reserves, primarily on the 2000 accident year. During 2007, we recorded favorable development of $46.5 million on the same run-off accident and health business. The combined effect of these entries was favorable development of $12.4 million.

The gross deficiencies reflected in the above table for 1999 through 2003 resulted from the following:

- During 2005, 2004 and 2003, we recorded $49.8 million, $127.7 million and $132.9 million, respectively, in gross losses on certain run-off assumed accident and health reinsurance business

reported in our discontinued lines of business, due to our processing of additional information received and our continuing evaluation of reserves on this business. Collectively, these transactions primarily affected the 1999, 2000 and 2001 accident years.

- The 2000 and 1999 years were also adversely affected by late reporting of loss information received during 2001 for certain other discontinued business.

The gross reserves in the discontinued lines of business, particularly with respect to run-off assumed accident and health reinsurance business, produced substantial adverse development from 2003 through 2005. This assumed accident and health reinsurance is primarily excess coverage for large losses related to workers' compensation policies. Losses tend to develop and affect excess covers considerably after the original loss was incurred. Additionally, certain primary insurance companies that we reinsured have experienced financial difficulty and some of them are in liquidation, with guaranty funds now responsible for administering the business. Losses related to this business are historically late reporting. While we attempt to anticipate these conditions in setting our gross reserves, we have only been partially successful to date, and there could be additional adverse development in these reserves in the future. The gross losses that have developed adversely have been substantially reinsured and, therefore, the net effects have been much less.

The following table provides a reconciliation of the gross liability for loss and loss adjustment expense payable on the basis of generally accepted accounting principles (in thousands):

	2009	2008	2007
Gross reserves for loss and loss adjustment expense payable at beginning of year	$3,415,230	$3,227,080	$3,097,051
Gross reserve additions from acquired businesses	37,839	32,131	826
Foreign currency adjustment	31,844	(102,777)	34,202
Incurred loss and loss adjustment expense:			
Provision for loss and loss adjustment expense for claims occurring in current year	1,579,331	1,707,538	1,443,031
Decrease in estimated loss and loss adjustment expense for claims occurring in prior years*	(90,435)	(72,044)	(90,621)
Incurred loss and loss adjustment expense	1,488,896	1,635,494	1,352,410
Loss and loss adjustment expense payments for claims occurring during:			
Current year	594,460	474,346	460,192
Prior years	887,040	902,352	797,217
Loss and loss adjustment expense payments	1,481,500	1,376,698	1,257,409
Gross reserves for loss and loss adjustment expense payable at end of year	$3,492,309	$3,415,230	$3,227,080

* Changes in loss and loss adjustment expense reserves for losses occurring in prior years reflect the gross effect of the resolution of losses for other than the reserve value and the subsequent adjustments of loss reserves.

The activities that caused the 2004 — 2008 redundancies reported in the gross triangle and explained previously are the same activities that caused the gross redundant development for 2007 through 2009 reported in the above reconciliation.

This loss development triangle shows development in loss reserves on a net basis (in thousands):

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Reserves, net of reinsurance	$2,555,840	$2,416,271	$2,342,800	$2,108,961	$1,533,433	$1,059,283	$705,200	$ 458,702	$ 313,097	$249,872	$273,606
Reserve adjustments from acquisition (disposition) of subsidiaries	—	23,498	52,551	44,410	24,318	5,777	—	5,587	—	(6,048)	(3,343)
Adjusted reserves, net of reinsurance	2,555,840	2,439,769	2,395,351	2,153,371	1,557,751	1,065,060	705,200	464,289	313,097	243,824	270,263
Cumulative paid, net of reinsurance, at:											
One year later		618,699	687,675	556,096	222,336	172,224	141,677	115,669	126,019	102,244	145,993
Two years later			940,636	858,586	420,816	195,663	135,623	152,674	131,244	139,659	174,534
Three years later				1,013,122	588,659	337,330	124,522	115,214	163,808	118,894	185,744
Four years later					702,072	424,308	217,827	88,998	93,405	138,773	180,714
Five years later						495,642	313,315	155,708	59,936	158,935	197,416
Six years later							376,903	242,904	125,311	137,561	200,833
Seven years later								301,828	186,224	194,517	188,901
Eight years later									236,299	240,590	244,069
Nine years later										289,353	251,180
Ten years later											248,461
Re-estimated liability, net of reinsurance, at:											
End of year	2,555,840	2,439,769	2,395,351	2,153,371	1,557,751	1,065,060	705,200	464,289	313,097	243,824	270,263
One year later		2,386,245	2,342,033	2,126,974	1,551,225	1,090,454	735,678	487,403	306,318	233,111	260,678
Two years later			2,223,731	2,042,277	1,524,732	1,089,732	770,497	500,897	338,194	222,330	254,373
Three years later				1,917,156	1,450,866	1,083,749	792,099	571,403	366,819	259,160	244,650
Four years later					1,367,143	1,046,110	808,261	585,741	418,781	267,651	258,122
Five years later						1,018,235	794,740	613,406	453,537	296,396	254,579
Six years later							792,896	597,666	462,157	305,841	271,563
Seven years later								602,546	455,279	311,344	277,841
Eight years later									452,221	307,262	279,412
Nine years later										317,933	274,668
Ten years later											252,537
Cumulative redundancy (deficiency)		$ 53,524	$ 171,620	$ 236,215	$ 190,608	$ 46,825	$ (87,696)	$(138,257)	$(139,124)	$ (74,109)	$ 17,726

The net redundancies reflected in the above table for 2004 through 2008 resulted primarily from the following:

- During 2009, 2008 and 2007, we recorded favorable development of $53.5 million, $82.4 millino and $26.4 million, respectively. Most of this was from the 2002 — 2006 underwriting years in: 1) our diversified financial products line of business, primarily in our directors' and officers' liability, U.K. professional indemnity and U.S. surety products, 2) our London market account, which includes redundancies on the 2005 hurricanes, and 3) an assumed quota share program reported in our other specialty line of business. These changes primarily affected the 2003 through 2007 accident years. As part of our 2009 reserve review, we re-estimated our exposure on our directors' and officers' liability 2007 underwriting year, which resulted in additional reserves for the 2007 and 2008 accident years.

- Reserve reductions in 2006 on prior years' hurricanes and aviation, affecting primarily the 2004 and 2005 accident years.

The net deficiencies reflected in the above table for 1999 through 2003 resulted primarily from activity on certain run-off assumed accident and health business reported in our discontinued lines of business, as follows:

- Commutation charges of $20.2 million, $26.0 million and $28.8 million recorded in 2006, 2005 and 2003, respectively.

- Reserve strengthening of $27.3 million in 2004 to bring net reserves for this discontinued line of business above our actuarial point estimate.

- Collectively, these transactions primarily affected the 1999, 2000 and 2001 accident years.

The table below provides a reconciliation of the liability for loss and loss adjustment expense payable, net of reinsurance ceded, on the basis of generally accepted accounting principles (in thousands):

	2009	2008	2007
Net reserves for loss and loss adjustment expense payable at beginning of year	$2,416,271	$2,342,800	$2,108,961
Net reserve additions from acquired businesses	36,522	29,053	742
Foreign currency adjustment	25,067	(82,677)	27,304
Incurred loss and loss adjustment expense:			
Provision for loss and loss adjustment expense for claims occurring in current year	1,269,283	1,294,244	1,210,344
Decrease in estimated loss and loss adjustment expense for claims occurring in prior years*	(53,524)	(82,371)	(26,397)
Incurred loss and loss adjustment expense	1,215,759	1,211,873	1,183,947
Loss and loss adjustment expense payments for claims occurring during:			
Current year	519,080	397,103	422,058
Prior years	618,699	687,675	556,096
Loss and loss adjustment expense payments	1,137,779	1,084,778	978,154
Net reserves for loss and loss adjustment expense payable at end of year	$2,555,840	$2,416,271	$2,342,800

* Changes in loss and loss adjustment expense reserves for losses occurring in prior years reflect the net effect of the resolution of losses for other than the reserve value and the subsequent adjustments of loss reserves.

The activities that caused the 2004 — 2008 redundancies reported in the net triangle and explained previously are the same activities that caused the net redundant development for 2007 through 2009 reported in the above reconciliation.

Deficiencies and redundancies in the reserves occur as we continually review our loss reserves with our actuaries, increasing or reducing loss reserves as a result of such reviews and as losses are finally settled and claims exposures are reduced. We believe we have provided for all material net incurred losses.

We write directors' and officers' liability, errors and omission liability and fiduciary liability coverages for public and private companies and not-for-profit organizations. Certain of this business is written for financial institutions that have potential exposure to shareholder lawsuits as a result of the current economic environment during the last few years. We also write trade credit business for policyholders who have credit and political risk exposure. We continue to closely monitor our exposure to subprime and credit market related issues. Based on our present knowledge, we believe our ultimate losses from these coverages will be contained within our current overall loss reserves for this business.

We have no material exposure to asbestos claims or environmental pollution losses. Our largest insurance company subsidiary only began writing business in 1981, and its policies normally contain pollution exclusion clauses that limit pollution coverage to "sudden and accidental" losses only, thus excluding intentional dumping and seepage claims. Policies issued by our other insurance company subsidiaries do not have significant environmental exposures because of the types of risks covered.

Enterprise Risk Management

Our Enterprise Risk Management (ERM) process provides us with a structured approach to identify, manage, report and respond to downside risks or threats, as well as business opportunities. This process enables us to assess risks in a more consistent and transparent manner, resulting in improved recognition, management and monitoring of risk. The key objectives of our ERM process are to support our decision making and to promote a culture of risk awareness throughout the organization, thereby allowing us to grow shareholders' equity and preserve capital, while achieving a consistent return on average equity.

Our ERM initiative is supported by the Enterprise Risk Oversight Committee of our Board of Directors. Our internal risk management functions are led by a Corporate Vice President of our Enterprise Risk Management Department, who reports to the President and Chief Executive Officer, A Risk Committee that reports to the President and Chief Executive Officer assists the Board in risk assessment.

We use a variety of methods and tools company-wide in our risk assessment and management efforts. Our key methods and tools include: 1) underwriting risk management, where underwriting authority limits are set, 2) natural catastrophe risk management, where a variety of catastrophe modeling techniques, both internal and external, are used to monitor loss exposures, 3) a Reinsurance Security Policy Committee, which is responsible for monitoring reinsurers, reinsurance recoverable balances and changes in a reinsurer's financial condition, 4) investment risk management, where the Investment and Finance Committee of our Board of Directors provides oversight of our capital and financial resources, and our investment policies, strategies, transactions and investment performance, and 5) the use of outside experts to perform scenario testing, where deemed beneficial. We plan to continue to invest in resources and technology to support our ERM process.

Regulation

The business of insurance is extensively regulated by the government. At this time, the insurance business in the United States is regulated primarily by the individual states. Additional federal regulation of the insurance industry may occur in the future.

Our business depends on our compliance with applicable laws and regulations and our ability to maintain valid licenses and approvals for our operations. We devote a significant effort to obtain and maintain our licenses and to comply with the diverse and complex regulatory structure. In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, regulatory authorities are vested with broad discretion to grant, renew and revoke licenses and approvals and to implement regulations governing the business and operations of insurers, insurance agents, brokers and third party administrators.

Insurance Companies

Our insurance companies are subject to regulation and supervision by the states and by other jurisdictions in which they do business. Regulation by the states varies, but generally involves regulatory and supervisory powers exercised by a state insurance official. In the United States, the regulation and supervision of our insurance operations primarily entails:

- approval of policy forms and premium rates,
- licensing of insurers and their agents,
- periodic examinations of our operations and finances,
- prescription of the form and content of records of financial condition to be filed with the regulatory authority,
- required levels of deposits for the benefit of policyholders,
- requiring certain methods of accounting,
- requiring reserves for unearned premium, losses and other purposes,

- restrictions on the ability of our insurance companies to pay dividends,
- restrictions on the nature, quality and concentration of investments,
- restrictions on transactions between insurance companies and their affiliates,
- restrictions on the size of risks insurable under a single policy, and
- standards of solvency, including risk-based capital measurement (which is a measure developed by the National Association of Insurance Commissioners and used by state insurance regulators to identify insurance companies that potentially are inadequately capitalized).

In the United States, state insurance regulations are intended primarily for the protection of policyholders rather than shareholders. The state insurance departments monitor compliance with regulations through periodic reporting procedures and examinations. The quarterly and annual financial reports to the state insurance regulators utilize statutory accounting principles, which are different from the generally accepted accounting principles we use in our reports to shareholders. Statutory accounting principles, in keeping with the intent to assure the protection of policyholders, are generally based on a liquidation concept, while generally accepted accounting principles are based on a going-concern concept.

In the United States, state insurance regulators classify direct insurance companies and some individual lines of business as "admitted" (also known as "licensed") insurance or "non-admitted" (also known as "surplus lines") insurance. Surplus lines insurance is offered by non-admitted companies on risks that are not insured in the particular state by admitted companies. All surplus lines insurance is required to be written through licensed surplus lines insurance brokers, who are required to be knowledgeable of and to follow specific state laws prior to placing a risk with a surplus lines insurer. Our insurance companies offer products on both an admitted and surplus lines basis.

U.S. state insurance regulations also affect the payment of dividends and other distributions by insurance companies to their shareholders. Generally, insurance companies are limited by these regulations in the payment of dividends above a specified level. Dividends in excess of those thresholds are "extraordinary dividends" and are subject to prior regulatory approval. Many states require prior regulatory approval for all dividends.

In the United Kingdom, the Financial Services Authority supervises all securities, banking and insurance businesses, including Lloyd's of London. The Financial Services Authority oversees compliance with established periodic auditing and reporting requirements, risk assessment reviews, minimum solvency margins, dividend restrictions, restrictions governing the appointment of key officers, restrictions governing controlling ownership interests and various other requirements. All of our United Kingdom operations, including Houston Casualty Company-London, are authorized and regulated by the Financial Services Authority.

HCC Europe is domiciled in Spain and operates on the equivalent of an "admitted" basis throughout the European Union. HCC Europe's primary regulator is the Spanish General Directorate of Insurance and Pension Funds of the Ministry of the Economy and Treasury (Dirección General de Seguros y Fondos de Pensiones del Ministerio de Economía y Hacienda).

Underwriting Agencies

In addition to the regulation of insurance companies, the states impose licensing and other requirements on the underwriting agency and service operations of our other subsidiaries. These regulations relate primarily to:

- advertising and business practice rules,
- contractual requirements,
- financial security,
- licensing as agents, brokers, reinsurance brokers, managing general agents or third party administrators,

- limitations on authority, and
- recordkeeping requirements.

Statutory Accounting Principles

The principal differences between statutory accounting principles for our domestic insurance company subsidiaries and generally accepted accounting principles, the method by which we report our consolidated financial results to our shareholders, are as follows:

- a liability is recorded for certain reinsurance recoverables under statutory accounting principles whereas, under generally accepted accounting principles, there is no such provision unless the recoverables are deemed to be doubtful of collection,
- certain assets that are considered "non-admitted assets" are eliminated from a balance sheet prepared in accordance with statutory accounting principles, but are included in a balance sheet prepared in accordance with generally accepted accounting principles,
- only some of the deferred tax asset is recognized under statutory accounting principles,
- fixed income investments classified as available for sale are recorded at fair value for generally accepted accounting principles and at amortized cost under statutory accounting principles,
- outstanding losses and unearned premium are reported on a gross basis under generally accepted accounting principles and on a net basis under statutory accounting principles, and
- under statutory accounting principles, policy acquisition costs are expensed as incurred and, under generally accepted accounting principles, such costs are deferred and amortized to expense as the related premium is earned.

Our international insurance company subsidiaries' accounting principles are prescribed by regulatory authorities in each country. The prescribed principles do not vary significantly from generally accepted accounting principles.

Insurance Holding Company Acts

Because we are an insurance holding company, we are subject to the insurance holding company system regulatory requirements of a number of states. Under these regulations, we are required to report information regarding our capital structure, financial condition and management. We are also required to provide prior notice to, or seek the prior approval of, insurance regulatory authorities of certain agreements and transactions between our affiliated companies. These agreements and transactions must satisfy certain regulatory requirements.

Assessments

Many states require insurers licensed to do business in the state to bear a portion of the loss suffered by some insureds as a result of the insolvency of other insurers or to bear a portion of the cost of insurance for "high-risk" or otherwise uninsured individuals. Depending upon state law, insurers can be assessed an amount that is generally limited to between 1% and 2% of premiums written for the relevant lines of insurance in that state. Part of these payments may be recoverable through premium rates, premium tax credits or policy surcharges. Significant increases in assessments could limit the ability of our insurance subsidiaries to recover such assessments through tax credits or other means. In addition, there have been some legislative efforts to limit policy surcharges or repeal the tax offset provisions. We cannot predict the extent to which such assessments may increase or whether there may be limits imposed on our ability to recover or offset such assessments.

Insurance Regulations Concerning Change of Control

Many state insurance regulatory laws contain provisions that require advance approval by state agencies of any change of control of an insurance company that is domiciled or, in some cases, has substantial business in that state. "Control" is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. HCC owns, directly or indirectly, all of the shares of stock of insurance companies domiciled in a number of states. Any purchaser of shares of common stock representing 10% or more of the voting power of our common stock will be presumed to have acquired control of our domestic insurance subsidiaries unless, following application by that purchaser, the relevant state insurance regulators determine otherwise. Any transaction that would constitute a change in control of any of our individual insurance subsidiaries would generally require prior approval by the insurance departments of the states in which the insurance subsidiary is domiciled. Also, one of our insurance subsidiaries is domiciled in the United Kingdom and another in Spain. Insurers in those countries are also subject to change of control restrictions under their individual regulatory frameworks. These requirements may deter or delay possible significant transactions in our common stock or the disposition of our insurance companies to third parties, including transactions which could be beneficial to our shareholders.

Risk-Based Capital

The National Association of Insurance Commissioners has developed a formula for analyzing insurance companies called risk-based capital. The risk-based capital formula is intended to establish minimum capital thresholds that vary with the size and mix of an insurance company's business and assets. It is designed to identify companies with capital levels that may require regulatory attention. At December 31, 2009, each of our domestic insurance companies' total adjusted capital was significantly in excess of the authorized control level risk-based capital.

Insurance Regulatory Information System

The National Association of Insurance Commissioners has developed a rating system, the Insurance Regulatory Information System, primarily intended to assist state insurance departments in overseeing the financial condition of all insurance companies operating within their respective states. The Insurance Regulatory Information System consists of eleven key financial ratios that address various aspects of each insurer's financial condition and stability. Our insurance companies' Insurance Regulatory Information System ratios generally fall within the usual prescribed ranges.

Terrorism Risk Insurance Act

The Federal Terrorism Risk Insurance Act (TRIA) was initially enacted in 2002 for the purpose of ensuring the availability of insurance coverage for certain acts of terrorism, as defined in the TRIA. The Terrorism Risk Insurance Extension Act of 2005 extended TRIA through December 31, 2007. In 2007, the President signed into law the Terrorism Risk Insurance Program Reauthorization Act of 2007 (Reauthorization Act). The Reauthorization Act extends the program through December 31, 2014. A major provision of the Reauthorization Act is the revision of the definition of "Act of Terrorism" to remove the requirement that the act of terrorism be committed by an individual acting on behalf of any foreign person or foreign interest in order to be certified under the Reauthorization Act. The Reauthorization Act sets the Federal share of compensation (subject to a $100.0 million program trigger) for program years 2008 — 2014 at 85%, excess of our retention level, up to the maximum annual liability cap of $100.0 billion.

Under the Reauthorization Act, we are required to offer terrorism coverage to our commercial policyholders in certain lines of business, for which we may, when warranted, charge an additional premium. The policyholders may or may not accept such coverage. The Reauthorization Act also established a deductible that each insurer would have to meet before Federal reimbursement would occur. For 2010, our deductible is approximately $122.7 million.

Legislative Initiatives

In recent years, state legislatures have considered or enacted laws that modify and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. State insurance regulators are members of the National Association of Insurance Commissioners, which seeks to promote uniformity of and to enhance the state regulation of insurance. In addition, the National Association of Insurance Commissioners and state insurance regulators, as part of the National Association of Insurance Commissioners' state insurance department accreditation program and in response to new federal laws, have re-examined existing state laws and regulations. Specifically they focused on insurance company investments, issues relating to the solvency of insurance companies, licensing and market conduct issues, streamlining agent licensing and policy form approvals, adoption of privacy rules for handling policyholder information, interpretations of existing laws, the development of new laws and the definition of extraordinary dividends.

In recent years, a variety of measures have been proposed at the federal level to reform the current process of Federal and state regulation of the financial services industries in the United States, which include the banking, insurance and securities industries. These measures, which are often referred to as financial services modernization, have as a principal objective the elimination or modification of regulatory barriers to cross-industry combinations involving banks, securities firms and insurance companies. Also, the Federal government has from time to time considered whether to impose overall federal regulation of insurers. If so, we believe state regulation of the insurance business would likely continue. This could result in an additional layer of federal regulation. In addition, some insurance industry trade groups are actively lobbying for legislation that would allow an option for a separate Federal charter for insurance companies. The full extent to which the Federal government could decide to directly regulate the business of insurance has not been determined by lawmakers.

State regulators in many states have initiated or are participating in industry-wide investigations of sales and marketing practices in the insurance industry. Such investigations have resulted in restitution and settlement payments by some companies and criminal charges against some individuals. The investigations have led to changes in the structure of compensation arrangements, the offering of certain products and increased transparency in the marketing of many insurance products. We have cooperated fully with any such investigations and, based on presently available information, do not expect any adverse results from such investigations.

We do not know at this time the full extent to which these Federal or state legislative or regulatory initiatives will or may affect our operations and no assurance can be given that they would not, if adopted, have a material adverse effect on our business or our results of operations.

Employees

At December 31, 2009, we had 1,864 employees. Of this number, 965 are employed by our insurance companies, 616 are employed by our underwriting agencies and 283 are employed at the corporate headquarters and elsewhere. We are not a party to any collective bargaining agreement and have not experienced work stoppages or strikes as a result of labor disputes. We consider our employee relations to be good.

Item 1A. *Risk Factors*

Risks Relating to our Industry

Because we are a property and casualty insurer, our business may suffer as a result of unforeseen catastrophic losses.

Property and casualty insurers are subject to claims arising from catastrophes. Catastrophic losses have had a significant impact on our historical results. Catastrophes can be caused by various events, including hurricanes, tsunamis, windstorms, earthquakes, hailstorms, explosions, flooding, severe winter weather and fires and may include man-made events, such as terrorist attacks. The incidence, frequency and severity of catastrophes are inherently unpredictable. Some scientists believe that in recent years, changing climate

conditions have added to the unpredictability and frequency of natural disasters. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. Catastrophes can cause losses in a variety of our property and casualty lines, and most of our past catastrophe-related claims have resulted from hurricanes and earthquakes; however, we experienced a significant loss as a result of the September 11, 2001 terrorist attack. Most of our exposure to catastrophes comes from our London market account. Although we typically purchase reinsurance protection for risks we believe bear a significant level of catastrophe exposure, the nature or magnitude of losses attributed to a catastrophic event or events may result in losses that exceed our reinsurance protection. It is therefore possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on our financial position, results of operations and liquidity.

The insurance and reinsurance business is historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable premium rates, which could cause our results to fluctuate.

The insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity permitted an increase in pricing and, thus, more favorable premium levels. An increase in premium levels is often, over time, offset by an increasing supply of insurance and reinsurance capacity, either by capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms and fewer opportunities to underwrite insurance risks, which could have a material adverse effect on our results of operations and cash flows. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance business significantly. These factors may also cause the price of our common stock to be volatile.

Our loss reserves are based on an estimate of our future liability, which may prove to be inadequate.

We maintain loss reserves to cover our estimated liability for unpaid losses and loss adjustment expenses, including legal and other fees, for reported and unreported claims incurred at the end of each accounting period. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost. These estimates, which generally involve actuarial projections, are based on our assessment of facts and circumstances then known, as well as estimates of future trends in severity of claims, frequency of claims, judicial theories of liability and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in claims handling procedures, inflation, climate change, judicial trends, and legislative changes. Current events, such as the recent subprime issues, the state of the financial markets, the economic downturn and the severe decline in equity markets, may result in an increase in the number of claims and the severity of the claims reported, particularly in lines of business such as directors' and officers' liability, errors and omissions liability and trade credit insurance. Many of these items are not directly quantifiable in advance. Additionally, there may be a significant reporting delay between the occurrence of the insured event and the time it is reported to us. The inherent uncertainties of estimating reserves are greater for certain types of liabilities, particularly those in which the various considerations affecting the type of claim are subject to change and in which long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are continually refined in a regular and ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in our results of operations in the periods in which such estimates are changed. Because setting reserves is inherently uncertain, there can be no assurance that current reserves will prove adequate in light of subsequent events, particularly in volatile economic times now being experienced and the often related changes in behavior of claimants and policyholders, including an increase in fraudulent reporting of exposures and/or losses, reduced maintenance of insured properties or increased frequency of small claims. If actual claims prove to be greater than our reserves, our financial position, results of operations and liquidity may be materially adversely affected.

We may be impacted by claims relating to the recent credit market downturn and subprime insurance exposures.

We write corporate directors' and officers' liability, errors and omissions liability and other insurance coverages for financial institutions and financial services companies. We also write trade credit business for policyholders who have credit and political risk. The recent financial downturn has had an impact on this segment of the industry. As a result, this industry segment has been the subject of heightened scrutiny and, in some cases, investigations by regulators with respect to the industry's actions. These events may give rise to increased claims litigation, including class action suits, which may involve our insureds. To the extent that the frequency or severity of claims relating to these events exceeds our current estimates used for establishing reserves, it could increase our exposure to losses from such claims and could have a material adverse effect on our financial condition and results of operations.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended liability for claims and coverage may emerge. These changing conditions may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance or reinsurance contracts may not be known for many years after a contract is issued and our financial position and results of operations may be materially adversely affected.

We are subject to extensive governmental regulation.

We are subject to extensive governmental regulation and supervision. Our business depends on compliance with applicable laws and regulations and our ability to maintain valid licenses and approvals for our operations. Most insurance regulations are designed to protect the interests of policyholders rather than shareholders and other investors. In the United States, this regulation is generally administered by departments of insurance in each state in which we do business and includes a comprehensive framework of oversight of our operations and review of our financial position. U.S. Federal legislation may lead to additional federal regulation of the insurance industry in the coming years. Also, foreign governments regulate our international operations. Each foreign jurisdiction has its own unique regulatory framework that applies to our operations in that jurisdiction. Regulatory authorities have broad discretion to grant, renew or revoke licenses and approvals. Regulatory authorities may deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations, or those we believe to be generally followed by the industry, which ultimately may be different from the requirements or interpretations of regulatory authorities. If we do not have the requisite licenses and approvals and do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. That type of action could have a material adverse effect on our results of operations. Also, changes in the level of regulation of the insurance industry (whether federal, state or foreign), or changes in laws or regulations themselves or interpretations by regulatory authorities, could have a material adverse effect on our business. Virtually all states require insurers licensed to do business in that state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. In addition, states have from time to time passed legislation that has the effect of limiting the ability of insurers to manage catastrophe risk, such as legislation limiting insurers ability to increase rates and prohibiting insurers from withdrawing from catastrophe-exposed areas. The effect of these arrangements could materially adversely affect our results of operations.

The extreme turmoil in the financial markets, combined with a new Congress and Presidential administration in the U.S. has increased the likelihood of changes in the way the financial services industry is regulated and how health care insurance is provided. It is possible that insurance regulation will be drawn into this process, and that federal regulatory initiatives in the insurance industry could emerge and new regulations could be implemented, possibly on an expedited basis. The future impact of any such initiatives and any resulting regulations on our results of operations or our financial condition cannot be determined at this time.

The European Union is phasing in a new regulatory regime for the regulation of financial services known as "Solvency II", which is built on a risk-based approach to setting capital requirements for insurers and reinsurers. Solvency II is expected to be implemented in 2012. We could be impacted by the implementation of Solvency II, depending on the costs associated with implementation by each EU country, any increased capitalization requirements applicable to us and any costs associated with adjustments to our operations.

Our reliance on brokers subjects us to their credit risk.

In accordance with industry practice, we generally pay amounts owed on claims under our insurance and reinsurance contracts to brokers, and these brokers, in turn, pay these amounts to the clients that have purchased insurance or reinsurance from us. Although the law is unsettled and depends upon the facts and circumstances of the particular case, in some jurisdictions, if a broker fails to make such a payment, we might remain liable to the insured or ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the insured or ceding insurer pays premiums for these policies to brokers for payment over to us, these premiums might be considered to have been paid and the insured or ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums from the broker. Consequently, we assume a degree of credit risk associated with brokers with whom we transact business. However, due to the unsettled and fact-specific nature of the law, we are unable to quantify our exposure to this risk.

Consolidation in the insurance industry could adversely impact us.

Insurance industry participants may seek to consolidate through mergers and acquisitions. Continued consolidation within the insurance industry will further enhance the already competitive underwriting environment as we would likely experience more robust competition from larger, better capitalized competitors. These consolidated entities may use their enhanced market power and broader capital base to take business from us or to drive down pricing, which could adversely affect our operations.

Risks Relating to our Business

Our inability to accurately assess underwriting risk could reduce our net earnings.

Our underwriting success is dependent on our ability to accurately assess the risks associated with the business on which the risk is retained. We rely on the experience of our underwriting staff in assessing these risks. If we fail to assess accurately the risks we retain, we may fail to establish appropriate premium rates and our reserves may be inadequate to cover our losses, which could reduce our net earnings. The underwriting process is further complicated by our exposure to unpredictable developments, including earthquakes, weather-related events and other natural catastrophes, as well as war and acts of terrorism and those that may result from the current volatility in the financial markets and the economic downturn.

Retentions in various lines of business expose us to potential losses.

We retain risk for our own account on business underwritten by our insurance companies. The determination to reduce the amount of reinsurance we purchase or not to purchase reinsurance for a particular risk or line of business is based on a variety of factors including market conditions, pricing, availability of reinsurance, the level of our capital and our loss history. Such determinations have the effect of increasing our financial exposure to losses associated with such risks or in such line of business, and in the event of significant losses associated with such risks or lines of business, could have a material adverse effect on our financial position, results of operations and cash flows.

If we are unable to purchase adequate reinsurance protection for some of the risks we have underwritten, we will be exposed to any resulting unreinsured losses.

We purchase reinsurance for a portion of the risks underwritten by our insurance companies, especially volatile and catastrophe-exposed risks. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. In addition, the historical results of reinsurance programs and the availability of capital also affect the availability of reinsurance. Our reinsurance facilities are generally

subject to annual renewal. We cannot assure that we can maintain our current reinsurance facilities or that we can obtain other reinsurance facilities in adequate amounts and at favorable rates. Further, we cannot determine what effect catastrophic losses will have on the reinsurance market in general and on our ability to obtain reinsurance in adequate amounts and, in particular, at favorable rates. If we are unable to renew or to obtain new reinsurance facilities on acceptable terms, either our net exposures would increase or, if we are unwilling to bear such an increase in exposure, we would have to reduce the level of our underwriting commitments, especially in catastrophe-exposed risks. Either of these potential developments could have a material adverse effect on our financial position, results of operations and cash flows.

If the companies that provide our reinsurance do not pay all of our claims, we could incur severe losses.

We purchase reinsurance by transferring, or ceding, all or part of the risk we have assumed as a direct insurer to a reinsurance company in exchange for all or part of the premium we receive in connection with the risk. Through reinsurance, we have the contractual right to collect the amount reinsured from our reinsurers. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us, the reinsured, of our full liability to our policyholders. Accordingly, we bear credit risk with respect to our reinsurers. We cannot assure that our reinsurers will pay all of our reinsurance claims, or that they will pay our claims on a timely basis. Additionally, catastrophic losses from multiple direct insurers may accumulate within the more concentrated reinsurance market and result in claims that adversely impact the financial condition of such reinsurers and thus their ability to pay such claims. Further, additional adverse developments in the capital markets could affect our reinsurers' ability to meet their obligations to us. If we become liable for risks we have ceded to reinsurers or if our reinsurers cease to meet their obligations to us, because they are in a weakened financial position as a result of incurred losses or otherwise, our financial position, results of operations and cash flows could be materially adversely affected.

As a direct insurer, we may have significant exposure for terrorist acts.

To the extent that reinsurers have excluded coverage for terrorist acts or have priced such coverage at rates that we believe are not practical, we, in our capacity as a direct insurer, do not have reinsurance protection and are exposed for potential losses as a result of any terrorist acts. To the extent an act of terrorism is certified by the Secretary of Treasury, we may be covered under the Terrorism Risk Insurance Program Reauthorization Act of 2007, for up to 85% of our losses in 2010 up to the maximum amount set out in the Reauthorization Act. However, any such coverage would be subject to a mandatory deductible. Our deductible under the Reauthorization Act during 2010 is approximately $122.7 million.

In some jurisdictions outside of the United States, where we also have exposure to a loss from an act of terrorism, we have limited access to other government programs that may mitigate our exposure. If we become liable for risks that are not covered under the Reauthorization Act, our financial position, results of operations and cash flows could be materially adversely affected. In addition, because this law is relatively new and its interpretation is untested, there may be uncertainty as to how it will be applied to specific circumstances.

We may be unsuccessful in competing against larger or more well-established business rivals.

In our specialty insurance operations, we compete in narrowly-defined niche classes of business such as the insurance of private aircraft (aviation), directors' and officers' liability (diversified financial products), employer sponsored, self-insured medical plans (medical stop-loss), errors and omissions liability (diversified financial products) and surety (diversified financial products), as distinguished from such general lines of business as automobile or homeowners insurance. We compete with a large number of other companies in our selected lines of business, including: Lloyd's of London, ACE and XL in our London market business; American International Group and U.S. Aviation Insurance Group (a subsidiary of Berkshire Hathaway, Inc.) in our aviation line of business; United Health and Symetra Financial Corp. in our group life, accident and health business; and American International Group, The Chubb Corporation, ACE, St. Paul Travelers and XL in our diversified financial products business. We face competition from specialty insurance companies, standard insurance companies and underwriting agencies, as well as from diversified financial services companies that are larger than we are and that have greater financial, marketing and other resources than we

do. Some of these competitors also have longer experience and more market recognition than we do in certain lines of business. Furthermore, due to continuing volatility in the financial markets and related negative economic impact, the U.S. government has intervened in the operations of some of our competitors, which could lead to increased competition on uneconomic terms in certain of our lines of business. In addition to competition in the operation of our business, we face competition from a variety of sources in attracting and retaining qualified employees. We cannot assure you that we will maintain our current competitive position in the markets in which we operate, or that we will be able to expand our operations into new markets. If we fail to do so, our results of operations and cash flows could be materially adversely affected.

If rating agencies downgrade our financial strength ratings, our business and competitive position in the industry may suffer.

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Our insurance companies are rated by Standard & Poor's Corporation, Fitch Ratings, Moody's Investors Service, Inc. and A.M. Best Company, Inc. The financial strength ratings reflect their opinions of an insurance company's and insurance holding company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders and are not evaluations directed to investors. Our ratings are subject to periodic review by those entities, and the continuation of those ratings at current levels cannot be assured. If our ratings are reduced from their current levels, it could affect our ability to compete for high quality business and, thus, our financial position and results of operations could be adversely affected.

We may require additional capital or funds for liquidity in the future, which may not be available or may only be available on unfavorable terms.

Our future capital and liquidity requirements depend on many factors, including our ability to write new business successfully, to establish premium rates and reserves at levels sufficient to cover losses, and to maintain our current line of credit. We may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all in this period of stress in the financial markets, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result and, in any case, such securities may have rights, preferences and privileges that are senior to those of our common stock. If we cannot obtain adequate capital or funds for liquidity on favorable terms or at all, our business, results of operations and liquidity could be adversely affected. We may also be pre-empted from making acquisitions.

Standard & Poor's Corporation, Fitch Ratings, Moody's Investors Service, Inc. and A.M. Best Company rate our credit strength. If our credit ratings are reduced, it might significantly impede our ability to raise capital and borrow money, which could materially affect our business, results of operations and liquidity.

We may be unable to attract and retain qualified employees.

We depend on our ability to attract and retain experienced underwriting talent and other skilled employees who are knowledgeable about our business. Certain of our senior underwriters and other skilled employees have employment agreements that are for definite terms, and there is no assurance we will retain these employees beyond the current terms of their agreements. If the quality of our underwriting team and other personnel decreases, we may be unable to maintain our current competitive position in the specialized markets in which we operate and be unable to expand our operations into new markets, which could materially adversely affect our business.

We invest a significant amount of our assets in securities that have experienced market fluctuations, which may greatly reduce the value of our investment portfolio, reduce investment income or generate realized investment losses.

At December 31, 2009, $4.6 billion of our $5.5 billion investment portfolio was invested in fixed income securities. The fair value of these fixed income securities and the related investment income fluctuate

depending on general economic and market conditions, including the continuing volatilities in the market and economy as a whole. For our fixed income securities, the fair value generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by us from future investments in fixed income securities will generally increase or decrease with interest rates. Mortgage-backed and other asset-backed securities may have different net investment income and/or cash flows from those anticipated at the time of investment. These securities have prepayment risk when there is a risk that the timing of cash flows that result from the repayment of principal might occur earlier than anticipated because of declining interest rates or extension risk when cash flows may be received later than anticipated because of rising interest rates. For mortgage-backed securities, credit risk exists if mortgagees default on the underlying mortgages. Notwithstanding the relatively low historical rates of default on many of these obligations, during an economic downturn, our municipal bond portfolio could be subject to a higher risk of default or impairments due to declining municipal tax bases and revenue. Although we maintain an investment grade portfolio (97% are rated "A" or better), all of our fixed income securities are subject to credit risk. If any of the issuers of our fixed income securities suffer financial setbacks, the ratings on the fixed income securities could fall (with a concurrent fall in fair value) and, in a worst case scenario, the issuer could default on its financial obligations. If the issurer defaults, we could have realized losses associated with the impairment of the securities.

The impact of market fluctuations affects our financial statements. Because the majority of our fixed income securities are classified as available for sale, changes in the fair value of our securities are reflected in our other comprehensive income. Similar treatment is not available for liabilities. Therefore, interest rate fluctuations could adversely affect our financial position. Unrealized pretax net investment gains (losses) on investments in fixed income securities were $141.7 million in 2009, $(10.4) million in 2008 and $26.7 million in 2007.

In 2007 and 2008 and continuing in 2009, the financial markets and the economy have been severely affected by various events. This has impacted interest rates and has caused large writedowns in other companies' financial instruments either due to the market fluctuations or the impact of the events on the debtors' financial condition. The continuing turmoil in the financial markets and the economy could adversely affect the valuation of our investments and cause us to have to record other-than-temporary impairment losses on our investments, which could have a material adverse effect on our financial position and result of operations.

Our strategy of acquiring other companies for growth may not succeed.

Our strategy for growth includes growing through acquisitions of insurance industry related companies. This strategy presents risks that could have a material adverse effect on our business and financial performance, including:

- the diversion of our management's attention,
- our ability to assimilate the operations and personnel of the acquired companies,
- the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired companies,
- the need to expand management, administration and operational systems, and
- increased competition for suitable acquisition opportunities and qualified employees.

We cannot predict whether we will be able to find suitable acquisition targets nor can we predict whether we would be able to acquire these additional companies on terms favorable to us or if we will be able to successfully integrate the acquired operations into our business. We do not know if we will realize any anticipated benefits of completed acquisitions or if there will be substantial unanticipated costs associated with new acquisitions. In addition, future acquisitions by us may result in potentially dilutive issuances of our equity securities, the incurrence of additional debt and/or the recognition of potential impairment of goodwill

and other intangible assets. Each of these factors could materially adversely affect our financial position and results of operations.

We are exposed to goodwill impairment risk as part of our business acquisition strategy.

We have recorded goodwill in connection with the majority of our business acquisitions. We are required to perform goodwill impairment tests at least annually and whenever events or circumstances indicate that the carrying value may not be recoverable from estimated future cash flows. As a result of our annual and other periodic evaluations, we may determine that a portion of the goodwill carrying value needs to be written down to fair value, which could materially adversely affect our financial position and results of operations.

We are an insurance holding company and, therefore, may not be able to receive dividends in needed amounts from our subsidiaries.

Historically, we have had sufficient cash flow from our non-insurance company subsidiaries to meet our corporate cash flow requirements for paying principal and interest on outstanding debt obligations, dividends to shareholders and corporate expenses. However, in the future we may rely on dividends from our insurance companies to meet these requirements. The payment of dividends by our insurance companies is subject to regulatory restrictions and will depend on the surplus and future earnings of these subsidiaries, as well as the regulatory restrictions. As a result, should our other sources of funds prove to be inadequate, we may not be able to receive dividends from our insurance companies at times and in amounts necessary to meet our obligations, which could materially adversely affect our financial position and liquidity.

Because we operate internationally, fluctuations in currency exchange rates may affect our receivable and payable balances and our reserves.

We underwrite insurance coverages that are denominated in a number of foreign currencies, and we establish and maintain our loss reserves with respect to these policies in their respective currencies. We hold assets denominated in comparable foreign currencies to economically hedge the foreign currency risk related to these reserves and other liabilities denominated in foreign currencies. Our net earnings could be adversely affected by exchange rate fluctuations if we do not hold offsetting positions. Our principal area of exposure relates to fluctuations in exchange rates between the major European currencies (particularly the British pound sterling and the Euro) and the U.S. dollar. Consequently, a change in the exchange rate between the U.S. dollar and the British pound sterling or the Euro could have a materially adverse effect on our results of operations.

Our information technology systems may fail or suffer a loss of security, which could adversely affect our business.

Our business is highly dependent upon the successful and uninterrupted functioning of our computer systems. We rely on these systems to perform actuarial and other modeling functions necessary for writing business, to process our premiums and policies, to process and make claims payments, and to prepare all of our management and external financial statements and information. The failure of these systems could interrupt our operations. In addition, in the event of a disaster such as a natural catastrophe, an industrial accident, a blackout, a computer virus, a terrorist attack or war, our systems may be inaccessible for an extended period of time. These systems failures or disruptions could result in a material adverse effect on our business results.

In addition, a security breach of our computer systems could damage our reputation or result in liability. We retain confidential information regarding our business dealings in our computer systems. We may be required to spend significant capital and other resources to protect against security breaches or to alleviate problems caused by such breaches. It is critical that these facilities and infrastructure remain secure. Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, we could be subject to liability if hackers were able to penetrate our network security or otherwise misappropriate confidential information.

The administration in Washington, D.C. is a proponent of potential changes in the country's health care delivery system.

The administration is Washington, D.C. has as one of its key goals to significantly increase the percentage of the population that is covered for health care costs. This may result in significant changes in our health care delivery system in the United States. The type and scope of changes, if any, are not known at this time, but, if changes are made, they could have a material adverse effect on the volume and profitability of our medical stop-loss, medical excess and short-term medical insurance products.

We may not be able to delay or prevent an inadequate or coercive offer for change in control and regulatory rules and required approvals might delay or deter a favorable change of control.

Our certificate of incorporation and bylaws do not have provisions that could make it more difficult for a third party to acquire a majority of our outstanding common stock. As a result, we may be more susceptible to an inadequate or coercive offer that could result in a change in control than a company whose charter documents have provisions that could delay or prevent a change in control.

Many state insurance regulatory laws contain provisions that require advance approval by state agencies of any change of control of an insurance company that is domiciled or, in some cases, has substantial business in that state. "Control" is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. We own, directly or indirectly, all of the shares of stock of insurance companies domiciled in a number of states. Any purchaser of shares of common stock representing 10% or more of the voting power of our common stock will be presumed to have acquired control of our domestic insurance subsidiaries unless, following application by that purchaser, the relevant state insurance regulators determine otherwise. Any transactions that would constitute a change in control of any of our individual insurance subsidiaries would generally require prior approval by the insurance departments of the states in which the insurance subsidiary is domiciled. Also, one of our insurance subsidiaries is domiciled in the United Kingdom and another in Spain. Insurers in those countries are also subject to change of control restrictions under their individual regulatory frameworks. These requirements may deter or delay possible significant transactions in our common stock or the disposition of our insurance companies to third parties, including transactions that could be beneficial to our shareholders.

If we experience difficulties with outsourcing relationships, our ability to conduct our business might be negatively impacted.

We outsource certain business and administrative functions to third parties and may do so increasingly in the future. If we fail to develop and implement our outsourcing strategies or our third party providers fail to perform as anticipated, we may experience operational difficulties, increased costs and a loss of business that may have a material adverse effect on our results of operations or financial condition. By outsourcing certain business and administrative functions to third parties, we may be exposed to enhanced risk of data security breaches. Any breach of data security could damage our reputation and/or result in monetary damages, which, in turn, could have a material adverse effect on our results of operations or financial condition.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal and executive offices are located in Houston, Texas, in buildings owned by Houston Casualty Company. We also maintain offices in approximately 50 locations elsewhere in the United States, the United Kingdom, Spain and Ireland. The majority of these additional locations are in leased facilities.

Our principal office facilities are as follows:

Subsidiary	Segment	Location	Sq. Ft.	Termination Date of Lease
Houston Casualty Company	Insurance Company	Houston, Texas	77,000	Owned
HCC and Houston Casualty Company	Insurance Company and Corporate	Houston, Texas	51,000	Owned
HCC Surety Group	Insurance Company	Los Angeles, California	40,000	May 31, 2017
Professional Indemnity Agency	Agency	Mount Kisco, New York	38,000	Owned
HCC International Insurance Company	Insurance Company	London, England	30,000	December 24, 2015
HCC Life Insurance Company	Insurance Company	Atlanta, Georgia	29,000	December 31, 2011
HCC Specialty Underwriters	Agency	Wakefield, Massachusetts	28,000	December 31, 2010
U.S. Specialty Insurance Company-Aviation Division	Insurance Company	Dallas, Texas	28,000	August 31, 2013
G. B. Kenrick & Associates, Inc.	Agency	Auburn Hills, Michigan	27,000	May 31, 2012
HCC Life Insurance Company	Insurance Company	Minneapolis, Minnesota	25,000	September 30, 2012

See also Note 13 to our Consolidated Financial Statements included in this Form 10-K.

Item 3. *Legal Proceedings*

Litigation

We are a party to lawsuits, arbitrations and other proceedings that arise in the normal course of our business. Many of such lawsuits, arbitrations and other proceedings involve claims under policies that we underwrite as an insurer or reinsurer, the liabilities for which, we believe, have been adequately included in our loss reserves. Also, from time to time, we are a party to lawsuits, arbitrations and other proceedings that relate to disputes with third parties, or that involve alleged errors and omissions on the part of our subsidiaries. We have provided accruals for these items to the extent we deem the losses probable and reasonably estimable. Although, the ultimate outcome of these matters cannot be determined at this time, based on present information, the availability of insurance coverage and advice received from our outside legal counsel, we believe the resolution of any such matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Item 4. *Reserved*

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Price Range of Common Stock

Our common stock trades on the New York Stock Exchange under the ticker symbol "HCC."

The intra-day high and low sales prices for quarterly periods from January 1, 2008 through December 31, 2009, as reported by the New York Stock Exchange, were as follows:

	2009		2008	
	High	Low	High	Low
First quarter	$26.68	$20.07	$29.03	$21.26
Second quarter	27.54	23.02	25.99	20.48
Third quarter	28.81	23.42	30.00	19.12
Fourth quarter	29.01	25.58	26.95	14.17

On February 19, 2010, the last reported sales price of our common stock as reported by the New York Stock Exchange was $28.24 per share.

Shareholders

We have one class of authorized capital stock: 250.0 million shares of common stock, par value $1.00 per share. On February 19, 2010, there were 119.2 million shares of common stock issued and 114.6 million shares of common stock outstanding held by 716 shareholders of record; however, we estimate there are approximately 76,000 beneficial owners.

Dividend Policy

Cash dividends declared on a quarterly basis in 2009 and 2008 were as follows:

	2009	2008
First quarter	$.125	$.110
Second quarter	.125	.110
Third quarter	.135	.125
Fourth quarter	.135	.125

Beginning in June 1996, we announced a planned quarterly program of paying cash dividends to shareholders. Our Board of Directors may review our dividend policy from time to time, and any determination with respect to future dividends will be made in light of regulatory and other conditions at that time, including our earnings, financial condition, capital requirements, loan covenants and other related factors. Under the terms of our bank loan facility, we are prohibited from paying dividends in excess of an agreed upon maximum amount in any year. That limitation should not affect our ability to pay dividends in a manner consistent with our past practice and current expectations.

Issuer Purchases of Equity Securities

On June 20, 2008, our Board of Directors approved the repurchase of up to $100.0 million of common stock. The share repurchase plan authorized repurchases to be made in the open market or in privately negotiated transactions from time-to-time in compliance with applicable rules and regulations, including Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Repurchases under the plan were subject to market and business conditions, as well as the Company's level of cash generated from operations, cash required for acquisitions, debt covenant compliance, trading price of the stock being at or below book value and other relevant factors. The repurchase plan did not obligate the Company to purchase any particular number of shares, and may be suspended or discontinued at any time at the Company's discretion. As of December 31, 2009, we had repurchased $98.8 million or 4.7 million shares of our common stock in the open market pursuant to our repurchase program.

Performance Graph

The following graph shows a comparison of cumulative total returns for an investment of $100.00 made on December 31, 2004 in the common stock of HCC Insurance Holdings, Inc., the Standard & Poor's Composite 1500 Index and the Standard & Poor's Midcap 400 Index. The graph assumes that all dividends were reinvested.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN



200
150
100
50
HCC Insurance Holdings, Inc.
S&P Composite 1500 Index
S&P Midcap 400 Index
DOLLARS
2004
2005
2006
2007
2008
2009

Total Return to Shareholders
(includes reinvestment of dividends)

Company/Index	2004	2005	2006	2007	2008	2009
HCC Insurance Holdings, Inc.	$100.00	$136.15	$148.94	$134.97	$128.35	$136.89
S&P Composite 1500 Index	100.00	105.66	121.86	128.52	81.33	103.49
S&P Midcap 400 Index	100.00	112.56	124.17	134.08	85.50	117.46

This performance graph shall not be deemed to be incorporated by reference into our Securities and Exchange Commission filings and should not constitute soliciting material or otherwise be considered filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 6. *Selected Financial Data*

The selected consolidated financial data set forth below has been derived from the Consolidated Financial Statements. All information contained herein should be read in conjunction with the Consolidated Financial Statements, the related Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Report.

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(in thousands, except per share data)				
Statement of earnings data					
Revenue					
Net earned premium	$2,037,235	$2,007,774	$1,985,086	$1,709,189	$1,369,988
Fee and commission income	103,690	125,201	140,092	137,131	132,628
Net investment income	191,965	164,751	206,462	152,804	98,851
Other operating income	34,391	9,638	43,545	77,012	39,773
Net realized investment gain (loss)	12,076	(16,808)	13,188	(841)	1,448
Other-than-temporary impairment loss:					
Total loss	(6,443)	(11,133)	—	—	—
Portion recognized in other comprehensive income	1,014	—	—	—	—
Net loss recognized in earnings	(5,429)	(11,133)	—	—	—
Total revenue	2,373,928	2,279,423	2,388,373	2,075,295	1,642,688
Expense					
Loss and loss adjustment expense, net	1,215,759	1,211,873	1,183,947	1,011,856	919,697
Policy acquisition costs, net	363,966	381,441	366,610	319,885	261,708
Other operating expense	259,488	233,509	241,642	222,324	180,990
Interest expense	16,164	20,362	16,270	18,128	14,126
Total expense	1,855,377	1,847,185	1,808,469	1,572,193	1,376,521
Earnings from continuing operations before income tax expense	518,551	432,238	579,904	503,102	266,167
Income tax expense on continuing operations	164,683	130,118	188,351	165,191	81,921
Earnings from continuing operations	353,868	302,120	391,553	337,911	184,246
Earnings from discontinued operations, net of income taxes(1)	—	—	—	—	2,760
Net earnings	$ 353,868	$ 302,120	$ 391,553	$ 337,911	$ 187,006

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(in thousands, except per share data)				
Basic earnings per share data					
Earnings from continuing operations	$ 3.14	$ 2.63	$ 3.47	$ 3.04	$ 1.74
Earnings from discontinued operations(1)	—	—	—	—	0.03
Net earnings	$ 3.14	$ 2.63	$ 3.47	$ 3.04	$ 1.77
Weighted average shares outstanding	112,200	114,848	112,873	111,309	105,463
Diluted earnings per share data					
Earnings from continuing operations	$ 3.11	$ 2.61	$ 3.35	$ 2.89	$ 1.68
Earnings from discontinued operations(1)	—	—	—	—	0.03
Net earnings	$ 3.11	$ 2.61	$ 3.35	$ 2.89	$ 1.71
Weighted average shares outstanding	113,058	115,463	116,997	116,736	109,437
Cash dividends declared, per share	$ 0.520	$ 0.470	$ 0.420	$ 0.375	$ 0.282

	December 31,				
	2009	2008	2007	2006	2005
	(in thousands, except per share data)				
Balance sheet data					
Total investments	$5,456,229	$4,804,283	$4,672,277	$3,927,995	$3,257,428
Premium, claims and other receivables	600,332	770,823	763,401	864,705	884,654
Reinsurance recoverables	1,016,411	1,054,950	956,665	1,169,934	1,361,983
Ceded unearned premium	270,436	234,375	244,684	226,125	239,416
Goodwill	822,006	858,849	776,046	742,677	532,947
Total assets	8,834,391	8,332,000	8,074,520	7,626,025	7,022,231
Loss and loss adjustment expense payable	3,492,309	3,415,230	3,227,080	3,097,051	2,813,720
Unearned premium	1,044,747	977,426	943,946	920,350	807,109
Premium and claims payable	154,596	405,287	497,974	646,224	753,859
Notes payable	298,483	343,649	319,471	297,574	291,394
Shareholders' equity	3,031,183	2,640,023	2,443,695	2,050,009	1,702,015
Book value per share(2)	$ 26.58	$ 23.27	$ 21.24	$ 18.35	$ 15.36

(1) Discontinued operations in 2005 represent gains from a contractual earnout related to the 2003 sale of our retail brokerage operation, HCC Employee Benefits, Inc.

(2) Book value per share is calculated by dividing outstanding shares into total shareholders' equity.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following Management's Discussion and Analysis should be read in conjunction with the Selected Financial Data, the Consolidated Financial Statements and the related Notes thereto.

Overview

We are a specialty insurance group with offices in the United States, the United Kingdom, Spain and Ireland, transacting business in approximately 150 countries. Our group consists of insurance companies, underwriting agencies and participation in two Lloyd's of London syndicates that we manage. Our shares trade on the New York Stock Exchange and closed at $27.97 on December 31, 2009 and $28.24 on February 19, 2010. We had a market capitalization of $3.2 billion at February 19, 2010.

We underwrite a variety of relatively non-correlated specialty lines of business identified as diversified financial products; group life, accident and health; aviation; London market account; and other specialty lines of business. Products in each line are marketed by our insurance companies, agencies and syndicates, through a network of independent agents and brokers, directly to customers or through third party administrators. The majority of our business is low limit or small premium business that has less intense price competition, as well as lower catastrophe and volatility risk. We reinsure a significant portion of our catastrophic exposure to hurricanes and earthquakes to minimize the impact on our net earnings and shareholders' equity.

Key facts about our consolidated group as of and for the year ended December 31, 2009 are as follows:

- We had consolidated shareholders' equity of $3.0 billion. Our book value per share increased 14% to $26.58.
- We had net earnings of $353.9 million, or $3.11 per diluted share.
- We generated $582.8 million of cash flow from operations.
- We produced $2.4 billion of total revenue, which was $94.5 million, or 4%, higher than in 2008.
- Our loss ratio was 59.7% and our combined ratio was 84.9%. Profitability from our underwriting operations remains at acceptable levels.
- We declared dividends of $0.52 per share and paid $57.4 million of dividends.
- We have $4.6 billion of fixed income securities with an average rating of AA+.
- We repurchased 1.7 million shares of our common stock for $35.5 million, or an average cost of $21.36 per share. In the past two years, we have repurchased 4.7 million shares for $98.8 million, or an average cost of $21.14 per share.
- We issued $300.0 million of 6.3% Senior Notes that mature in 2019.
- We redeemed the remaining $124.7 million of our 1.30% convertible debt.
- Our $575.0 million Revolving Loan Facility, which expires in December 2011, had no borrowings outstanding at December 31, 2009. The facility has an interest rate of 30-day LIBOR plus 25 basis points.
- Our major domestic and international insurance companies have a financial strength rating of "AA (Very Strong)" from Standard & Poor's Corporation. Our major domestic insurance companies have a financial strength rating of "AA (Very Strong)" from Fitch Ratings, "A1 (Good Security)" from Moody's Investors Service, Inc., and "A+ (Superior)" by A.M. Best Company, Inc.

See the "Results of Operations" section below for additional discussion about the comparative effect of these items year-over-year.

During the past several years, we substantially increased our shareholders' equity by retaining most of our earnings. With this additional equity, we increased the underwriting capacity of our insurance companies and made strategic acquisitions, adding new lines of business or expanding those with favorable underwriting

characteristics. During the past three years, we completed eight business acquisitions, for total consideration of $101.0 million. Net earnings and cash flows from each acquired entity are included in our operations beginning on the effective date of each transaction.

The following section discusses our key operating results. The reasons for any significant variations between 2008 and 2007 are the same as those discussed for variations between 2009 and 2008, unless otherwise noted. Amounts in the following tables are in thousands, except for earnings per share, percentages, ratios and number of employees.

Results of Operations

Net earnings were $353.9 million ($3.11 per diluted share) in 2009, compared to $302.1 million ($2.61 per diluted share) in 2008 and $391.6 million ($3.35 per diluted share) in 2007. The increase in net earnings for 2009 compared to 2008 primarily resulted from: 1) the 2009 commutation of a reinsurance contract that had been accounted for using the deposit method of accounting, 2) catastrophic losses in 2008 from the 2008 hurricanes, and 3) investment-related losses in 2008, as described more fully below. The decrease in net earnings for 2008 compared to 2007 primarily resulted from: 1) the investment-related losses in 2008 compared to income from these same investments in 2007, 2) the 2008 hurricane losses, and 3) the gain from sale of a strategic investment in 2007. Diluted earnings per share in 2009 and 2008 benefited from the repurchase of 1.7 million shares of our common stock in 2009 and 3.0 million shares of our common stock in 2008. The share repurchases reduced our diluted weighted-average shares outstanding, which were 113.1 million in 2009 and 115.5 million in 2008, compared to 117.0 million in 2007.

The following items affected pretax earnings in 2009, 2008 and 2007:

	2009	2008	2007
Pretax earnings (loss) from:			
Commutation of reinsurance contract, net of related costs	$15,600	$ —	$ —
Prior years' reserve development	53,524	82,371	26,397
2008 hurricanes (including reinsurance reinstatement premium)	—	(22,304)	—
Alternative investments	(958)	(30,766)	23,930
Net realized investment gain (loss) (excluding 2007 foreign currency gain)	12,076	(16,808)	(209)
Other-than-temporary impairments (recognized in earnings)	(5,429)	(11,133)	—
Trading securities	—	(11,698)	3,881
Sales of strategic investments and subsidiary, net	(2,266)	9,158	21,618

- In 2009, we commuted, loss-free, all liability under a contract to provide reinsurance coverage for certain residential mortgage guaranty contracts. We had been recording revenue under this contract using the deposit method of accounting because we determined the contract did not transfer significant underwriting risk. We received a cash termination payment of $25.0 million. As a result of the termination, other operating income increased $20.5 million, and fee and commission income increased $5.0 million. This additional revenue was offset by $9.9 million of expenses for reinsurance and other direct costs, which were recorded in other operating expense.

- In 2009, we had $53.5 million of favorable development of our prior years' net loss reserves, primarily from our: 1) U.K. professional indemnity business, 2) the 2005 hurricanes and 3) an assumed quota share contract. We had favorable development of $82.4 million in 2008 and $26.4 million in 2007, primarily from those same lines, as well as our U.S. surety business. The redundancies in the three-year period related to our 2002-2006 underwriting years.

- In 2008, we incurred gross losses of $98.2 million from Hurricanes Gustav and Ike (referred to herein as "the 2008 hurricanes"). Our pretax loss after reinsurance was $22.3 million, which included

$19.4 million of losses reported in loss and loss adjustment expense and $2.9 million of premiums to reinstate our excess of loss reinsurance protection, which reduced net earned premium.

- In 2008 and 2007, we held alternative investments that generated $30.8 million of market-related losses and $23.9 million of income, respectively. We redeemed the investments in late 2008 and received $94.1 million of cash in 2009, which we reinvested in fixed income securities.
- We had a net realized investment gain of $12.1 million from the sale of securities in 2009, compared to a $16.8 million loss in 2008 and a $13.2 million gain in 2007. In 2008, to manage credit-related risk in our investment portfolio, we sold all of our investments in preferred stock and certain bonds of entities that were experiencing financial difficulty, and recognized a realized investment loss of $23.4 million. The 2007 gain included $13.4 million of embedded currency conversion gains on certain available for sale fixed income securities that we sold, which was offset by a $13.4 million foreign currency loss recorded in other operating expense.
- We recognized, through earnings, other-than-temporary impairment losses of $5.4 million in 2009 and $11.1 million in 2008 on securities in our available for sale securities portfolio. There were no other-than-temporary impairment losses in 2007.
- In 2008 and 2007, our former trading portfolio had losses of $11.7 million and gains of $3.9 million, respectively. We sold the final two positions in 2008.
- In 2009, we sold a strategic investment and realized a gain of $2.4 million, which was offset by a $4.7 million loss related to the sale of a subsidiary. In 2008 and 2007, we sold strategic investments and realized gains of $9.2 million and $21.6 million, respectively.

The following table sets forth the relationships of certain income statement items as a percent of total revenue.

	2009	2008	2007
Net earned premium	85.8%	88.1%	83.1%
Fee and commission income	4.4	5.5	5.9
Net investment income	8.1	7.2	8.6
Net realized investment and other-than-temporary gain (loss)	0.3	(1.2)	0.6
Other operating income	1.4	0.4	1.8
Total revenue	100.0	100.0	100.0
Loss and loss adjustment expense, net	51.2	53.2	49.6
Policy acquisition costs, net	15.3	16.7	15.4
Other operating expense	11.0	10.2	10.1
Interest expense	0.7	0.9	0.6
Earnings before income tax expense	21.8	19.0	24.3
Income tax expense	6.9	5.7	7.9
Net earnings	14.9%	13.3%	16.4%

Revenue

We generate our revenue from five primary sources:

- risk-bearing earned premium produced by our insurance companies and syndicates,
- non-risk-bearing fee and commission income received by our underwriting agencies,
- investment income earned by all of our operations,
- other operating income and losses, mainly related to strategic investments and events that do not occur each year, and

- realized investment gains and losses and other-than-temporary impairment credit losses related to our fixed income securities portfolio.

Total revenue increased $94.5 million or 4% in 2009, compared to 5% decrease in 2008. The 2009 increase was due to: 1) higher net earned premium, 2) $25.0 million related to the commutation of a reinsurance contract in 2009 that had been accounted for using the deposit method of accounting, and 3) losses in 2008 on fixed income investments, alternative investments and trading securities, mainly due to the credit crisis. Although net earned premium was higher in 2008 than in 2007, the losses on fixed income investments, alternative investments and trading securities in 2008 reduced total revenue compared to 2007.

Gross written premium, net written premium and net earned premium are detailed below. In 2009, written premium reflects growth in our diversified financial products and London market account lines of business and from our 2008 acquisitions. Written premium also reflects reductions due to the discontinuance, in 2008, of an assumed quota share agreement and our U.K. motor business. Premium increased in 2008 principally from growth in our diversified financial products and other specialty lines of business and from acquisitions. Net written premium and net earned premium increased for the same reasons, as well as from higher retentions and lower reinsurance costs. See the "Insurance Company Segment" section below for additional discussion about the relationships and changes in premium revenue by line of business.

	2009	2008	2007
Gross written premium	$2,559,791	$2,498,763	$2,451,179
Net written premium	2,046,289	2,060,618	1,985,609
Net earned premium	2,037,235	2,007,774	1,985,086

The table below shows the source of our fee and commission income. The 17% decrease in 2009 primarily related to: 1) lower third party agency and broker commissions, 2) the sale of our reinsurance broker in the fourth quarter of 2009, 3) the sale of the operations of our commercial marine agency business in the second quarter of 2009 and 4) lower income from reinsurance overrides and profit commissions on quota share treaties, partially offset by 5) the $5.0 million termination payment in 2009 for commutation of a reinsurance contract that had been accounted for using the deposit method of accounting. The lower fee and commission income in 2008 resulted from a higher percentage of business being written directly by our insurance companies rather than being underwritten on behalf of third party insurance companies by our underwriting agencies, and higher retentions on certain lines of business.

	2009	2008	2007
Agencies	$ 75,527	$ 81,521	$ 92,230
Insurance companies	28,163	43,680	47,862
Fee and commission income	$103,690	$125,201	$140,092

The sources of our net investment income are detailed below.

	2009	2008	2007
Fixed income securities			
Taxable	$106,690	$ 98,538	$ 88,550
Exempt from U.S. income taxes	82,760	76,172	62,044
Total fixed income securities	189,450	174,710	150,594
Short-term investments	3,230	20,931	37,979
Other	3,086	(26,949)	23,715
Total investment income	195,766	168,692	212,288
Investment expense	(3,801)	(3,941)	(5,826)
Net investment income	$191,965	$164,751	$206,462

Net investment income increased 17% in 2009 and decreased 20% in 2008. The 2009 increase was due to higher income from fixed income securities in 2009, generated from an increased level of investments, combined with the effect of the losses on alternative investments (primarily fund-of-fund hedge fund investments) in 2008. This increase was partially offset by our earning less income on short-term investments in 2009, due to significantly lower short-term market interest rates. The 2008 decrease in net investment income was primarily due to the effect of our alternative investments, which generated $30.8 million of losses in 2008 compared to $23.9 million of income in 2007. These investments were impacted by the severe decline in the equity and debt markets. We eliminated our exposure to alternative investments by notifying the fund managers in late 2008 that we planned to liquidate these investments. At December 31, 2008, our alternative investment portfolio was $46.0 million and we also had a $52.6 million receivable for redemption proceeds in the process of liquidation. During 2009, we collected substantially all of the redeemed funds and reinvested the proceeds in fixed income securities. Our 2007 investment expense was higher due to the cost of managing the alternative investment portfolio.

Investment income on our fixed income securities increased 8% in 2009 and 16% in 2008 due to growth in fixed income investments. Our portfolio increased $384.2 million in 2009 to $4.6 billion at December 31, 2009, compared to $4.3 billion at December 31, 2008 and $3.7 billion at December 31, 2007. The higher balances of fixed income securities in 2009 and 2008 resulted from: 1) cash flow from operations, 2) the increase in net loss reserves (particularly from our diversified financial products line of business, which generally has a longer time period between receipt of premium and reporting and payment of claims), 3) reinvestment of the redeemed alternative investments in 2009 and 4) the increase in fair value in 2009.

Other operating income increased $24.8 million in 2009 and decreased $33.9 million in 2008. The following table details the components of other operating income.

	2009	2008	2007
Contract using deposit accounting	$20,532	$ 2,013	$ —
Strategic investments	4,538	12,218	27,627
Trading securities	—	(11,698)	3,881
Financial instruments	4,703	(608)	5,572
Sale of subsidiary	(4,678)	—	—
Sale of non-operating assets	—	2,972	2,051
Other	9,296	4,741	4,414
Other operating income	$34,391	$ 9,638	$43,545

The 2009 increase is due to a $20.0 million termination payment in 2009 to commute a reinsurance contract written in 2008 that had been accounted for using the deposit method of accounting. We entered into this agreement to provide reinsurance coverage for certain residential mortgage guaranty contracts. We recorded this contract using the deposit method of accounting, whereby all consideration received was initially recorded as a deposit liability and the changes in the deposit liability were recorded as a component of other operating income. The income from strategic investments relates to gains from selling different strategic investments in each year. The 2008 other operating income included losses from the decline in the market value of our trading securities, which we sold in 2008. The change in income from financial instruments was due to the effect on their value of foreign currency fluctuations in the British pound sterling compared to the U.S. dollar. In 2009, we sold 100% of the stock of our reinsurance broker, Rattner Mackenzie Limited, and realized a loss of $4.7 million, primarily from related transaction costs. Period to period comparisons of our other operating income may vary substantially, depending on the earnings generated by new transactions or investments, income or loss related to changes in the market values of certain investments, and gains or losses related to any disposition.

In 2009, we sold certain fixed income securities and realized a $12.1 million net gain, compared to a $16.8 million net realized loss on the sale of securities in 2008. We had $5.4 million of other-than-temporary impairment losses recorded through earnings in 2009, compared to $11.1 million of other-than-temporary impairment losses in 2008. There were no other-than-temporary impairment losses in 2007. See the "Critical

Accounting Policies — Other-than-temporary Impairments in Investments" section below for additional discussion about our methodology for determining other-than temporary-impairment losses in all three years. Our net realized gain in 2007 included $13.4 million of embedded currency conversion gains on certain available for sale fixed income securities that we sold in December 2007. This realized gain was offset by a $13.4 million foreign currency loss recorded in other operating expense.

Expenses

We incur expenses for the following primary reasons:

- insurance claims paid or payable to policyholders, as well as expenses to adjust and settle the claims, and potential liability for incurred but not reported claims (collectively referred to as "loss and loss adjustment expense"),
- direct policy acquisition costs, such as commissions, premium taxes and compensation of our underwriters,
- other operating expense, of which approximately 65% relates to compensation and benefits of our employees,
- interest expense on debt and short-term borrowings, and
- income taxes due to U.S. Federal, state, local and foreign jurisdictions.

Loss and loss adjustment expense was flat year-over-year in 2009 and increased 2% in 2008. The 2008 hurricanes increased the 2008 loss and loss adjustment expense by $19.4 million. Excluding the catastrophic hurricane losses, loss and loss adjustment expense was 2% higher in 2009 and 1% higher in 2008 compared to the respective prior year. Both years increased due to growth in net earned premium and were affected by changes in ultimate loss ratios and prior year redundant reserve development. Our loss ratio was 59.7% for 2009, compared to 60.4% for 2008 (which included 1.0 percentage point for the 2008 hurricanes) and 59.6% for 2007.

Policy acquisition costs decreased 5% in 2009 and increased 4% in 2008. In 2008, we recognized $3.8 million of expense to write off the deferred policy acquisition costs related to a line of business that had a premium deficiency reserve at December 31, 2008. These costs otherwise would have been expensed as policy acquisition costs in 2009. The 2009 decrease also was due to lower commission rates on certain lines of business and a change in the mix of business. The 2008 increase also was due to a change in the mix of business to lines with a lower loss ratio but higher expense ratio. See the "Insurance Company Segment" section below for additional discussion of the changes in our loss ratios by line of business and our policy acquisition costs.

Other operating expense, which includes compensation expense, increased 11% in 2009 and decreased 3% in 2008. Excluding the effect of the $13.4 million charge in 2007 that is described below, other operating expense increased 2% in 2008. The 2009 increase in other operating expense primarily was due to compensation and other operating expenses of businesses acquired in late 2008 and 2009, as well as higher bonus expense for profit-related bonus programs for our underwriters. In addition, the 2009 other operating expense included $9.9 million of expenses for costs directly related to the 2009 commutation of a reinsurance contract that had been accounted for using the deposit method of accounting. The 2009 other operating expense was partially offset by a $5.6 million benefit from the reversal of a reserve for uncollectible reinsurance for previously reserved recoverables that now are expected to be collected.

In 2007, we had a $13.4 million charge to correct the accounting for embedded currency conversion gains on certain fixed income securities classified as available for sale. Between 2005 and 2007, we used certain available for sale fixed income securities, denominated in British pound sterling, to economically hedge foreign currency exposure on certain insurance reserves and other liabilities, denominated in the same currency. We had incorrectly recorded the unrealized exchange rate fluctuations on these securities through earnings as an offset to the opposite fluctuations in the liabilities they hedged, rather than through other comprehensive income within shareholders' equity. In 2007, to correct our accounting, we reversed

$13.4 million of cumulative unrealized exchange rate gains. We recorded this reversal as a charge to our gain or loss from currency conversion account, with an offsetting credit to other comprehensive income. We reported our net loss from currency conversion, which included this $13.4 million charge, as a component of other operating expense in the consolidated statements of earnings. In 2007, we sold these available for sale securities and realized the $13.4 million of embedded cumulative currency conversion gains. This gain was included in the net realized investment gain (loss) line of our consolidated statements of earnings. The offsetting effect of these transactions had no impact on our 2007 consolidated net earnings. In 2008, we purchased a portfolio of bonds that we designated as held to maturity to economically hedge our foreign currency exposures. Our 2007 other operating expense also included professional fees and legal costs related to our 2006 stock option investigation.

Other operating expense includes $16.0 million, $13.7 million and $12.0 million in 2009, 2008 and 2007, respectively, of stock-based compensation expense, after the effect of the deferral and amortization of policy acquisition costs, related to stock-based compensation for our underwriters. At December 31, 2009, there was approximately $22.9 million of total unrecognized compensation expense related to unvested options and restricted stock awards and units that is expected to be recognized over a weighted-average period of 2.6 years. In January 2010, we granted $12.2 million of restricted stock awards, with a weighted-average life of 7.9 years, to key employees. In 2010, we expect to recognize $13.2 million of compensation expense, including the amortization of deferred policy acquisition costs, for all stock-based awards outstanding at December 31, 2009 plus the newly-granted 2010 awards.

We had 1,864 employees at December 31, 2009 and 2008 and 1,685 employees at December 31, 2007. The number of new employees hired in 2009 was offset by the loss of employees due to the sale of two businesses in June and October 2009.

Interest expense decreased $4.2 million in 2009 and increased $4.1 million in 2008. During the three-year period until the fourth quarter of 2009, we had $124.7 million of 1.30% Convertible Notes outstanding and we borrowed and repaid our Revolving Loan Facility, as needed. The year-over-year changes in total interest expense primarily related to the borrowing levels on our Revolving Loan Facility. Interest on the facility was based on 30-day LIBOR (0.23%, 0.44% and 4.60% at December 31, 2009, 2008 and 2007, respectively) plus 25 basis points, but the effective interest on a portion of the facility was 4.60% due to interest rate swap agreements. In the fourth quarter of 2009, we issued $300.0 million of 6.30% Senior Notes due 2019, with an effective interest rate of 6.37%, and redeemed the Convertible Notes. Our 2009 interest expense includes $2.4 million for the Senior Notes. Our future annual interest expense on the Senior Notes will be approximately $19.0 million. See the "Liquidity and Capital Resources" section below for additional information about our debt structure.

Our effective income tax rate was 31.8% for 2009, compared to 30.1% for 2008 and 32.5% for 2007. The lower effective rate in 2008 related to the increased benefit from tax-exempt investment income relative to a lower pretax income base.

Total assets were $8.8 billion and shareholders' equity was $3.0 billion, up from $8.3 billion and $2.6 billion, respectively, at December 31, 2008. Our book value per share was $26.58 at December 31, 2009, compared to $23.27 at December 31, 2008 and $21.24 at December 31, 2007. Our year-end 2009 consolidated shareholders' equity benefited from an $89.7 million increase in the after-tax unrealized net investment gain related to our available for sale fixed income securities compared to year-end 2008. In 2008, our Board of Directors approved the repurchase of up to $100.0 million of our common stock. We repurchased 1.7 million shares for $35.5 million at a weighted-average cost of $21.36 per share in 2009 and 3.0 million shares for $63.3 million at a weighted-average cost of $21.02 per share in 2008. The impact of the share repurchases increased our book value per share by $0.22 in 2009 and $0.06 in 2008.

Segments

We operate our businesses in three segments: insurance company, agency and other operations. Our Chief Executive Officer, as chief decision maker, monitors and evaluates the individual financial results of key subsidiaries in the insurance company and agency segments. Each subsidiary provides monthly reports of its

actual and budgeted results, which are aggregated on a segment basis for management review and monitoring. The operating results of our insurance company, agency, and other operations segments are discussed below.

Insurance Company Segment

Net earnings of our insurance company segment increased $60.8 million, or 20%, to $362.5 million in 2009 compared to $301.7 million in 2008 and $357.8 million in 2007. The 2009 increase resulted from: 1) higher premium volume, 2) the net impact of the commutation in 2009 of a reinsurance contract that had been accounted for using the deposit method of accounting and 3) higher investment income. The lower 2008 earnings were primarily due to alternative investment losses, net realized investment losses and the 2008 hurricane losses. Margins in our insurance companies remain at an acceptable level of profitability in 2009 even though there is pricing competition in certain of our markets.

Premium

Gross written premium increased 2% in each of the past two years to $2.6 billion in 2009 and $2.5 billion in 2008. Our net written premium in 2009 was essentially flat at $2.0 billion, while our net earned premium increased 1% to $2.0 billion. In 2008, net written premium increased 4% and net earned premium increased 1%. Our gross written premium grew in 2009 due to additional writings in our diversified financial products and London market account lines of business and in our recently acquired businesses, offset by lower writings of aviation business and the discontinuance, in 2008, of both an assumed quota share contract and our U.K. motor business. Premium increased in 2008 due to our 2008 acquisitions.

In both years, higher demand and increased prices in certain products moderated the effect of decreased writings and lower prices in lines impacted by competitive market pressures. We wrote more business in our diversified financial products lines, particularly in our directors' and officers' liability and credit businesses, as prices increased in late 2008 and the market reacted to financial issues with other insurance companies. We elected to write less premium in certain lines, such as domestic aviation, that were affected by competition. Net written premium decreased in 2009 because we elected to reinsure more directors' and officers' liability business and the cost for reinsurance in our London market account was higher. The overall percentage of retained premium, as measured as the percent of net written premium to gross written premium, decreased slightly to 80% in 2009 from 82% in 2008 and 81% in 2007.

The following table details premium amounts and their percentages of gross written premium.

	2009		2008		2007	
	Amount	%	Amount	%	Amount	%
Direct	$2,308,667	90%	$2,156,613	86%	$2,000,552	82%
Reinsurance assumed	251,124	10	342,150	14	450,627	18
Gross written premium	2,559,791	100	2,498,763	100	2,451,179	100
Reinsurance ceded	(513,502)	(20)	(438,145)	(18)	(465,570)	(19)
Net written premium	2,046,289	80	2,060,618	82	1,985,609	81
Change in unearned premium	(9,054)	—	(52,844)	(2)	(523)	—
Net earned premium	$2,037,235	80%	$2,007,774	80%	$1,985,086	81%

The following tables provide premium information by line of business and major product lines.

	Gross Written Premium	Net Written Premium	NWP as% of GWP	Net Earned Premium
Year Ended December 31, 2009				
Diversified financial products				
Directors' and officers'	$ 529,607	$ 376,021	71%	$ 371,650
Errors and omissions	257,786	222,664	86	234,768
Other professional liability	81,222	58,815	72	39,123
U.S. surety and credit	203,522	189,208	93	182,627
International surety and credit	75,776	68,887	91	68,162
	1,147,913	915,595	80	896,330
Group life, accident and health				
Medical stop-loss	633,573	633,571	100	633,572
Other medical	137,187	137,187	100	134,161
Other	75,281	26,020	35	29,887
	846,041	796,778	94	797,620
Aviation	176,073	124,336	71	129,626
London market account				
Energy	98,934	49,452	50	49,116
Other	87,669	52,955	60	54,043
	186,603	102,407	55	103,159
Other specialty lines				
Public risk	66,176	48,524	73	39,986
HCC Lloyd's	42,961	35,721	83	40,273
Other	93,872	22,802	24	30,114
	203,009	107,047	53	110,373
Discontinued lines	152	126	nm	127
Totals	$2,559,791	$2,046,289	80%	$2,037,235

	Gross Written Premium	Net Written Premium	NWP as% of GWP	Net Earned Premium
Year Ended December 31, 2008				
Diversified financial products				
Directors' and officers'	$ 456,285	$ 341,698	75%	$ 312,135
Errors and omissions	274,293	246,185	90	227,667
Other professional liability	62,585	42,686	68	31,753
U.S. surety and credit	183,384	175,533	96	167,914
International surety and credit	75,175	65,905	88	66,135
	1,051,722	872,007	83	805,604
Group life, accident and health				
Medical stop-loss	616,878	616,878	100	616,900
Other medical	136,111	136,111	100	121,865
Other	76,914	36,490	47	38,503
	829,903	789,479	95	777,268
Aviation	185,786	136,019	73	139,838
London market account				
Energy	97,334	57,913	59	57,262
Other	78,227	49,321	63	49,595
	175,561	107,234	61	106,857
Other specialty lines				
Public risk	42,871	28,553	67	25,600
HCC Lloyd's	72,349	63,191	87	62,126
Other	135,801	59,376	44	85,723
	251,021	151,120	60	173,449
Discontinued lines	4,770	4,759	nm	4,758
Totals	$2,498,763	$2,060,618	82%	$2,007,774

	Gross Written Premium	Net Written Premium	NWP as% of GWP	Net Earned Premium
Year Ended December 31, 2007				
Diversified financial products				
Directors' and officers'	$ 395,084	$ 296,955	75%	$ 326,099
Errors and omissions	274,131	216,382	79	223,566
Other professional liability	41,665	28,782	69	30,216
U.S. surety and credit	174,434	162,607	93	141,957
International surety and credit	78,041	66,922	86	55,576
	963,355	771,648	80	777,414
Group life, accident and health				
Medical stop-loss	607,984	607,984	100	607,980
Other medical	110,593	110,593	100	110,593
Other	80,107	40,630	51	39,943
	798,684	759,207	95	758,516
Aviation	195,809	145,761	74	153,121
London market account				
Energy	114,649	53,580	47	59,249
Other	99,067	64,661	65	65,360
	213,716	118,241	55	124,609
Other specialty lines				
Public risk	33,302	22,085	66	17,414
HCC Lloyd's	73,648	67,874	92	56,032
Other	173,090	101,192	58	98,378
	280,040	191,151	68	171,824
Discontinued lines	(425)	(399)	nm	(398)
Totals	$2,451,179	$1,985,609	81%	$1,985,086

nm — Not meaningful comparison

The changes in premium volume and retention levels between years resulted principally from the following factors:

- *Diversified financial products* — Gross and net written premium increased in 2009 because we wrote more domestic directors' and officers' liability and credit business at higher prices in 2009. Our U.S. surety premium grew in 2009 due to an acquisition in early 2009. Premium volume in our other major products in this group was stable, although pricing for certain of these products is down slightly. Earned premium increased in 2009 primarily due to the higher volume of directors' and officers' liability business written in both 2009 and the last half of 2008. Our retention was lower in 2009 because we are reinsuring more directors' and officers' liability business.

  Written premium increased in 2008 due to higher policy count and price increases in our directors' and officers' liability business, particularly for financial institution accounts, and in our U.S. credit business. In addition, increases in quota share retentions on employment practices liability business and some parts of our errors and omissions liability business increased the 2008 net written premium and

retention rate. Premium volume of our other major products was stable in 2008, although pricing for certain products was down. During 2008, we also wrote three new products grouped in other professional liability.

- *Group life, accident and health* — Our medical stop-loss business grew in 2009 from a medical stop-loss agency acquired in late 2008. The 2009 increase in net earned premium and the 2008 increase in premium were due to our acquisition of an agency in early 2008, which writes short-term medical insurance using one of our managed Lloyd's syndicates as the issuing carrier. We retain most of our medical stop-loss and short-term medical business because the business traditionally has been non-volatile and has little catastrophic exposure.

- *Aviation* — We wrote less aviation business in 2009 and 2008 due to continuing competition on U.S. business and lack of growth in the general aviation industry. Pricing on this line remains competitive, although we saw price increases on the international portion of this business in 2009. Our underwriting margins on both U.S. and international business continue to be at expected levels.

- *London market account* — This line of business has the most exposure to catastrophic losses from hurricanes and earthquakes. Rates can change quickly, leading to higher premium volatility than our other lines of business. Gross written premium increased in 2009 due to writing more property business. Net written and net earned premium were lower in 2009 due to increased spending on reinsurance. Written premium decreased in 2008 due to increased competition and lower rates. Also, in 2008, we discontinued writing our marine excess of loss book of business due to unacceptable pricing. We expect premium volume to increase in 2010, as we recently hired an underwriting team to write property reinsurance.

- *Other specialty lines* — Premium in our public risk businesses increased in 2009 due to acquisitions in late 2008. Premium decreased in our HCC Lloyd's line in 2009 and 2008 due to discontinuance of our U.K. motor business in mid-2008. Premium also decreased in 2009 and 2008 due to expiration of an assumed quota share contract in the first half of 2008. The decrease in the retention percentages in 2009 and 2008 was due to the change in mix of business in this line.

Reinsurance

Annually, we analyze our threshold for risk in each line of business and on an overall consolidated basis, based on a number of factors, including market conditions, pricing, competition and the inherent risks associated with each business type, and then we structure our reinsurance programs. Based on our analysis of these factors, we may determine not to purchase reinsurance for some lines of business. We generally purchase reinsurance to reduce our net liability on individual risks and to protect against catastrophe losses and volatility. We retain underwriting risk in certain lines of business in order to retain a greater proportion of expected underwriting profits. We have chosen not to purchase any reinsurance on businesses where volatility or catastrophe risks are considered remote and limits are within our risk tolerance.

We purchase reinsurance on a proportional basis to cover loss frequency, individual risk severity and catastrophe exposure. Some of the proportional reinsurance agreements may have maximum loss limits, most of which are at or greater than a 200% loss ratio. We also purchase reinsurance on an excess of loss basis to cover individual risk severity and catastrophe exposure. Additionally, we may obtain facultative reinsurance protection on a single risk. The type and amount of reinsurance we purchase varies year to year based on our risk assessment, our desired retention levels based on profitability and other considerations, and on the market availability of quality reinsurance at prices we consider acceptable. Our reinsurance programs renew throughout the year, and the price changes in recent years have not been material to our net underwriting results. Our reinsurance generally does not cover war or terrorism risks, which are excluded from most of our policies.

In our proportional reinsurance programs, we generally receive a commission on the premium ceded to reinsurers. This compensates our insurance companies for the direct costs associated with production of the business, the servicing of the business during the term of the policies ceded, and the costs associated with placement of the related reinsurance. In addition, certain of our reinsurance treaties allow us to share in any

net profits generated under such treaties with the reinsurers. Various reinsurance brokers arrange for the placement of this proportional and other reinsurance coverage on our behalf and are compensated, directly or indirectly, by the reinsurers.

Our Reinsurance Security Policy Committee carefully monitors the credit quality of the reinsurers with which we do business on all new and renewal reinsurance placements and on an ongoing, current basis. The Committee uses objective criteria to select and retain our reinsurers, which include requiring: 1) minimum surplus of $250 million, 2) minimum capacity of £100 million for Lloyd's syndicates, 3) financial strength rating of "A−" or better from A.M. Best Company, Inc. or Standard & Poor's Corporation, 4) an unqualified opinion on the reinsurer's financial statements from an independent audit, 5) approval from the reinsurance broker, if a party to the transaction, and 6) a minimum of five years in business for non-U.S. reinsurers. The Committee approves exceptions to these criteria when warranted. Our recoverables are due principally from highly-rated reinsurers.

Our reinsurance recoverables decreased in amount and as a percentage of our shareholders' equity during 2009. The percentage of reinsurance recoverables compared to our shareholders' equity was 34% and 40% at December 31, 2009 and 2008, respectively. In 2009, we collected certain reinsured losses from the 2008 hurricanes and several other large individual losses from 2008 that were highly reinsured. These reductions were partially offset by increased recoverables from our U.S. credit business and from our increased writings of directors' and officers' liability business in the past several years, where it takes longer for claims reserves to result in paid claims.

We continuously monitor our financial exposure to the reinsurance market and take necessary actions in an attempt to mitigate our exposure to possible loss. We have a reserve of $2.9 million at December 31, 2009 for potential collectability issues related to reinsurance recoverables, including disputed amounts and associated expenses. We review the level and adequacy of our reserve at each quarter-end. While we believe the year-end reserve is adequate based on information currently available, market conditions may change or additional information might be obtained that may require us to change the reserve in the future.

One of our insurance companies previously sold its entire block of individual life insurance and annuity business to Swiss Re Life & Health America, Inc. (rated "A" by A.M. Best Company, Inc.) in the form of an indemnity reinsurance contract. Ceded life and annuity benefits included in our consolidated balance sheets at December 31, 2009 and 2008, were $61.3 million and $64.2 million, respectively.

Losses and Loss Adjustment Expenses

The table below shows the composition of gross incurred loss and loss adjustment expense.

	2009		2008		2007	
	Amount	Loss Ratio	Amount	Loss Ratio	Amount	Loss Ratio
(Redundant) adverse development:						
Discontinued accident and health adjustments	$ (1,244)	—%	$ 34,148	1.4%	$ (46,531)	(1.9)%
Discontinued international medical malpractice adjustments	5,561	0.2	(536)	—	11,568	0.5
Other reserve redundancies	(94,752)	(3.8)	(105,656)	(4.3)	(55,658)	(2.3)
Total redundant development	(90,435)	(3.6)	(72,044)	(2.9)	(90,621)	(3.7)
2008 hurricanes	—	—	98,200	4.0	—	—
All other gross incurred loss and loss adjustment expense	1,579,331	62.8	1,609,338	65.5	1,443,031	59.2
Gross incurred loss and loss adjustment expense	$1,488, 896	59.2%	$1,635,494	66.6%	$1,352,410	55.5%

Our gross redundant reserve development relating to prior years' losses was $90.4 million in 2009, $72.0 million in 2008 and $90.6 million in 2007. The other reserve redundancies resulted primarily from our review and reduction of gross reserves where the anticipated development was considered to be less than the recorded reserves. Redundancies and deficiencies also occur as a result of claims being settled for amounts different from recorded reserves, or as claims exposures change. The other gross reserve redundancies in all three years related primarily to reserve reductions from the 2002—2006 underwriting years in: 1) our diversified financial products line of business, primarily in our directors' and officers' liability, U.K. professional indemnity and U.S. surety products, 2) our London market account, which includes redundancies on the 2005 hurricanes and 3) for an assumed quota share program in our other specialty line of business. These products, with a duration of either medium or medium to long tailed, were new products for us in 2002—2004. Because we lacked sufficient internal data, we used industry, prior carrier and/or ceding company information to estimate our ultimate incurred losses for these products. Our actual experience in subsequent years, as claims were reported and matured, was better than expected due, in part, to better than expected market conditions and lower than expected severity and frequency of claims. As part of our 2009 reserve review, we re-estimated our exposure in our directors' and officers' liability business, which resulted in redundant reserve development in the 2004—2006 underwriting years that was substantially offset by an increase in reserves for the 2007 underwriting year. As part of our 2008 reserve review, we also increased the accident year 2008 losses for our directors' and officers' liability business due to increased claims activity, primarily from financial institutions. The largest portion of this increase was for policies written in 2007.

Loss reserves on international medical malpractice business, in run-off since shortly after we acquired the subsidiary in 2002 that wrote this business, were strengthened in 2009 due to recent negative court rulings, and in 2007 in response to a deteriorating legal and settlement environment at that time. These claims, with a medium to long tailed duration, have had a higher than expected severity and frequency due to unexpected rulings by Spanish courts.

There were also redundancies in both 2009 and 2008 from the 2005 hurricanes. As reported losses are settled, in some cases for less than their initial reserves, the need for additional incurred but not reported reserves has diminished.

For certain run-off assumed accident and health reinsurance business that is reported in our discontinued lines of business, the gross (redundant) adverse development related to prior accident years has changed substantially year-over-year, as shown in the above table. The gross losses have fluctuated due to our processing of additional information received and our continuing evaluation of gross and net reserves related to this business. To establish our loss reserves, we consider a combination of factors including: 1) the nature of the business, which is primarily excess of loss reinsurance, 2) late reported losses by insureds, reinsureds and state guaranty associations and 3) changes in our actuarial assumptions to reflect additional information received during the year. The run-off assumed accident and health reinsurance business is primarily reinsurance that provides excess coverage for large losses related to workers' compensation policies. This business is slow to develop and may take as many as twenty years to pay out. Losses in lower layers must develop first before our excess coverage attaches. Thus, the losses are reported to excess of loss reinsurers later in the life cycle of the claim. Compounding this late reporting is the fact that a number of large insurance companies that were cedants of this business failed and were taken over by state regulatory authorities in 2002 and 2003. The state guaranty associations covering these failed companies have been slow to report losses to us. At each quarter-end, we evaluate and consider all currently available information and adjust our gross and net reserves to amounts that management determines are appropriate to cover projected losses, given the risk inherent in this type of business. Because of substantial reinsurance, the net effect on our consolidated net earnings of the adjustments in each year has been much less than the gross effects shown above.

The table below shows the composition of net incurred loss and loss adjustment expense.

	2009		2008		2007	
	Amount	**Loss Ratio**	**Amount**	**Loss Ratio**	**Amount**	**Loss Ratio**
(Redundant) adverse development:						
Discontinued accident and health commutations	$ —	—%	$ —	—%	$ 2,616	0.1%
Discontinued accident and health adjustments	716	—	3,429	0.2	376	—
Discontinued international medical malpractice adjustments	5,561	0.3	(526)	—	11,568	0.6
Other reserve redundancies	(59,801)	(2.9)	(85,274)	(4.2)	(40,957)	(2.1)
Total redundant development	(53,524)	(2.6)	(82,371)	(4.0)	(26,397)	(1.4)
2008 hurricanes	—	—	19,379	1.1	—	—
All other net incurred loss and loss adjustment expense	1,269,283	62.3	1,274,865	63.3	1,210,344	61.0
Net incurred loss and loss adjustment expense	$1,215,759	59.7%	$1,211,873	60.4%	$1,183,947	59.6%

Our net redundant reserve development relating to prior years' losses was $53.5 million in 2009, $82.4 million in 2008 and $26.4 million in 2007. The reasons for the net redundant development mirror the reasons described in the previous paragraphs for the gross redundant development. We believe we have provided for all material net incurred losses as of December 31, 2009.

The following table provides comparative net loss ratios by line of business and major product lines.

	2009		2008		2007	
	Net Earned Premium	Net Loss Ratio	Net Earned Premium	Net Loss Ratio	Net Earned Premium	Net Loss Ratio
Diversified financial products						
Directors' and officers'	$ 371,650	61.2%	$ 312,135	59.0%	$ 326,099	45.4%
Errors and omissions	234,768	49.6	227,667	50.0	223,566	48.4
Other professional liability	39,123	43.4	31,753	40.2	30,216	48.2
U.S. surety and credit	182,627	29.9	167,914	23.7	141,957	16.3
International surety and credit	68,162	50.9	66,135	56.1	55,576	38.5
	896,330	50.2	805,604	48.1	777,414	40.6
Group life, accident and health						
Medical stop-loss	633,572	71.7	616,900	73.1	607,980	74.3
Other medical	134,161	86.0	121,865	80.9	110,593	95.1
Other	29,887	43.6	38,503	47.1	39,943	57.5
	797,620	73.0	777,268	73.1	758,516	76.4
Aviation	129,626	56.6	139,838	62.6	153,121	58.6
London market account						
Energy	49,116	24.0	57,262	42.6	59,249	48.6
Other	54,043	41.5	49,595	50.8	65,360	61.2
	103,159	33.1	106,857	46.4	124,609	55.2
Other specialty lines						
Public risk	39,986	66.3	25,600	72.3	17,414	66.9
HCC Lloyd's	40,273	69.1	62,126	78.3	56,032	78.0
Other	30,114	49.6	85,723	57.6	98,378	61.5
	110,373	62.8	173,449	67.2	171,824	67.4
Discontinued lines	127	nm	4,758	nm	(398)	nm
Totals	$2,037,235	59.7%	$2,007,774	60.4%	$1,985,086	59.6%
Expense ratio		25.2		25.0		23.8
Combined ratio		84.9%		85.4%		83.4%

nm — Not meaningful comparison since ratios relate to discontinued lines of business.

The change in net loss ratios between years resulted principally from the following factors:

- *Diversified financial products* — The total net loss ratios for this line of business reflect redundant net reserve development of $31.0 million in 2009, compared to $43.8 million in 2008 and $51.9 million in 2007. The 2009 and 2008 redundancies primarily related to our directors' and officers' liability and U.K. professional indemnity businesses for 2006 and prior underwriting years. The 2009 development included $70.3 million of additional loss reserves on our directors' and officers' liability business for policies written in 2007. Offsetting the redundant reserve development in 2008 was an increase of $50.1 million in our loss estimates on the 2008 accident year affecting business written in the 2007 and 2008 underwriting years, primarily for our directors' and officers' liability and credit businesses. Our U.S. surety business had favorable loss development in 2008 and 2007, but the 2009 accident year

losses were higher than the 2008 accident year losses due to the impact of the current economic environment on the construction industry.

- *Group life, accident and health* — While the net loss ratio remained flat in 2009, the 2009 net loss ratios reflect lower losses on our medical stop-loss business, offset by adverse development and higher losses on short-term medical and other medical coverages. Compared to 2007, the 2008 net loss ratio reflects lower losses on business acquired through an acquisition in late 2006 as the business was re-underwritten. The 2007 loss ratio also included some adverse development from prior years' losses.

- *Aviation* — Redundant development in 2009 was higher than in 2008, but was partially offset by higher accident year losses in 2009. The 2008 hurricanes increased the 2008 losses by $1.4 million and the 2008 loss ratio by 1.0 percentage point.

- *London market account* — The 2009 net loss ratios included $12.9 million of redundant reserve development, of which $12.7 million related to the 2005 hurricanes. The redundancy reduced the 2009 total net loss ratio by 12.5 percentage points. The 2008 hurricanes increased the 2008 losses by $12.1 million and the 2008 loss ratio by 11.3 percentage points. There was also $21.4 million of redundant reserve development in 2008, mostly from our property and energy businesses, which included a $5.4 million reduction of the 2005 hurricane losses. The loss ratio in 2007 was slightly higher than expected due to adverse development in our London accident and health and energy businesses.

- *Other specialty lines* — The 2009, 2008 and 2007 net loss ratios included $7.0 million, $8.7 million and $4.4 million, respectively, of redundant reserve development, primarily from an assumed quota share program. The 2008 hurricanes increased losses by $5.9 million and the 2008 loss ratio by 3.4 percentage points. We incurred larger than expected losses on our film completion and film production businesses in 2009 and on our U.K. motor business in 2008.

- *Discontinued lines* — This line of business was adversely affected in 2009 and 2007 by the strengthening of the net loss reserves on our international medical malpractice business.

The table below provides a reconciliation of our reserves for loss and loss adjustment expense payable (net of reinsurance ceded), the amount of our paid claims and our net paid loss ratios.

	2009	2008	2007
Net reserves for loss and loss adjustment expense payable at beginning of year	$2,416,271	$2,342,800	$2,108,961
Net reserve additions from acquired businesses	36,522	29,053	742
Foreign currency adjustment	25,067	(82,677)	27,304
Incurred loss and loss adjustment expense	1,215,759	1,211,873	1,183,947
Loss and loss adjustment expense payments	1,137,779	1,084,778	978,154
Net reserves for loss and loss adjustment expense payable at end of year	$2,555,840	$2,416,271	$2,342,800
Net paid loss ratio	55.8%	54.0%	49.3%

The net paid loss ratio is the percentage of losses paid, net of reinsurance, divided by net earned premium for the year. The net paid loss ratio has increased due to a variety of factors. In 2009, we commuted certain loss reserves related to excess workers' compensation business that is in runoff for $43.9 million. This commutation had no material effect on net earnings but increased our net paid loss ratio by 2.1 percentage points in 2009. In 2008, we experienced an increase in payments on certain lines of business due to shortening the required reporting period, bringing claims processing in-house and responding to faster reporting of claims by insureds.

Policy Acquisition Costs

Policy acquisition costs, which are reported net of the related portion of commissions on reinsurance ceded, decreased to $364.0 million in 2009 from $381.4 million in 2008, which increased from $366.6 million in 2007. Policy acquisition costs as a percentage of net earned premium decreased to 17.9% in 2009, compared to 19.0% in 2008 and 18.5% in 2007. In 2008, we recognized $3.8 million of expense to write off the deferred policy acquisition costs related to a line of business that had a premium deficiency reserve at December 31, 2008. These costs otherwise would have been expensed as policy acquisition costs in 2009. In addition, fluctuations in the policy acquisition cost ratio year-over-year are due to lower commission rates on certain lines of business and a change in the mix of business. The GAAP expense ratio of 25.2% in 2009 compares to 25.0% in 2008 and 23.8% in 2007. The 2009 ratio is higher due to lower policy acquisition costs being offset by the negative effect of lower income from reinsurance overrides and profit commissions on quota share treaties.

Statutory

Regulatory guidelines suggest that a property and casualty insurer's annual statutory gross written premium should not exceed 900% of its statutory policyholders' surplus and net written premium should not exceed 300% of its statutory policyholders' surplus. However, industry and rating agency guidelines place these ratios at 300% and 200%, respectively. Our property and casualty insurance companies have maintained premium to surplus ratios lower than such guidelines. For 2009, our statutory gross written premium to policyholders' surplus was 112.1% and our statutory net written premium to policyholders' surplus was 97.5%. At December 31, 2009, each of our domestic insurance companies' total adjusted capital significantly exceeded the authorized control level risk-based capital level prescribed by the National Association of Insurance Commissioners.

Agency Segment

Revenue from our agency segment was $182.1 million in 2009, compared to $188.4 million in 2008 and $178.6 million in 2007. Revenue for 2009 included $5.0 million of fee and commission income related to the 2009 commutation of a reinsurance contract that had been accounted for using the deposit method of accounting. The decrease in 2009 revenue was due to the sales of our commercial marine agency business and our reinsurance broker during the year. The increase in 2008 was primarily due to underwriting agencies acquired in 2008.

Agency segment earnings decreased to $21.0 million in 2009 from $28.4 million in 2008 and $33.9 million in 2007. The agency segment has incurred higher interest expense and operating expense related to the acquired underwriting agencies, as well as expenses in 2009 directly related to the commutation of the reinsurance contract mentioned above. In addition, over the past three years, a higher percentage of business is being written directly by our insurance companies, rather than being underwritten on behalf of third party insurance companies by our underwriting agencies. The effect of this shift reduced fee and commission income in our agency segment, but added revenue and net earnings to our insurance company segment.

On June 30, 2009, we sold the assets and licensed the intangibles related to our commercial marine agency business. We entered into a five-year managing general underwriter agreement that allows the purchaser to write that same business utilizing policies issued by one of our insurance companies. We recognized an immaterial gain on the sale transaction. On October 3, 2009, we executed a contract to sell 100% of the stock of our reinsurance broker, Rattner Mackenzie Limited, to an affiliate of Marsh & McLennan Companies, Inc. (MMC). We also executed an agreement with MMC and its affiliates whereby our insurance companies and agencies will continue to utilize MMC and its affiliates to place certain of our reinsurance programs. We recognized a loss on the transaction of $4.7 million, which was included in the other operations segment. Together, in 2009, these two operations contributed 11% and 23% of our agency segment revenue and net earnings, respectively.

Other Operations Segment

Our other operations segment generated revenue of $7.3 million in 2009 and 2008, compared to $38.9 million in 2007. Net earnings were $2.4 million, $2.2 million and $22.8 million in the respective years. Items impacting each year were as follows:

	2009	2008	2007
Strategic investments	$ 4,538	$ 12,218	$27,627
Trading securities	—	(11,698)	3,881
Sale of subsidiary	(4,678)	—	—
Service fees	3,818	3,985	2,384
Other	3,644	2,821	5,012
Total segment revenue	$ 7,322	$ 7,326	$38,904

The significant drop in revenue and net earnings was due to losses on our trading securities in 2008 and lower gains on the sales of strategic investments. We held a trading portfolio that we began to liquidate in 2006 and completed in 2008. Before their sales in 2008, two remaining positions generated losses due to poor market conditions. We invested the proceeds from all of these sales in fixed income securities. We realized gains of $2.4 million, $9.2 million and $21.6 million from the sales of strategic investments in 2009, 2008 and 2007, respectively. We recognized a loss related to the sale of our reinsurance broker in 2009. Results of this segment may vary substantially period to period depending on our investment in or disposition of strategic investments.

Liquidity and Capital Resources

During 2008, there were significant disruptions in the world-wide and U.S. financial markets. A number of large financial institutions failed, received substantial capital infusions and loans from the U.S. and various other governments, or were merged into other companies. The market disruptions resulted in tightening of available sources of credit, increases in the cost of credit and significant liquidity concerns for many companies. Although these conditions continued throughout 2009, we have not been impacted in any material manner by these market conditions. We believe we currently have ample sources of liquidity at a reasonable cost based on the following:

- We held $940.1 million of cash and liquid short-term investments at December 31, 2009, which was $415.3 million more than at December 31, 2008. We sold approximately $210.0 million of fixed income securities in the fourth quarter of 2009 and held the funds as short-term investments, pending reinvestment. In addition, we held cash to pay, among other items, $64.5 million of convertible notes in the process of redemption at year-end and $15.5 million for shareholder dividends, which we paid in 2010.

- We have averaged over $580.0 million in cash from our operating activities, excluding commutations, during the three years ended December 31, 2009.

- Our available for sale bond portfolio had a fair value of $4.5 billion at December 31, 2009, compared to $4.1 billion at December 31, 2008, and has an average rating of AA+. We intend to hold these securities until their maturity, but we would be able to sell securities to generate cash if the need arises; however, should we sell certain securities in the portfolio before their maturity, we cannot be assured that we would recoup the full reported fair value of the securities sold at the time of sale.

- Our insurance companies have sufficient resources to pay potential claims in 2010. As shown in the "Contractual Obligations" section below, we project that our insurance companies will pay approximately $1.2 billion of claims in 2010 based on historical payment patterns and claims history. We project that they will collect approximately $314.7 million of reinsurance recoveries in 2010. These subsidiaries have a total $1.2 billion of cash, short-term investments, maturing bonds, and principal payments from asset-backed and mortgage-backed securities in 2010 that will be available to pay these

expected claims. We project that there will be approximately $300 million of available cash flow to fund any additional claims payments, if needed, before consideration of expected cash flow from the insurance companies' 2010 operations.

- In November 2009, we used our "Universal Shelf" registration agreement to issue $300.0 million of unsecured 6.30% Senior Notes that are payable on November 15, 2019. The Senior Notes were priced at a discount of $1.5 million, for an effective interest rate of 6.37%. Our future interest expense will increase to approximately $19.0 million, compared to $16.1 million in 2009, which included $2.4 million for the Senior Notes. However, we were able to lock in long-term debt at a very favorable rate in a tight credit market.

- We have a committed line of credit, led by Wells Fargo, through a syndicate group of banks. Our Revolving Loan Facility provides borrowing capacity to $575.0 million through December 2011 at a rate of 30-day LIBOR (0.23% at December 31, 2009) plus 25 basis points. After our long-term debt issuance discussed above, we repaid $335.0 million outstanding on the facility. We had no outstanding borrowings at December 31, 2009. We can draw against the Revolving Loan Facility any time at our request. If we do, we believe that the banks will be able and willing to perform on their commitments to us. The facility agreement had two restrictive financial covenants, with which we were in compliance at December 31, 2009.

- We have a $152.0 million Standby Letter of Credit Facility that is used to guarantee our performance in two Lloyd's of London syndicates. We increased this Standby Letter of Credit Facility from $82.0 million at December 31, 2008 in anticipation of our writing more business through our Lloyd's syndicate in 2010.

- In the fourth quarter of 2009, all of our 1.3% Convertible Notes were surrendered for redemption. We paid $60.1 million in December and $64.5 million in January 2010 to settle the principal amount. We issued 1.0 million shares of our common stock at an average conversion price of $27.96 per share to settle the premium on the notes.

- Our domestic insurance subsidiaries have the ability to pay $217.8 million in dividends in 2010 to our holding company without obtaining special permission from state regulatory authorities. Our underwriting agencies have no restrictions on the amount of dividends that can be paid to our holding company. The holding company can utilize these dividends to pay down debt, pay dividends to shareholders, fund acquisitions, repurchase common stock and pay operating expenses. Cash flow available to the holding company in 2010, together with cash held at year-end 2009, is expected to be sufficient to cover the holding company's required cash disbursements.

- Our debt to total capital ratio was 9.0% at December 31, 2009 and 11.5% at December 31, 2008, and our fixed charge coverage ratio was 25.13 for 2009. We have a "Universal Shelf" registration agreement that provides for the issuance of an aggregate of $1.0 billion of securities, of which we have $700.0 million of remaining capacity. These securities may be debt securities, equity securities, trust preferred securities, or a combination thereof. The shelf registration provides us the means to access the debt and equity markets relatively quickly if we are satisfied with current pricing.

Cash Flow

We receive substantial cash from premiums, reinsurance recoverables, outward commutations, fee and commission income, proceeds from sales and redemptions of investments and investment income. Our principal cash outflows are for the payment of claims and loss adjustment expenses, premium payments to reinsurers, inward commutations, purchases of investments, debt service, policy acquisition costs, operating expenses, taxes and dividends.

Cash provided by operating activities can fluctuate due to timing differences in the collection of premiums and reinsurance recoverables and the payment of losses and premium and reinsurance balances payable and the completion of commutations. Our operating cash flow also exceeds our net earnings due to

expansion of our diversified financial products line of business, where we retain premium for a longer duration and pay claims later than for our short-tailed business.

We generated cash from operations of $582.8 million in 2009, $506.0 million in 2008 and $726.4 million in 2007. The components of our net operating cash flows are summarized in the following table.

	2009	2008	2007
Net earnings	$353,868	$302,120	$391,553
Change in premium, claims and other receivables, net of reinsurance, other payables and restricted cash	(15,186)	(41,248)	(60,671)
Change in unearned premium, net	14,259	43,835	3,062
Change in loss and loss adjustment expense payable, net of reinsurance recoverables	64,960	89,910	342,556
Change in trading securities	—	49,091	9,362
(Gain) loss on investments	(3,518)	49,549	(58,736)
Other, net	168,414	12,711	99,310
Cash provided by operating activities	$582,797	$505,968	$726,436

Cash provided by operating activities increased $76.8 million in 2009 and decreased $220.5 million in 2008. In 2009, we paid $43.9 million of cash for an inward commutation of certain loss reserves, which reduced our 2009 cash provided by operating activities. In 2008 and 2007, we received $7.5 million and $101.0 million, respectively, of cash from outward commutations, which increased our cash provided by operating activities. Excluding the commutations, cash provided by operating activities was $626.7 million in 2009, $498.5 million in 2008 and $625.4 million in 2007.

In 2009, we received special cash receipts of: 1) $25.0 million to commute a reinsurance contract that had been accounted for using the deposit method of accounting and 2) $20.3 million to partially liquidate a receivable related to a derivative financial instrument. In addition, fiduciary funds, for which we earn the interest income, increased $91.0 million in 2009. The decrease in 2008 primarily resulted from a decrease in net earnings, as well as the timing of the collection of reinsurance recoverables and the payment of insurance claims. We collected more cash from reinsurers in early 2007 than in 2008 as a result of reimbursement of 2005 hurricane claims that we had paid in late 2006.

Investments

Our investment policy is determined by our Board of Directors and our Investment and Finance Committee and is reviewed on a regular basis. We engage an independent investment advisor to oversee our investments, based on the investment policies promulgated by our Investment and Finance Committee, and to make investment recommendations. The majority of our investment assets are held by our insurance companies. The investment policy for each of our domestic insurance company subsidiaries must comply with applicable state and Federal regulations that prescribe the type, quality and concentration of investments. These regulations permit investments, within specified limits and subject to certain qualifications, in U.S. government, state and municipal obligations, corporate bonds, obligations of foreign countries, and preferred and common equity securities. The regulations generally allow certain other types of investments subject to maximum limitations. Investments of our foreign insurance companies must comply with the regulations of their country of domicile.

At December 31, 2009, we had $5.5 billion of total investments, an increase of $651.9 million from December 31, 2008. The increase resulted principally from our operating cash flows, a $141.7 million increase in the fair value of our available for sale fixed income securities, and $52.6 million of proceeds from redemption of our alternative investments, which were recorded as a receivable at year-end 2008. We redeemed all of our alternative investments in 2008 and reinvested the $94.1 million of proceeds in fixed income securities. We held $810.7 million of short-term investments at year-end 2009, which is higher than

our normal level, because we liquidated certain fixed income securities in the fourth quarter and the funds were pending reinvestment.

We invest substantially all of our funds in highly-rated fixed income securities, the majority of which are designated as available for sale securities. We held $4.6 billion and $4.3 billion of fixed income securities at December 31, 2009 and 2008, respectively. At year-end 2009, 99% of our fixed income securities were investment grade, of which 83% were rated AAA or AA. The portfolio has a weighted-average maturity of 6.5 years and a weighted-average duration of 4.9 years.

The fair value of our fixed income securities fluctuates depending on general economic and market conditions. As market interest rates increase, the fair value will generally decrease, and as market interest rates decrease, the fair value will generally increase. At December 31, 2009, the net unrealized gain on our available for sale fixed income securities portfolio was $156.3 million, compared to $14.6 million at December 31, 2008. The change in the net unrealized gain or loss, net of the related income tax effect, is recorded in other comprehensive income and fluctuates with changes in market interest rates. Our general policy has been to hold our available for sale fixed income securities through periods of fluctuating interest rates.

A security has an impairment loss when its fair value is less than its cost or amortized cost at the balance sheet date. The gross unrealized losses of individual securities within our available for sale fixed income securities was $18.9 million at December 31, 2009 and $91.3 million at December 31, 2008. We evaluate the securities in our fixed income securities portfolio for possible other-than-temporary impairment losses at each quarter end. See the "Critical Accounting Policies — Other-than-temporary Impairments in Investments" section below for a description of the accounting policies and procedures that we use to determine our other-than-temporary impairment losses. Over the three-year period of 2007 — 2009, we realized only $16.6 million of other-than-temporary impairment losses through pretax earnings, of which $5.4 million were in 2009 and $11.1 million were in 2008.

In 2008, we began holding certain bonds in a held to maturity portfolio. This portfolio includes securities, denominated in currencies other than the functional currency of the subsidiary, for which we have the ability and intent to hold the securities to maturity or redemption. We hold these securities to hedge the foreign exchange risk associated with insurance claims that we will pay in foreign currencies. The amortized cost of bonds in our held to maturity portfolio was $102.8 million at December 31, 2009 and $123.6 million at December 31, 2008. Any foreign exchange gain/loss on these bonds will be recorded through income and will substantially offset any foreign exchange gain/loss on the related liabilities. Conversely, the foreign exchange gain/loss on our available for sale securities is recorded as a component of accumulated other comprehensive income within shareholders' equity until the related bonds mature or are sold and, for accounting purposes, does not offset the opposite foreign currency movement on the hedged liabilities that is recorded through income.

Our historical investment strategy has been to maximize interest income and yield, within our risk tolerance, rather than to maximize total return. The average long-term tax equivalent yield of our fixed income securities portfolio was 5.1%, 5.2% and 5.4% in 2009, 2008 and 2007, respectively. Our investment portfolio turnover will fluctuate, depending upon investment opportunities. Realized gains and losses from sales of securities are usually minimal, unless we sell securities for investee credit-related reasons, or because we can reinvest the proceeds at a higher effective yield. We recognized net realized investment gains (losses) of $12.1 million, $(16.8) million and $13.2 million in 2009, 2008 and 2007, respectively.

This table summarizes our investments by type, substantially all of which are reported at fair value, at December 31, 2009 and 2008.

	December 31,			
	2009		2008	
	Amount	%	Amount	%
Short-term investments	$ 810,673	15%	$ 497,477	10%
U.S. government and government agency securities	328,535	6	227,607	5
Fixed income securities of states, municipalities and political subdivisions	1,059,426	19	1,091,903	23
Special purpose revenue bonds of states, municipalities and political subdivisions	1,146,334	21	899,632	19
Corporate fixed income securities	559,824	10	511,638	11
Residential mortgage-backed securities	944,182	17	823,078	17
Commercial mortgage-backed securities	146,217	3	151,836	3
Asset-backed securities	14,365	—	65,952	1
Foreign government securities	307,891	6	333,365	7
Foreign non-government securities	134,091	3	151,707	3
Other investments	4,691	—	50,088	1
Total investments	$5,456,229	100%	$4,804,283	100%

This table shows the average amount of investments, net income earned, related yields and duration, and average rating of our fixed income securities.

	2009	2008	2007
Average investments, at cost	$5,071,688	$4,627,484	$4,126,644
Net investment income*	191,965	164,751	206,462
Average short-term yield*	0.5%	3.8%	5.2%
Average long-term yield*	4.2%	4.4%	4.5%
Average long-term tax equivalent yield*	5.1%	5.2%	5.4%
Average combined tax equivalent yield*	4.5%	4.2%	5.6%
Weighted-average maturity of fixed income securities	6.5 years	6.0 years	7.0 years
Weighted-average duration of fixed income securities	4.9 years	4.8 years	4.9 years
Weighted-average combined duration	4.2 years	4.3 years	4.2 years
Average rating of fixed income securities	AA+	AA+	AAA

* Excluding realized and unrealized investment gains and losses.

This table summarizes our investments in fixed income securities by their rating category at December 31, 2009.

	Available for Sale Fair Value		Held to Maturity Amortized Cost	
	Amount	%	Amount	%
AAA	$2,176,909	48%	$102,792	100%
AA	1,556,500	34	—	—
A	662,617	15	—	—
BBB	108,318	2	—	—
BB and below	33,729	1	—	—
Total fixed income securities	$4,538,073	100%	$102,792	100%

The overall rating of our municipal bonds (consisting of our fixed income securities of states, municipalities and political subdivisions and our special purpose revenue bonds of states, municipalities and political subdivisions) was AA at December 31, 2009. Our portfolio of special purpose revenue bonds at December 31, 2009 and 2008 included $138.7 million and $150.9 million, respectively, of pre-refunded bonds that are supported by U.S. government debt obligations. The remaining special purpose bonds are secured by revenue sources specific to each security, such as water, sewer and utility fees; highway tolls; airport usage fees; property, sales and fuel taxes; college tuition and services fees; and lease income. The table below summarizes our percentage holdings of special purpose revenue bonds by revenue source at December 31, 2009 and 2008.

	December 31,	
	2009	2008
Water and sewer	27%	26%
Transportation	13	14
Education	14	11
Pre-refunded	13	17
Special tax	11	13
Leasing	8	9
Other	14	10
Total	100%	100%

Many of our special purpose revenue bonds are insured by mono-line insurance companies or supported by credit enhancement programs of various states and municipalities. We view bond insurance as credit enhancement and not credit substitution. We base our investment decision on the strength of the issuer. A credit review is performed on each issuer and on the sustainability of the revenue source before we acquire a special purpose revenue bond and periodically, on an ongoing basis, thereafter. The underlying average credit rating of our special purpose revenue bond issuers, excluding any bond insurance, was AA at December 31, 2009. Although recent economic conditions in the United States may reduce the source of revenue for certain of these securities, the majority are supported by revenue from essential sources, such as water and sewer, education and transportation fees, which we believe generate a stable source of revenue.

At December 31, 2009, we held a corporate bond portfolio with a fair value of $559.8 million, an overall rating of A, and a weighted-average life of approximately 3.0 years. We also held a portfolio of residential mortgage-backed securities (MBSs) and collateralized mortgage obligations (CMOs) with a fair value of $944.2 million. Within our residential MBS/CMO portfolio, $887.6 million of securities, or 94%, were issued by the Federal National Mortgage Association (Fannie Mae), the Government National Mortgage Association (GNMA) and the Federal Home Loan Mortgage Corporation (Freddie Mac), which are backed by the U.S. government.

Within our residential mortgage-backed and asset-backed securities, we held bonds that are collateralized by prime, Alt A and subprime mortgages. All of these securities were current as to principal and interest. Details of these securities at December 31, 2009 were as follows:

	Fair Value	Average Rating	Weighted-Average Life
Prime	$52,495	BBB+	1.7 years
Alt A	4,091	BBB-	3.2 years
Subprime	1,547	A+	5.8 years

At December 31, 2009, we held a commercial MBS securities portfolio with a fair value of $146.2 million, an average rating of AAA, an average loan-to-value ratio of 69%, and a weighted-average life of approximately 4.7 years. We owned no collateralized debt obligations (CDOs) or collateralized loan obligations (CLOs), and we have never been counterparty to any credit default swap transactions.

This table indicates the expected maturity distribution of our fixed income securities at December 31, 2009.

	Available for Sale Amortized Cost		Asset-Backed and Mortgage-Backed Amortized Cost		Held to Maturity Amortized Cost		Total Fixed Income Securities	
	Amount	%	Amount	%	Amount	%	Amount	%
One year or less	$ 277,943	8%	$ 274,538	25%	$ 27,692	27%	$ 580,173	13%
One year to five years	1,103,086	34	807,140	75	67,789	66	1,978,015	44
Five years to ten years	800,382	24	—	—	7,311	7	807,693	18
Ten years to fifteen years	574,001	17	—	—	—	—	574,001	13
More than fifteen years	544,672	17	—	—	—	—	544,672	12
Total fixed income securities	$3,300,084	100%	$1,081,678	100%	$102,792	100%	$4,484,554	100%

The weighted-average life of our asset-backed and mortgage-backed securities is approximately 3.9 years based on expected future cash flows. In the table above, we allocated the maturities of asset-backed maturities and mortgage-backed securities based on the expected future principal payments.

Some of our fixed income securities have call or prepayment options. In addition, mortgage-backed and certain asset-backed securities have prepayment, extension or other market-related credit risk. Calls and prepayments subject us to reinvestment risk should interest rates fall and issuers call their securities and we reinvest the proceeds at lower interest rates. Prepayment risk exists if cash flows from the repayment of principal occurs earlier than anticipated because of declining interest rates. Extension risk exists if cash flows from the repayment of principal occurs later than anticipated because of rising interest rates. Credit risk exists if mortgagees default on the underlying mortgages. Net investment income and/or cash flows from investments that have call or prepayment options and prepayment, extension or credit risk may differ from what was anticipated at the time of investment. We mitigate these risks by investing in investment grade securities with varied maturity dates so that only a portion of our portfolio will mature at any point in time.

The fair value of our fixed income securities is sensitive to changing interest rates. As interest rates increase, the fair value will generally decrease, and as interest rates decrease, the fair value will generally increase. The fluctuations in fair value are somewhat muted by the relatively short duration of our portfolio and our relatively high level of investments in state and municipal obligations. We estimate that a 1% increase in market interest rates would decrease the fair value of our fixed income securities by approximately $230.0 million before tax and a 1% decrease in market interest rates would increase the fair value by a like amount. Fluctuations in interest rates have a minimal effect on the value of our short-term investments due to their very short maturities. Higher interest rates would have a positive effect on net earnings and lower interest rates would have a negative effect on net earnings.

Fair Value

We value financial assets and financial liabilities at fair value. In determining fair value, we generally apply the market approach, which uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. We classify our financial instruments into the following three-level hierarchy:

- Level 1 — Inputs are based on quoted prices in active markets for identical instruments.
- Level 2 — Inputs are based on observable market data (other than quoted prices), or are derived from or corroborated by observable market data.
- Level 3 — Inputs are unobservable and not corroborated by market data.

Our Level 1 investments are primarily U.S. Treasuries listed on stock exchanges. At December 31, 2009 and 2008, our Level 1 investments totaled $178.9 million and $87.7 million and represented 4% and 2% of

our total assets measured at fair value, respectively. We use quoted prices for identical instruments to measure fair value.

Our Level 2 investments include most of our fixed income securities, which consist of U.S. government agency securities, municipal bonds, certain corporate debt securities, and certain mortgage-backed and asset-backed securities. At December 31, 2009 and 2008, our Level 2 investments totaled $4.4 billion and $4.0 billion and represented 96% and 97% of our total assets measured at fair value, respectively. Our Level 2 instruments also include our interest rate swap agreements, which were reflected as liabilities valued at $2.4 million and $8.0 million in our consolidated balance sheets at December 31, 2009 and 2008. We measure fair value for the majority of our Level 2 investments using quoted prices of securities with similar characteristics. The remaining investments are valued using pricing models or matrix pricing. The fair value measurements consider observable assumptions, including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, default rates, loss severity and other economic measures.

We use independent pricing services to assist us in determining fair value for over 99% of our Level 1 and Level 2 investments. The pricing services provide a single price or quote per security. We use data provided by our third party investment manager to value the remaining Level 2 investments. To validate that these quoted and modeled prices are reasonable estimates of fair value, we perform various quantitative and qualitative procedures, including: 1) evaluation of the underlying methodologies, 2) analysis of recent sales activity, 3) analytical review of our fair values against current market prices, and 4) comparison of the pricing services' fair value to other pricing services' fair value for the same investment. Based on these procedures, we did not adjust the prices or quotes provided by our independent pricing services or third party investment managers as of December 31, 2009 or 2008. In addition, we did not apply new accounting guidance issued in 2008 and 2009 for determining the fair value of securities in inactive markets since no markets for our investments were judged to be inactive as of December 31, 2009 and 2008.

Our Level 3 securities include certain fixed income securities and two insurance contracts that we account for as derivative financial instruments. At December 31, 2009 and 2008, our Level 3 investments totaled $4.7 million and $22.6 million, respectively, and represented less than 1% of our total assets measured at fair value. We determine fair value based on internally developed models that use assumptions or other data that are not readily observable from objective sources. Because we use the lowest level significant input to determine our hierarchy classifications, a financial instrument may be classified in Level 3 even though there may be significant readily-observable inputs. Our exposure with respect to the two insurance contracts is measured based on movement in a specified U.K. housing index. We determine their fair value based on our estimate of the present value of expected future cash flows, modified to reflect specific contract terms. In 2009, we collected $20.3 million to partially liquidate a receivable related to these contracts, which reduced the Level 3 value to $0.4 million at December 31, 2009. The remaining Level 3 value at year-end 2009 related to four commercial mortgage-backed and asset-backed securities. Transfers of investments into Level 3 occur due to our inability to obtain a fair value using inputs based on observable market data. Transfers of investments out of Level 3 occur because we were able to determine their fair value using inputs based on observable market data. Transfers in totaled $6.3 million and transfers out totaled $8.0 million in 2009.

See Note 2 to the Consolidated Financial Statements for tables that detail our assets and liabilities measured at fair value at December 31, 2009 and 2008, and the changes in our Level 3 category during 2009 and 2008. We excluded from our fair value disclosures our held to maturity investment portfolio measured at amortized cost and two other investments measured at cost. Our held to maturity portfolio had a fair value of $104.0 million at December 31, 2009 and $125.6 million at December 31, 2008. The two other investments collectively were valued at $4.1 million at December 31, 2009 and 2008.

Contractual Obligations

The following table summarizes our total contractual cash payment obligations by estimated payment date at December 31, 2009.

	Total	Estimated Payment Dates			
		2010	2011-2012	2013-2014	Thereafter
Gross loss and loss adjustment expense payable(1):					
Diversified financial products	$1,953,555	$ 544,231	$ 699,977	$305,765	$ 403,582
Group life, accident and health	309,610	256,655	44,484	7,137	1,334
Aviation	126,826	55,901	45,265	15,526	10,134
London market account	259,271	123,415	108,084	23,279	4,493
Other specialty lines	447,646	153,677	179,092	74,782	40,095
Discontinued lines	395,401	54,873	81,815	74,931	183,782
Total loss and loss adjustment expense payable	3,492,309	1,188,752	1,158,717	501,420	643,420
Life and annuity policy benefits	61,313	2,214	4,188	3,888	51,023
6.30% Senior Notes(2)	489,000	18,900	37,800	37,800	394,500
1.30% Convertible Notes in process of conversion(3)	64,472	64,472	—	—	—
$575.0 million Revolving Loan Facility(4)	1,131	575	556	—	—
Interest rate swaps(5)	2,608	2,608	—	—	—
Operating leases	69,172	14,089	22,701	15,689	16,693
Earnout liabilities	62,683	38,280	24,403	—	—
Indemnifications	12,842	3,273	4,989	3,617	963
Total obligations	$4,255,530	$1,333,163	$1,253,354	$562,414	$1,106,599

In preparing the previous table, we made the following estimates and assumptions.

(1) The estimated loss and loss adjustment expense payments for future periods assume that the percentage of ultimate losses paid from one period to the next by line of business will be relatively consistent over time. Actual payments will be influenced by many factors and could vary from the estimated amounts.

(2) The 6.30% Senior Notes are due in 2019. We pay interest semi-annually on May 15 and November 15, which is included in the above table.

(3) We redeemed our 1.30% Convertible Notes in November 2009 and paid cash to settle the remaining liability in January 2010.

(4) The $575.0 million Revolving Loan Facility expires on December 19, 2011. At December 31, 2009, there were no outstanding borrowings on the facility, but we pay an annual commitment fee of 10.0 basis points, which is included in the above table.

(5) Our interest rate swaps have a notional amount of $105.0 million and expire in November 2010. Under the terms of the swap agreements, we pay 2.94% and receive 30-day LIBOR (0.23% at December 31, 2009), the net of which is included in the above table.

Claims Payments

The following table compares our insurance company subsidiaries' cash and investment maturities with their estimated future claims payments, net of reinsurance, at December 31, 2009.

	Total	Maturities/Estimated Payment Dates			
		2010	2011-2012	2013-2014	Thereafter
Cash and investment maturities of insurance companies	$5,228,647	$1,172,835	$1,263,463	$785,583	$2,006,766
Estimated loss and loss adjustment expense payments, net of reinsurance	2,555,840	874,044	814,180	373,449	494,167
Estimated available cash flow	$2,672,807	$ 298,791	$ 449,283	$412,134	$1,512,599

The average duration of claims in many of our lines of business is relatively short, and, accordingly, our investment portfolio has a relatively short duration. The weighted-average duration of all claims was approximately 2.7 years in 2009 and 2.5 years in 2008 and 2007. The weighted-average duration of our fixed income securities was 4.9 years, 4.8 years and 4.9 years in 2009, 2008 and 2007, respectively. The longer duration of our fixed income securities reflects the effects of the investment of our capital. In recent years, we have expanded the directors' and officers' liability and errors and omissions liability components of our diversified financial products line of business, which have a longer claims duration than our other lines of business. We consider these different claims payment patterns in determining the duration of our investment portfolio.

We maintain sufficient liquidity from our current cash, short-term investments and investment maturities, in combination with future operating cash flow, to pay anticipated policyholder claims on their expected payment dates. We manage the liquidity of our insurance company subsidiaries such that each subsidiary's anticipated claims payments will be met by its own current operating cash flows, cash, short-term investments or investment maturities. We do not foresee the need to sell securities prior to their maturity to fund claims payments.

Senior Notes

On November 10, 2009, we issued $300.0 million of 6.30% Senior Notes due 2019. The Senior Notes were priced at a discount of $1.5 million, for an effective interest rate of 6.37%. Interest is due semi-annually in arrears on May 15 and November 15 of each year. The Senior Notes are unsecured and subordinated general obligations of HCC Insurance Holdings, Inc., the parent holding company. The Senior Notes rank junior to any secured indebtedness and to all existing and future liabilities of our subsidiaries, including amounts owed to policyholders. We can redeem the notes in whole at any time or in part from time to time, at our option, at the redemption price determined in the manner described in the indenture governing the notes. The indenture contains covenants that impose conditions on our ability to create liens on any capital stock of our restricted subsidiaries (as defined in the indenture) or to engage in sales of the capital stock of our restricted subsidiaries. We were in compliance with the requirements of the indenture at December 31, 2009.

Convertible Notes

The terms of the 1.30% Convertible Notes provided that we could redeem the notes for cash anytime after April 4, 2009 by giving the holders 30 days notice. On November 20, 2009, we announced our intention to redeem all of the notes within the next 30 days. As a result, substantially all of the holders surrendered their notes for conversion before the redemption date. We redeemed the unsurrendered notes according to their terms by December 31, 2009. For conversion, we paid cash for the principal amount of the notes and issued our common stock for the value of the conversion premium. The premium was based on the weighted-average closing price of our stock for the ten trading days after conversion. The average conversion price was $27.96 per share. At December 31, 2009, all of the notes had been surrendered, but some had not yet been settled because the ten-day period had not expired. We paid $60.2 million principal as of December 31, 2009, with the remaining $64.5 million principal paid in January 2010. We classified the unpaid amount as accounts

payable and accrued liabilities in the consolidated balance sheet at December 31, 2009. We issued 1.0 million shares of our common stock in conjunction with the conversion.

Revolving Loan Facility

Our $575.0 million Revolving Loan Facility allows us to borrow up to the maximum allowed by the facility on a revolving basis until the facility expires on December 19, 2011. In 2009, we repaid the $335.0 million outstanding balance with proceeds from our Senior Notes and other sources of cash. There were no outstanding borrowings at December 31, 2009. The interest rate on any borrowings is 30-day LIBOR (0.23% at December 31, 2009) plus 25 basis points. We pay an annual commitment fee of 10 basis points.

During 2009, we paid interest on the Revolving Loan Facility at a weighted-average rate of 0.44%. We had interest rate swap agreements, discussed below, that converted the effective interest rate on $200.0 million of the facility to a fixed rate of 4.6%. In addition, we paid a commitment fee of 10.0 basis points. The facility is collateralized by guarantees entered into by our domestic underwriting agencies and contains two restrictive financial covenants, with which we were in compliance at December 31, 2009.

At December 31, 2008, we had three interest rate swap agreements to exchange 30-day LIBOR (0.44% at December 31, 2008) for a 4.60% fixed rate on $200.0 million of our Revolving Loan Facility. The swaps qualified for cash flow hedge accounting treatment. The three swaps expired in November 2009. As of December 31, 2008, we had entered into two additional swaps for $105.0 million, which began when the original swaps expired and will expire in November 2010. These swaps were entered into with a future effective date to minimize our exposure to expected interest rate increases due to the credit and market conditions in 2008. The fixed rate on these swaps is 2.94%, and they were in a total unrealized loss position of $2.4 million at December 31, 2009. These swaps do not qualify for hedge accounting treatment and the change in value is reported in our consolidated statements of earnings.

Standby Letter of Credit Facility

We have a $152.0 million Standby Letter of Credit Facility, increased from $82.0 million at December 31, 2008, that is used to guarantee our performance in two Lloyd's of London syndicates. Letters of credit issued under the Standby Letter of Credit Facility are unsecured commitments of HCC. The Standby Letter of Credit Facility contains the same two restrictive financial covenants as our Revolving Loan Facility, with which we were in compliance at December 31, 2009.

Subsidiary Letters of Credit

At December 31, 2009, certain of our subsidiaries had outstanding letters of credit with banks totaling $22.3 million, which were secured by fixed income securities with a fair value of $26.3 million.

Earnouts

Our prior acquisition of HCC Global Financial Products includes a contingency for future earnout payments, as defined in the purchase agreement, as amended. The earnout is based on HCC Global's pretax earnings from the acquisition date through September 30, 2007, with no maximum amount due to the former owners. Pretax earnings include underwriting results on longer-duration business until all future losses are paid. When conditions specified under the purchase agreement are met, we record a net liability for amounts owed to or due from the former owners based on our estimate at that point in time of potential future losses. This net liability will fluctuate in the future, and the ultimate total earnout payments cannot be finally determined, until all claims are paid. We accrued a net liability of $18.0 million at December 31, 2009, with an offset to goodwill. Accrued amounts are paid according to contractual requirements in the purchase agreement, with $38.3 million due to the former owners in 2010.

Our 2008 acquisition of HCC Medical Insurance Services includes an earnout based on achievement of certain underwriting profit levels. At December 31, 2009, the accrued earnout, which will be paid in 2011, totaled $1.7 million.

Indemnifications

In conjunction with the sales of business assets and subsidiaries, we have provided indemnifications to the buyers. Certain indemnifications cover typical representations and warranties related to our responsibilities to perform under the sales contracts. Under other indemnifications, we agree to reimburse the purchasers for taxes or ERISA-related amounts, if any, assessed after the sale date but related to pre-sale activities. We cannot quantify the maximum potential exposure covered by all of our indemnifications because the indemnifications cover a variety of matters, operations and scenarios. Certain of these indemnifications have no time limit. For those with a time limit, the longest such indemnification expires on December 31, 2015. We accrue a loss when a valid claim is made by a purchaser and we believe we have potential exposure. We currently have claims under an indemnification that covers certain net insurance losses that were incurred and reinsured prior to our sale of a subsidiary. We paid $4.8 million related to such claims in 2009. At December 31, 2009, we have recorded a liability of $12.9 million and have provided a $3.0 million escrow account and $9.7 million of letters of credit to cover our obligations or anticipated payments under this indemnification.

Subsidiary Dividends

The principal assets of HCC are the shares of capital stock of its insurance company subsidiaries. HCC's obligations include servicing outstanding debt and interest, paying dividends to shareholders, repurchasing HCC's common stock, and paying corporate expenses. Historically, we have not relied on dividends from our insurance companies to meet HCC's obligations as we have had sufficient cash flow from our underwriting agencies to meet our corporate cash flow requirements. However, as a greater percentage of profit is now being earned in our insurance companies, we may have to increase the amount of dividends paid by our insurance companies in the future to fund HCC's cash obligations.

The payment of dividends by our insurance companies is subject to regulatory restrictions and will depend on the surplus and future earnings of these subsidiaries. HCC's direct U.S. insurance company subsidiaries can pay an aggregate of $217.8 million in dividends in 2010 without obtaining special permission from state regulatory authorities. In 2009, 2008 and 2007, our insurance company subsidiaries paid HCC dividends of $134.0 million, $111.8 million and $22.6 million, respectively.

Other

Our debt to total capital ratio was 9.0% at December 31, 2009 and 11.5% at December 31, 2008. Our fixed charge coverage ratio was 25.13 for 2009, 18.25 for 2008 and 29.51 for 2007.

In 2008, our Board of Directors approved the repurchase of up to $100.0 million of our common stock, as part of our philosophy of building long-term shareholder value. The share repurchase plan authorized repurchases to be made in the open market or in privately negotiated transactions from time-to-time. In 2009, we repurchased 1.7 million shares of our common stock in the open market for a total cost of $35.5 million, and a weighted-average cost of $21.36 per share. In 2008, we repurchased 3.0 million shares in the open market for a total cost of $63.3 million, or $21.02 per share. Our total repurchases of $98.8 million were at a weighted-average cost of $21.14 per share.

We believe that our operating cash flows, investments, Revolving Loan Facility, Standby Letter of Credit Facility, shelf registration and other sources of liquidity are sufficient to meet our operating and liquidity needs for the foreseeable future.

Impact of Inflation

Our operations, like those of other property and casualty insurers, are susceptible to the effects of inflation because premiums are established before the ultimate amounts of loss and loss adjustment expense are known.

Although we consider the potential effects of inflation when setting premium rates, our premiums, for competitive reasons, may not fully offset the effects of inflation. However, because the majority of our business is comprised of lines that have relatively short lead times between the occurrence of an insured event, reporting of the claims to us and the final settlement of the claims, or have claims that are not significantly impacted by inflation, the effects of inflation are minimized.

A portion of our revenue is related to healthcare insurance and reinsurance products that are subject to the effects of the underlying inflation of healthcare costs. Such inflation in the costs of healthcare tends to generate increases in premiums for medical stop-loss coverage, resulting in greater revenue but also higher claim payments. Inflation also may have a negative impact on insurance and reinsurance operations by causing higher claim settlements than may originally have been estimated, without an immediate increase in premiums to a level necessary to maintain profit margins. We do not specifically provide for inflation when setting underwriting terms and claim reserves, although we do consider trends. We continually review claim reserves to assess their adequacy and make necessary adjustments.

Inflation can also affect interest rates. A significant increase in interest rates could have a material adverse effect on the fair value of our investments. The fair value of our fixed income securities was $4.6 billion at December 31, 2009. If market interest rates were to change 1%, the fair value of our fixed income securities would have changed approximately $230.0 million before tax at December 31, 2009. The change in fair value was determined using duration modeling assuming no prepayments. In addition, the interest rate payable under our Revolving Loan Facility fluctuates with market interest rates. A significant increase in interest rates could have an adverse effect on our net earnings, if we have outstanding borrowings under the facility. The interest rate on our 6.30% Senior Notes is fixed and not subject to interest rate changes.

Foreign Exchange Rate Fluctuations

We underwrite risks that are denominated in a number of foreign currencies. As a result, we have receivables and payables in foreign currencies and we establish and maintain loss reserves with respect to our insurance policies in their respective currencies. There could be a negative impact on our net earnings from the effect of exchange rate fluctuations on these assets and liabilities. Our principal area of exposure is related to fluctuations in the exchange rates between the British pound sterling, the Euro and the U.S. dollar. We constantly monitor the balance between our receivables and payables and loss reserves to mitigate the potential exposure should an imbalance be expected to exist for other than a short period of time. Imbalances are generally net liabilities, and we economically hedge such imbalances with cash and short-term investments denominated in the same foreign currency as the net imbalance. Our gain (loss) from currency conversion was $0.6 million in 2009, $1.9 million in 2008 and ($1.8) million in 2007. The 2007 loss excludes a $13.4 million charge to correct the accounting for unrealized cumulative foreign exchange gains related to certain available for sale securities discussed previously. This loss was offset by a $13.4 million realized gain for embedded net foreign currency exchange gains when the securities were sold in 2007.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (generally accepted accounting principles) requires us to make estimates and assumptions when applying our accounting policies. The following sections provide information about our estimation processes related to certain of our critical accounting policies.

Loss and Loss Adjustment Expense

Our net loss and loss adjustment expense reserves are composed of reserves for reported losses and reserves for incurred but not reported losses (which include provisions for potential movement in reported losses, as well as for claims that have occurred but have not been reported to us), less a reduction for reinsurance recoverables related to those reserves. Reserves are recorded by product line and are undiscounted, except for reserves related to acquisitions.

The process of estimating our loss and loss adjustment expense reserves involves a considerable degree of judgment by management and is inherently uncertain. The recorded reserves represent management's best estimate of unpaid loss and loss adjustment expense by line of business. Because we provide insurance

coverage in specialized lines of business that often lack statistical stability, management considers many factors, and not just the actuarial point estimates discussed below, in determining ultimate expected losses and the level of net reserves required and recorded.

To record reserves on our lines of business, we utilize expected loss ratios, which management selects based on the following: 1) information used to price the applicable policies, 2) historical loss information where available, 3) any public industry data for that line or similar lines of business, 4) an assessment of current market conditions and 5) a claim-by-claim review by management, where actuarially homogenous data is unavailable. Management also considers the point estimates and ranges calculated by our actuaries, together with input from our experienced underwriting and claims personnel. Because of the nature and complexities of the specialized types of business we insure, management may give greater weight to the expectations of our underwriting and claims personnel, who often perform a claim by claim review, rather than to the actuarial estimates. However, we utilize the actuarial point and range estimates to monitor the adequacy and reasonableness of our recorded reserves.

Each quarter-end, management compares recorded reserves to the most recent actuarial point estimate and range for each line of business. If the recorded reserves vary significantly from the actuarial point estimate, management determines the reasons for the variances and may adjust the reserves up or down to an amount that, in management's judgment, is adequate based on all of the facts and circumstances considered, including the actuarial point estimates. We consistently maintain total consolidated net reserves above the total actuarial point estimate but within the actuarial range.

The table below shows our recorded net reserves at December 31, 2009 by line of business, the actuarial reserve point estimates, and the high and low ends of the actuarial reserve range as determined by our reserving actuaries.

	Recorded Net Reserves	Actuarial Point Estimate	Low End of Actuarial Range	High End of Actuarial Range
Total net reserves	$2,555,840	$2,464,206	$2,280,181	$2,727,401
Individual lines of business:				
Diversified financial products	$1,428,688	$1,370,034	$1,177,412	$1,630,032
Group life, accident and health	276,599	270,752	245,773	297,574
Aviation	81,248	81,158	74,915	88,749
London market account	155,132	160,031	152,030	180,556
Other specialty lines	284,689	264,921	251,381	300,766
Discontinued lines	329,484	317,310	279,793	381,700
Total net reserves	$2,555,840			

The excess of the total recorded net reserves over the actuarial point estimate was 3.6% of recorded net reserves at December 31, 2009, compared to 4.3% at December 31, 2008. The percentage will vary in total and by line depending on current economic events, the potential volatility of the line, the severity of claims reported and of claims incurred but not reported, management's judgment with respect to the risk of development, the nature of business acquired in acquisitions, and historical development patterns.

The actuarial point estimates represent our actuaries' estimate of the most likely amount that will ultimately be paid to settle the net reserves we have recorded at a particular point in time. While, from an actuarial standpoint, a point estimate is considered the most likely amount to be paid, there is inherent uncertainty in the point estimate, and it can be thought of as the expected value in a distribution of possible reserve estimates. The actuarial ranges represent our actuaries' estimate of a likely lowest amount and highest amount that will ultimately be paid to settle the net reserves we have recorded at a particular point in time. While there is still a possibility of ultimately paying an amount below the range or above the range, the actuarial probability is very small. The range determinations are based on estimates and actuarial judgments and are intended to encompass reasonably likely changes in one or more of the variables that were used to determine the point estimates.

The low end of the actuarial range and the high end of the actuarial range for the total net reserves will not equal the sum of the low and high ends for the individual lines of business. Moreover, in actuarial terms, it would not be appropriate to add the ranges for each line of business to obtain a range around the total net reserves because this would not reflect the diversification effects across our various lines of business. The diversification effects result from the fact that losses across the different lines of business are not completely correlated.

In actuarial practice, some of our lines of business are more effectively modeled by a statistical distribution that is skewed or non-symmetric. These distributions are usually skewed towards large losses, which causes the midpoint of the range to be above the actuarial point estimate or mean value of the range. This should be kept in mind when using the midpoint as a proxy for the mean. Our assumptions, estimates and judgments can change based on new information and changes in conditions, and, if they change, it will affect the determination of the range amounts.

The following table details, by major products within our lines of business, the characteristics and major actuarial assumptions utilized by our actuaries in the determination of actuarial point estimates and ranges. We considered all major lines of business written by the insurance industry when determining the relative characteristics of claims duration, speed of loss reporting and reserve volatility. Other companies may classify their own insurance products in different lines of business or utilize different actuarial assumptions.

			Claims Characteristics			
Line of Business	**Products**	**Underwriting**	**Duration**	**Speed of Claim Reporting**	**Reserve Volatility**	**Major Actuarial Assumptions**
Diversified financial products	Directors' and officers' liability	Direct and subscription	Medium to long	Moderate	Medium to high	Historical and industry loss reporting patterns Loss trends Rate changes
	Errors and omissions liability	Direct	Medium	Moderate	Medium	Historical loss reporting patterns
	Surety	Direct	Medium	Fast	Low	Historical loss payment and reporting patterns
Group life, accident and health	Medical stop-loss	Direct	Short	Fast	Low	Medical cost and utilization trends Historical loss payment and reporting patterns Rate changes
	Medical excess	Direct and assumed	Short	Fast	Low to medium	Historical loss payment and reporting patterns Loss trends Rate changes
Aviation	Aviation	Direct and subscription	Medium	Fast	Medium	Historical loss payment and reporting patterns
London market account	Energy*	Subscription	Medium	Moderate	Medium	Historical and industry loss payment and reporting patterns Historical large loss experience
	Property*	Subscription	Medium	Moderate	Medium	Historical loss payment and reporting patterns Historical large loss experience
	Marine	Subscription	Medium	Moderate	Medium	Historical loss payment and reporting patterns Historical large loss experience
	Accident and health	Direct and assumed	Medium to long	Slow	High	Historical loss payment and reporting patterns
Other specialty	Liability	Direct and assumed	Medium	Moderate	Medium	Historical loss payment and reporting patterns
	Property	Direct and assumed	Short	Fast	Low	Historical loss payment and reporting patterns
Discontinued	Accident and health insurance	Assumed	Long	Slow	High	Historical and industry loss payment and reporting patterns
	Medical malpractice	Direct	Medium to long	Moderate	Medium to high	Historical loss payment and reporting patterns

* Includes catastrophe losses

Direct insurance is coverage that is originated by our insurance companies and brokers in return for premium. Assumed reinsurance is coverage written by another insurance company, for which we assume all or a portion of the risk in exchange for all or a portion of the premium. Subscription business is direct insurance or assumed reinsurance where we only take a percentage of the total risk and premium and other insurers take their proportionate percentage of the remaining risk and premium. Assumed reinsurance represented 10% of our gross written premium in 2009 and 18% of our gross reserves at December 31, 2009. Approximately 45% of the assumed reinsurance reserves related to business in our discontinued lines, 31% related to assumed reinsurance in our London market account, aviation and diversified financial products lines of business, 15% related to assumed quota share surplus lines business in our other specialty lines, and 7% related to assumed business in our group life, accident and health line of business. The remaining assumed reinsurance reserves covered various other reinsurance programs. The table above recaps the underwriting, claims characteristics and major actuarial assumptions for our assumed reinsurance business.

The discontinued lines include run-off assumed accident and health reinsurance business, which is primarily reinsurance that provides excess coverage for large losses related to workers' compensation policies. This business is subject to late reporting of claims by cedants and state guaranty associations. To mitigate our exposure to unexpected losses reported by cedants, our claims personnel review reported losses to ensure they are reasonable and consistent with our expectations. In addition, our claims personnel periodically audit the cedants' claims processing functions to assess whether cedants are submitting timely and accurate claims reports to us. Disputes with insureds related to claims or coverage issues are administered in the normal course of business or settled through arbitration. Based on the late reporting of claims in the past and the higher risk of this discontinued line of business relative to our continuing lines of business, management believes there may be a greater likelihood of future adverse development in the run-off assumed accident and health reinsurance business than in our other lines of business. We reassess loss reserves for this assumed business at each quarter end and adjust them, if needed.

The majority of the assumed reinsurance in our London market account, aviation and diversified financial products lines of business is facultative reinsurance. This business involves reinsurance of a company's captive insurance program or business that must be written through another insurance company licensed to write insurance in a particular country or locality. In all cases, we underwrite the business and administer the claims, which are reported without a lag by the brokers. Disputes, if any, generally relate to claims or coverage issues with insureds and are administered in the normal course of business. We establish loss reserves for this assumed reinsurance using the same methods and assumptions we use to set reserves for comparable direct business.

Our assumed quota share surplus lines business in our other specialty lines, which we discontinued writing in 2008, is recorded monthly with a two-month time lag. Case reserves are reported directly to us by the cedant, and we establish incurred but not reported reserves based on our estimates. We periodically contact and visit the cedant to discuss loss trends and review claim files. We also receive copies of the cedant's loss triangles on individual products. Because of the frequent communication, we receive sufficient information to use many of the same methods and assumptions we would use to set reserves for comparable direct business. We have not had any disputes with the cedant.

We underwrite the assumed group life, accident and health business and administer the claims. Disputes, if any, are administered in the normal course of business. The majority of the assumed reinsurance is due to medical excess products. Although very similar to our direct medical stop-loss business, it is written as excess reinsurance of HMOs, provider groups, hospitals and other insurance companies. We establish loss reserves for this line of business using the same methods and assumptions we would use to set reserves for comparable direct business.

The following tables show the composition of our gross, ceded and net reserves at December 31, 2009 and 2008.

At December 31, 2009	Gross	Ceded	Net	% Net IBNR to Net Total Reserves
Reported loss reserves:				
Diversified financial products	$ 872,623	$248,398	$ 624,225	
Group life, accident and health	185,656	5,249	180,407	
Aviation	89,819	33,566	56,253	
London market account	170,472	93,853	76,619	
Other specialty lines	194,653	70,669	123,984	
Subtotal reported reserves	1,513,223	451,735	1,061,488	
Incurred but not reported reserves:				
Diversified financial products	1,080,932	276,469	804,463	56%
Group life, accident and health	123,954	27,762	96,192	35
Aviation	37,007	12,012	24,995	31
London market account	88,799	10,286	78,513	51
Other specialty lines	252,993	92,288	160,705	56
Subtotal incurred but not reported reserves	1,583,685	418,817	1,164,868	52
Discontinued lines reported reserves	277,792	44,229	233,563	
Discontinued lines incurred but not reported reserves	117,609	21,688	95,921	29
Total loss and loss adjustment expense payable	$3,492,309	$936,469	$2,555,840	49%

At December 31, 2008	Gross	Ceded	Net	% Net IBNR to Net Total Reserves
Reported loss reserves:				
Diversified financial products	$ 682,446	$207,750	$ 474,696	
Group life, accident and health	171,326	8,550	162,776	
Aviation	101,720	35,894	65,826	
London market account	272,795	165,468	107,327	
Other specialty lines	167,703	59,087	108,616	
Subtotal reported reserves	1,395,990	476,749	919,241	
Incurred but not reported reserves:				
Diversified financial products	983,897	253,349	730,548	61%
Group life, accident and health	133,899	17,204	116,695	42
Aviation	59,914	25,481	34,433	34
London market account	131,753	60,482	71,271	40
Other specialty lines	239,988	82,848	157,140	59
Subtotal incurred but not reported reserves	1,549,451	439,364	1,110,087	55
Discontinued lines reported reserves	326,314	58,814	267,500	
Discontinued lines incurred but not reported reserves	143,475	24,032	119,443	31
Total loss and loss adjustment expense payable	$3,415,230	$998,959	$2,416,271	51%

We determine our incurred but not reported reserves by first projecting the ultimate expected losses by product within each line of business. We then subtract paid losses and reported loss reserves from the ultimate loss reserves. The remainder is our incurred but not reported reserves. The level of incurred but not reported reserves in relation to total reserves depends upon the characteristics of the specific line of business, particularly with respect to the speed with which losses are reported and outstanding claims reserves are adjusted. Lines for which losses are reported fast will have a lower percentage of incurred but not reported

loss reserves than slower reporting lines, and lines for which reserve volatility is low will have a lower percentage of incurred but not reported loss reserves than high volatility lines.

The reserves for reported losses related to our direct business and certain reinsurance assumed are initially set by our claims personnel or independent claims adjusters we retain. The reserves are subject to our review, with a goal of setting them at the ultimate expected loss amount as soon as possible when the information becomes available. Reserves for reported losses related to other reinsurance assumed are recorded based on information supplied to us by the ceding company. Our claims personnel monitor these reinsurance assumed reserves on a current basis and audit ceding companies' claims to ascertain that claims are being recorded currently and that net reserves are being set at levels that properly reflect the liability related to the claims.

The percentage of net incurred but not reported reserves to net total reserves was 49% at December 31, 2009 and 51% at December 31, 2008. The reasons, by line of business, for changes in net reserves and the percentage of incurred but not reported reserves to total net reserves, other than changes related to normal maturing of claims, follow:

- *Diversified financial products* — Total net reserves increased $223.4 million from 2008 to 2009 as this line of business continues to grow. The incurred but not reported portion of the total reserves for this line of business is higher than in most of our other lines, since these losses report slower and have a longer duration. This line includes our directors' and officers' liability, errors and omissions liability, and fiduciary liability coverages, which have experienced increased notices of claims, primarily from financial institutions, due to market and credit-related issues. The percentage of incurred but not reported reserves has decreased as claims mature.

- *Group life, accident and health* — Total net reserves are flat year-over-year. The percentage of incurred but not reported reserves decreased in 2009 due to growth in our relatively new short-term medical products, for which claims are reported and settled faster.

- *London market account* — Total net reserves decreased and the percentage of incurred but not reported reserves increased due to payment of claims on prior year hurricanes previously reported in case reserves.

- *Other specialty lines* — Total net reserves increased due to our increased participation in our Lloyd's of London syndicates, as well as growth in new products.

- *Discontinued lines* — Total net reserves for our discontinued lines decreased $57.5 million in 2009, primarily due to a $43.9 million commutation of certain loss reserves for run-off assumed accident and health reinsurance business.

Our net reserves historically have shown favorable development except for the effects of commutations, which we have completed in the past and may negotiate in the future. Commutations can produce adverse prior year development because, under generally accepted accounting principles, any excess of undiscounted reserves assumed over assets received must be recorded as a loss at the time the commutation is completed. Economically, the loss generally represents the discount for the time value of money that will be earned over the payout of the reserves; thus, the loss may be recouped as investment income is earned on the assets received. Based on our reserving techniques and our past results, we believe that our net reserves are adequate.

During 2008 and 2009, we conducted additional reviews of our potential loss exposures stemming from the U.S. and international economic environment, including subprime lending and trade credit issues. We write directors' and officers' liability, errors and omissions liability and fiduciary liability coverages for public and private companies and not-for-profit organizations. Certain of this business is written for financial institutions that have potential exposure to shareholder lawsuits as a result of the economic environment during the past few years. At December 31, 2009, we had 17 "Side A only" and 75 "non-Side A only" directors' and officers' liability, errors and omissions liability and fiduciary liability claims related to subprime and credit market issues. This compares to 15 "Side A only" and 57 "non-Side A only" claims at December 31, 2008. In reviewing our exposure, we consider the types of risks we wrote, the industry of our insured, attachment points with respect to excess business, types of coverage, policy limits, actual claims reported, and current legal interpretations and decisions. We also write trade credit business for policyholders who have credit and

political risk exposure. We continue to closely monitor our exposure to subprime and trade credit issues. Based on our present knowledge, we believe our ultimate losses from these coverages will be contained within our current overall loss reserves for this business.

We have no material exposure to asbestos claims or environmental pollution losses. Our largest insurance company subsidiary only began writing business in 1981, and its policies normally contain pollution exclusion clauses that limit pollution coverage to "sudden and accidental" losses only, thus excluding intentional dumping and seepage claims. Policies issued by our other insurance company subsidiaries do not have significant environmental exposures because of the types of risks covered.

Reinsurance Recoverables

We limit our liquidity exposure for uncollected recoverables by holding funds, letters of credit or other security, such that net balances due from reinsurers are significantly less than the gross balances shown in our consolidated balance sheets. We constantly monitor the collectibility of the reinsurance recoverables of our insurance companies and record a reserve for uncollectible reinsurance when we determine an amount is potentially uncollectible. Our evaluation is based on our periodic reviews of our disputed and aged recoverables, as well as our assessment of recoverables due from reinsurers known to be in financial difficulty. In some cases, we make estimates as to what portion of a recoverable may be uncollectible. Our estimates and judgment about the collectibility of the recoverables and the financial condition of reinsurers can change, and these changes can affect the level of reserve required.

The reserve was $2.9 million at December 31, 2009, compared to $8.4 million at December 31, 2008. During 2009, we wrote off $0.9 million of uncollectible recoverables against the reserve. We also recognized a $4.6 million benefit from reversing a portion of the reserve based on actual or expected cash collections from reinsurers, for which reserves had previously been established. We assessed the collectibility of our year-end recoverables and believe amounts are collectible and any potential losses are adequately reserved based on currently available information.

Deferred Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on our history of earnings, expectations for future earnings, taxable income in carryback years and the expected timing of the reversals of existing temporary differences. Although realization is not assured, we believe that, as of December 31, 2009, it is more likely than not that we will be able to realize the benefit of recorded deferred tax assets, with the exception of certain tax loss carryforwards for which valuation allowances have been provided. If there is a material change in the tax laws such that the actual effective tax rate changes or the time periods within which the underlying temporary differences become taxable or deductible change, we will need to reevaluate our assumptions, which could result in a change in the valuation allowance required.

Valuation of Goodwill

When we complete a business combination, goodwill is either allocated to the reporting unit in which the acquired business is included or, if there are synergies with our other businesses, allocated to the different reporting units based on their respective share of the estimated future cash flows. In our insurance company segment, our reporting units are either individual subsidiaries or groups of subsidiaries that share common licensing and other characteristics. In our agency and other operations segments, our reporting units are individual subsidiaries. We sold one subsidiary in October 2009, which had been a reporting unit in our agency segment when we conducted our 2009 goodwill impairment test.

An indicator of impairment of goodwill exists when the fair value of a reporting unit is less than its carrying amount. We assess our goodwill for impairment annually, or sooner if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We conducted our 2009 goodwill impairment test as of June 30, 2009, which is consistent

with the timeframe for our annual assessment in prior years. Based on our latest impairment test, the fair value of each of our reporting units exceeded its carrying amount. No events have occurred that indicate there is an impairment in our goodwill as of December 31, 2009.

For our 2009 impairment test, we incorporated new accounting guidance, which required us to consider three valuation approaches (market, income and cost) to determine the fair value of each reporting unit. We utilized the market and income approaches and based our assumptions and inputs on market participant data, rather than our own data. For the income approach, we estimated the present value of expected cash flows to determine the fair value of each reporting unit. We utilized estimated future cash flows, probabilities as to occurrence of these cash flows, a risk-free rate of interest, and a risk premium for uncertainty in the cash flows. We weighted the results of the market and income approaches to determine the calculated fair value of each reporting unit. Prior to 2009, we used the expected cash flow approach with assumptions and inputs based on our own internal data to determine the fair value of each reporting unit. In all years, we utilized our budgets and projection of future operations based on historical and expected industry trends to estimate our future cash flows and their probability of occurring as projected.

Other-than-temporary Impairments in Investments

A security has an impairment loss when its fair value is less than its cost or amortized cost at the balance sheet date. The gross unrealized losses in our available for sale fixed income securities was $18.9 million at December 31, 2009 (0.4% of aggregate fair value of total available for sale fixed income securities) compared to $91.3 million (2.2% of aggregate fair value) at December 31, 2008. We evaluate the securities in our fixed income securities portfolio for possible other-than-temporary impairment losses at each quarter end.

Prior to April 1, 2009, we assessed our ability and intent to hold an impaired security for a period of time sufficient to allow full recovery or until maturity. If we could not assert this condition, we recorded the difference between fair value and amortized cost as an other-than-temporary impairment loss through earnings in that period. Based on this criteria, we recorded other-than-temporary impairment losses of $3.1 million in the first quarter of 2009, $11.1 million in 2008 and none in 2007. Our quarterly reviews covered all impaired securities where the loss exceeded $0.5 million and the loss either exceeded 10% of cost or the security had been in a loss position for longer than 12 consecutive months.

As of April 1, 2009, we adopted a new accounting standard, which specifies new criteria for identification and recognition of other-than-temporary impairment losses. This standard requires us to determine, for each impaired fixed income security, that: 1) we do not intend to sell the security and 2) it is more likely than not that we will not be required to sell the security before recovery of its amortized cost basis. If we cannot assert these conditions, we record the impairment as an other-than-temporary loss through earnings in the current period. For all other impaired securities, the impairment is considered an other-than-temporary loss if the net present value of the cash flows expected to be collected from the security is less than its amortized cost basis. Such a shortfall in cash flows is referred to as a "credit loss." For any such security, we separate the impairment loss into: 1) the credit loss and 2) the amount related to all other factors, such as interest rate changes, market conditions, etc. (the "non-credit" loss). The credit loss is charged to current period earnings and the non-credit loss is charged to other comprehensive income, within shareholders' equity, on an after-tax basis.

To adopt the new accounting standard, we reviewed all securities with a previous other-than-temporary impairment loss that we still held at April 1, 2009. For each, we determined the credit and non-credit component as of the adoption date. We calculated the net present value of each security by discounting our best estimate of projected future cash flows at the effective interest rate implicit in the security prior to impairment. For our mortgage-backed securities, the estimated cash flows included prepayment assumptions and other assumptions regarding the underlying collateral including default rates, recoveries and changes in value. We recorded a cumulative adjustment of $4.3 million after-tax to reclassify the non-credit portion of the loss from retained earnings to accumulated other comprehensive income as of the adoption date.

Since April 1, 2009, we have reviewed our impaired securities at each quarter end and assessed whether we have any other-than-temporary impairment losses, based on all relevant facts and circumstances for each

impaired security. To assist us in our evaluation, our outside investment advisor also performs detailed credit evaluations of all of our fixed income securities on an ongoing basis. Our quarterly reviews have covered all impaired securities where the loss exceeded $0.5 million and the loss either exceeded 10% of cost or the security had been in a loss position for longer than twelve consecutive months. Our reviews considered various factors including:

- amount by which the security's fair value is less than its cost,
- length of time the security has been impaired,
- whether we intend to sell the security,
- if it is more likely than not that we will have to sell the security before recovery of its amortized cost basis,
- whether the impairment is due to an issuer-specific event,
- the security's credit rating and any recent downgrades, and
- stress testing of expected cash flows for mortgage-backed and asset-backed securities under various scenarios.

The new accounting standard also changed the earnings recognition criteria for other-than-temporary impairment losses. We now recognize an other-than-temporary impairment loss in earnings in the period we determine: 1) we intend to sell the security, 2) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis, or 3) the security has a credit loss. Any non-credit portion of the other-than-temporary impairment loss is recognized in shareholders' equity. In 2009, we recognized $6.4 million of pretax other-than-temporary impairment losses, of which $5.4 million were recorded in earnings and $1.0 million were recorded in shareholders' equity. At December 31, 2009, we had $5.0 million of after-tax other-than-temporary impairments, primarily related to mortgage-backed and asset-backed securities, included in shareholders' equity.

Accounting Guidance Adopted in 2009

See Note 1 of the Consolidated Financial Statements for additional information about new accounting guidance that we adopted in 2009 in the following areas: 1) codification, 2) convertible debt, 3) fair value measurements, 4) earnings per share, 5) business combinations, 6) consolidation and 7) derivatives.

Recent Accounting Guidance

A new accounting standard, originally issued as SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*, was issued in June 2009. The guidance, which will be incorporated into Accounting Standards Codification Topic 810, *Consolidation*, changes various aspects of accounting for and disclosures of interests in variable interest entities. We will adopt the guidance effective January 1, 2010. Our adoption of this guidance will not have a material impact on our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our principal assets and liabilities are financial instruments that are subject to the market risk of potential losses from adverse changes in market rates and prices. Our primary market risk exposures are interest rate risk on fixed income securities and variable rate debt and on foreign currency exchange rate risk.

Interest Rate Risk

During 2008, there was significant volatility and disruption in the financial and credit markets. A number of large financial institutions failed, were supported by the United States government or were merged into other companies. The market disruption resulted in a lack of liquidity in the credit market for many other

companies and a widening of credit spreads. The markets improved in 2009 and the net pretax unrealized gain on our fixed income securities increased $141.7 million compared to a $10.4 million decrease in 2008.

Caution should be used in evaluating overall market risk utilizing the information below. Actual results could differ materially from estimates below for a variety of reasons, including: 1) amounts and balances on which the estimates are based are likely to change over time, 2) assumptions used in the models may prove to be inaccurate, 3) market changes could be different from market changes assumed below and 4) not all factors and balances are taken into account.

To manage the exposures of our investment risks, we generally invest in investment grade securities with characteristics of duration and liquidity to reflect the underlying characteristics of the insurance liabilities of our insurance companies. We have not used derivatives to manage any of our investment-related market risks. The value of our portfolio of fixed income securities is inversely correlated to changes in the market interest rates. In addition, some of our fixed income securities have call or prepayment options. This could subject us to reinvestment risk should interest rates fall or issuers call their securities and we reinvest the proceeds at lower interest rates. We attempt to mitigate this risk by investing in securities with varied maturity dates, so that only a portion of the portfolio will mature at any point in time.

The fair value of our fixed income securities was $4.6 billion at December 31, 2009 and $4.3 billion at December 31, 2008. If market interest rates were to change 1%, the fair value of our fixed income securities would have changed approximately $230.0 million before tax at December 31, 2009. This compares to a change in fair value of approximately $200.0 million before tax at December 31, 2008 for the same 1% change in market interest rates. The change in fair value was determined using duration modeling assuming no prepayments.

Our $575.0 million Revolving Loan Facility is subject to variable interest rates. At December 31, 2009, there were no outstanding borrowings on the facility. Our 6.30% Senior Notes are not subject to interest rate changes.

Foreign Exchange Risk

The table below shows the net amounts of significant foreign currency balances for subsidiaries with a U.S. dollar functional currency at December 31, 2009 and 2008 converted to U.S. dollars. It also shows the expected dollar change in fair value (in thousands) that would occur if exchange rates changed 10% from exchange rates in effect at those times.

	December 31,			
	2009		2008	
	U.S. Dollar Equivalent	Hypothetical 10% Change in Fair Value	U.S. Dollar Equivalent	Hypothetical 10% Change in Fair Value
British pound sterling	$8,385	$839	$13,074	$1,307
Euro	2,626	263	649	65

See Foreign Exchange Rate Fluctuations section contained in Item 7, Management's Discussion and Analysis, and Note 1 in the Notes to Consolidated Financial Statements for additional information.

Item 8. *Financial Statements and Supplementary Data*

The financial statements and financial statement schedules listed in the accompanying Index to Consolidated Financial Statements and Schedules are filed as part of this Report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Act)) that are designed to ensure that required information is recorded, processed, summarized and reported within the required timeframe, as specified in rules set forth by the Securities and Exchange Commission. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed is accumulated and communicated to management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosures.

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2009.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (generally accepted accounting principles). Internal control over financial reporting includes those policies and procedures that: 1) pertain to the maintenance of our records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets, 2) provide reasonable assurance that we have recorded transactions as necessary to permit us to prepare consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management, including our CEO and CFO, conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on criteria established in the *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on the results of this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009 and that the consolidated financial statements included in this Report present fairly, in all material respects, our financial position, results of operations and cash flows for the years presented in accordance with generally accepted accounting principles.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8 of this Report.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of 2009, there were no changes in our internal control of financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

We have disclosed all information required to be disclosed in a current report on Form 8-K during the fourth quarter of 2009 in previously filed reports on Form 8-K.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics which applies to all employees, officers and directors of our company. The complete text of our Code of Business Conduct and Code of Ethics is available on our website at www.hcc.com and will be provided to any person free of charge upon request made to: HCC Insurance Holdings, Inc., Investor Relations Department, 13403 Northwest Freeway, Houston, Texas 77040. Any amendments to, or waivers of, the Code of Business Conduct and Ethics which apply to the Chief Executive Officer and the Senior Financial Officers will be disclosed on our website.

For information regarding our Directors, Executive Officers and Corporate Governance, reference is made to our definitive proxy statement for our Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2009 and which is incorporated herein by reference.

Item 11. *Executive Compensation*

For information regarding Executive Compensation, reference is made to our definitive proxy statement for our Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2009 and which is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

For information regarding Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, reference is made to our definitive proxy statement for our Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2009 and which is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

For information regarding Certain Relationships and Related Transactions, and Director Independence, reference is made to our definitive proxy statement for our Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2009 and which is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

For information regarding Principal Accountant Fees and Services, reference is made to our definitive proxy statement for our Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2009 and which is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) *Financial Statement Schedules*

The financial statements and financial statement schedules listed in the accompanying Index to Consolidated Financial Statements and Schedules are filed as part of this Report.

(b) *Exhibits*

The exhibits listed on the accompanying Index to Exhibits are filed as part of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HCC INSURANCE HOLDINGS, INC.
(Registrant)

Dated: March 1, 2010

By: /s/ JOHN N. MOLBECK, JR.
(John N. Molbeck, Jr.)
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ JOHN N. MOLBECK, JR. (John N. Molbeck, Jr.)	Director, President and Chief Executive Officer (Principal Executive Officer)	March 1, 2010
/s/ JUDY C. BOZEMAN* (Judy C. Bozeman)	Director	March 1, 2010
/s/ FRANK J. BRAMANTI* (Frank J. Bramanti)	Director	March 1, 2010
/s/ WALTER M. DUER* (Walter M. Duer)	Director	March 1, 2010
/s/ JAMES C. FLAGG, PH.D.* (James C. Flagg, Ph.D.)	Director	March 1, 2010
/s/ THOMAS M. HAMILTON* (Thomas M. Hamilton)	Director	March 1, 2010
/s/ JAMES E. OESTERREICHER* (James E. Oesterreicher)	Director	March 1, 2010
/s/ ROBERT A. ROSHOLT* (Robert A. Rosholt)	Director	March 1, 2010
/s/ CHRISTOPHER J. B. WILLIAMS* (Christopher J. B. Williams)	Director and Chairman of the Board	March 1, 2010
/s/ SCOTT W. WISE* (Scott W. Wise)	Director	March 1, 2010
/s/ WILLIAM. T. WHAMOND (William T. Whamond)	Executive Vice President and Chief Financial Officer	March 1, 2010
/s/ PAMELA J. PENNY (Pamela J. Penny)	Executive Vice President and Chief Accounting Officer	March 1, 2010

*By: /s/ PAMELA J. PENNY
Pamela J. Penny
Attorney-in-fact

INDEX TO EXHIBITS

Items denoted by a letter are incorporated by reference to other documents previously filed with the Securities and Exchange Commission as set forth at the end of this index. Items not denoted by a letter are being filed herewith.

Exhibit Number	
(A)3.1	— Restated Certificate of Incorporation and Amendment of Certificate of Incorporation of HCC Insurance Holdings, Inc., filed with the Delaware Secretary of State on July 23, 1996 and May 21, 1998, respectively.
(B)3.2	— Amended and Restated Bylaws of HCC Insurance Holdings, Inc.
(C)4.1	— Specimen of Common Stock Certificate, $1.00 par value, of HCC Insurance Holdings, Inc.
(D)4.2	— Indenture dated August 23, 2001 between HCC Insurance Holdings, Inc. and First Union National Bank related to Debt Securities (Senior Debt).
(E)4.3	— Second Supplemental Indenture dated March 28, 2003 between HCC Insurance Holdings, Inc. and Wachovia Bank, National Association (as successor to First Union National Bank) related to 1.30% Convertible Notes Due 2023.
(F)4.4	— First Amendment to Second Supplemental Indenture dated December 22, 2004 between HCC Insurance Holdings, Inc. and Wachovia Bank, National Association related to 1.30% Convertible Notes Due 2023.
(G)4.5	— Form of Fourth Supplemental Indenture, dated as of November 16, 2009 between HCC Insurance Holdings, Inc. and U.S. Bank National Association related to the 6.300% Senior Notes due 2019.
(H)10.1	— Loan Agreement ($300,000,000 Revolving Loan Facility) dated as of April 4, 2007 among HCC Insurance Holdings, Inc.; Wells Fargo Bank, National Association; Citibank, N.A.; Wachovia Bank, National Association; Royal Bank of Scotland; Amegy Bank, National Association and The Bank of New York.
(I)10.2	— First Amendment to Loan Agreement dated as of October 23, 2007 by and among HCC Insurance Holdings, Inc. and Wells Fargo Bank, National Association; Citibank, N.A.; Wachovia Bank, National Association; Royal Bank of Scotland; Amegy Bank, National Association; The Bank of New York; Key Bank National Association; Bank of America, N.A.; and Deutsche Bank AG New York Branch.
(J)10.3	— $152,000,000 Standby Letter of Credit Facility dated November 24, 2009 by and between HCC Insurance Holdings, Inc. and the Royal Bank of Scotland plc and Barclays Bank plc.
(K)10.4	— HCC Insurance Holdings, Inc. 2008 Flexible Incentive Plan.
(L)10.5	— Form of Restricted Stock Award Agreement under the HCC Insurance Holdings, Inc. 2008 Flexible Incentive Plan.
(L)10.6	— Form of Nonqualified Stock Option Agreement under the HCC Insurance Holdings, Inc. 2008 Flexible Incentive Plan.
(L)10.7	— Form of Restricted Stock Unit Award Agreement under the HCC Insurance Holdings, Inc. 2008 Flexible Incentive Plan.
(M)10.8	— HCC Insurance Holdings, Inc. 2007 Incentive Compensation Plan.
(N)10.9	— Amended and Restated Employment Agreement effective January 1, 2007, between HCC Insurance Holdings, Inc. and Frank J. Bramanti.
(O)10.10	— Separation Agreement between Frank J. Bramanti and HCC Insurance Holdings, Inc., effective May 5, 2009.
(P)10.11	— Employment Agreement effective March 1, 2007, between HCC Insurance Holdings, Inc. and John N. Molbeck, Jr.
(Q)10.12	— Employment Agreement between John N. Molbeck, Jr. and HCC Insurance Holdings, Inc., effective May 5, 2009.
(P)10.13	— Employment Agreement effective March 1, 2007, between HCC Insurance Holdings, Inc. and Craig J. Kelbel.
(Q)10.14	— First Amendment to Employment Agreement of Craig J. Kelbel effective as of September 1, 2009.

Exhibit Number	
[P]10.15	— Employment Agreement effective June 1, 2007, between HCC Insurance Holdings, Inc. and Michael J. Schell.
[N]10.16	— First Amendment to Employment Agreement effective December 31, 2008, between HCC Insurance Holdings, Inc. and Michael J. Schell.
[P]10.17	— Employment Agreement effective March 1, 2007, between HCC Insurance Holdings, Inc. and Edward H. Ellis, Jr.
[R]10.18	— Consulting Agreement effective as of January 1, 2010 by and between HCCS Corporation dba HCC Service Company and Edward H. Ellis, Jr.
[S]10.19	— Amended and Restated Employment Agreement effective September 1, 2008, between HCC Insurance Holdings, Inc. and Cory L. Moulton.
[R]10.20	— Amended and Restated Employment Agreement dated effective as of November 30, 2009, by and between HCC Insurance Holdings, Inc. and Cory L. Moulton.
[T]10.21	— Employment Agreement between William T. Whamond and HCC Insurance Holdings, Inc., effective May 1, 2009.
[U]10.22	— Service Agreement effective as of January 1, 2006, between HCC Service Company Limited (UK) Branch and Barry J. Cook.
[V]10.23	— HCC Insurance Holdings, Inc. Nonqualified Deferred Compensation Plan for Frank J. Bramanti.
[V]10.24	— HCC Insurance Holdings, Inc. Nonqualified Deferred Compensation Plan for John N. Molbeck, Jr.
[W]10.25	— HCC Insurance Holdings, Inc. Nonqualified Deferred Compensation Plan for John N. Molbeck, Jr., effective May 5, 2009.
[W]10.26	— Form of Amendment to Non-Employee Director Stock Option Agreement dated effective as of May 21, 2009.
[W]10.27	— Amendment to Stock Option Agreements dated effective as of May 20, 2009, by and between HCC Insurance Holdings, Inc. and Frank J. Bramanti.
10.28	— Form of Restricted Stock Award Agreement under the HCC Insurance Holdings, Inc. 2008 Flexible Incentive Plan (service shares).
10.29	— Form of Restricted Stock Award Agreement under the HCC Insurance Holdings, Inc. 2008 Flexible Incentive Plan (performance shares).
10.30	— Form of Restricted Stock Award Agreement (US) under the HCC Insurance Holdings, Inc. 2008 Flexible Incentive Plan.
10.31	— Form of Restricted Stock Unit Award Agreement under the HCC Insurance Holdings, Inc. 2008 Flexible Incentive Plan.
12	— Statement Regarding Computation of Ratios.
21	— Subsidiaries of HCC Insurance Holdings, Inc.
23	— Consent of Independent Registered Public Accounting Firm — PricewaterhouseCoopers LLP dated March 1, 2010.
24	— Powers of Attorney.
31.1	Certification by Chief Executive Officer.
31.2	Certification by Chief Financial Officer.
32.1	Certification with respect to Annual Report of HCC Insurance Holdings, Inc.

(A) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Registration Statement on Form S-8 (Registration No. 333-61687) filed August 17, 1998.

(B) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K dated March 30, 2008.

(C) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Registration Statement on Form S-1 (Registration No. 33-48737) filed October 27, 1992.

(D) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K dated August 19, 2001.

(E) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K dated March 25, 2003.

(F) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K dated December 22, 2004.

(G) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K dated November 10, 2009.

(H) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K dated April 4, 2007.

(I) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K dated October 24, 2007.

(J) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K November 24, 2009.

(K) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Registration Statement on Form S-8 (Registration No. 33-152897) filed August 8, 2008.

(L) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 10-Q for the Quarter Ended September 30, 2008.

(M) Incorporated by reference to the Appendix of HCC Insurance Holdings, Inc.'s Definitive Proxy Statement for the May 10, 2007 Annual Meeting of Shareholders filed April 13, 2007.

(N) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K dated December 19, 2008.

(O) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K dated May 5, 2009.

(P) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K dated August 10, 2007.

(Q) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K dated August 25, 2009.

(R) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K dated November 18, 2009.

(S) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 10-K for the Year Ended December 31, 2008.

(T) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K dated April 27, 2009.

(U) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 10-Q for the Quarter Ended March 31, 2007.

(V) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K dated August 30, 2007.

(W) Incorporated by reference to the Exhibits to HCC Insurance Holdings, Inc.'s Form 8-K dated May 20, 2009.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Schedules:

Schedules other than those listed above have been omitted because they are either not required, not applicable, or the required information is shown in the Consolidated Financial Statements and Notes thereto or other Schedules.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
HCC Insurance Holdings, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of HCC Insurance Holdings, Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for other-than-temporary impairments and certain convertible debt instruments in 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Houston, TX
February 26, 2010

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2009	December 31, 2008
ASSETS		
Investments:		
Fixed income securities — available for sale, at fair value (amortized cost: 2009 — $4,381,762; 2008 — $4,118,539)	$4,538,073	$4,133,165
Fixed income securities — held to maturity, at amortized cost (fair value: 2009 — $104,008; 2008 — $125,561)	102,792	123,553
Short-term investments, at cost, which approximates fair value	810,673	497,477
Other investments	4,691	50,088
Total investments	5,456,229	4,804,283
Cash	129,460	27,347
Restricted cash and cash investments	146,133	174,905
Premium, claims and other receivables	600,332	770,823
Reinsurance recoverables	1,016,411	1,054,950
Ceded unearned premium	270,436	234,375
Ceded life and annuity benefits	61,313	64,235
Deferred policy acquisition costs	208,463	188,652
Goodwill	822,006	858,849
Other assets	123,608	153,581
Total assets	$8,834,391	$8,332,000
LIABILITIES		
Loss and loss adjustment expense payable	$3,492,309	$3,415,230
Life and annuity policy benefits	61,313	64,235
Reinsurance balances payable	182,661	122,189
Unearned premium	1,044,747	977,426
Deferred ceding commissions	71,595	63,123
Premium and claims payable	154,596	405,287
Notes payable	298,483	343,649
Accounts payable and accrued liabilities	497,504	300,838
Total liabilities	5,803,208	5,691,977
SHAREHOLDERS' EQUITY		
Common stock, $1.00 par value; 250,000 shares authorized (shares issued: 2009 — 118,724 and 2008 — 116,457; outstanding: 2009 — 114,051 and 2008 — 113,444)	118,724	116,457
Additional paid-in capital	914,339	881,534
Retained earnings	1,977,254	1,677,831
Accumulated other comprehensive income	119,665	27,536
Treasury stock, at cost (shares: 2009 — 4,673 and 2008 — 3,013)	(98,799)	(63,335)
Total shareholders' equity	3,031,183	2,640,023
Total liabilities and shareholders' equity	$8,834,391	$8,332,000

See Notes to Consolidated Financial Statements.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share data)

	Years Ended December 31,		
	2009	2008	2007
REVENUE			
Net earned premium	$2,037,235	$2,007,774	$1,985,086
Fee and commission income	103,690	125,201	140,092
Net investment income	191,965	164,751	206,462
Other operating income	34,391	9,638	43,545
Net realized investment gain (loss)	12,076	(16,808)	13,188
Other-than-temporary impairment loss:			
Total loss	(6,443)	(11,133)	—
Portion recognized in other comprehensive income	1,014	—	—
Net loss recognized in earnings	(5,429)	(11,133)	—
Total revenue	2,373,928	2,279,423	2,388,373
EXPENSE			
Loss and loss adjustment expense, net	1,215,759	1,211,873	1,183,947
Policy acquisition costs, net	363,966	381,441	366,610
Other operating expense	259,488	233,509	241,642
Interest expense	16,164	20,362	16,270
Total expense	1,855,377	1,847,185	1,808,469
Earnings before income tax expense	518,551	432,238	579,904
Income tax expense	164,683	130,118	188,351
Net earnings	$ 353,868	$ 302,120	$ 391,553
Earnings per common share:			
Basic	$ 3.14	$ 2.63	$ 3.47
Diluted	$ 3.11	$ 2.61	$ 3.35

See Notes to Consolidated Financial Statements.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Years Ended December 31,		
	2009	2008	2007
Net earnings	$353,868	$302,120	$391,553
Other comprehensive income (loss):			
Investment gains (losses):			
Investment gains (losses) during year	147,166	(37,290)	41,880
Income tax charge (benefit)	53,909	(14,985)	14,416
Investment gains (losses), net of tax	93,257	(22,305)	27,464
Less reclassification adjustments for:			
Gains (losses) included in net earnings	5,483	(19,828)	37,461
Income tax charge (benefit)	1,920	(6,940)	13,111
Gains (losses) included in net earnings, net of tax	3,563	(12,888)	24,350
Net investment gains (losses)	89,694	(9,417)	3,114
Cash flow hedge gain (loss)	8,031	(5,543)	(2,488)
Income tax charge (benefit)	2,811	(1,940)	(871)
Cash flow hedge gain (loss), net of tax	5,220	(3,603)	(1,617)
Foreign currency translation adjustment	5,190	(10,425)	13,276
Income tax charge (benefit)	3,674	(3,099)	863
Foreign currency translation adjustment, net of tax	1,516	(7,326)	12,413
Other comprehensive income (loss)	96,430	(20,346)	13,910
Comprehensive income	$450,298	$281,774	$405,463

See Notes to Consolidated Financial Statements.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2009, 2008 and 2007
(in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 2006	$111,731	$817,880	$1,086,426	$ 33,972	$ —	$2,050,009
Cumulative effect of accounting change (uncertain tax positions)	—	—	(678)	—	—	(678)
Net earnings	—	—	391,553	—	—	391,553
Other comprehensive income	—	—	—	13,910	—	13,910
Issuance of 1,101 shares for exercise of options, including tax effect	1,101	23,432	—	—	—	24,533
Issuance of 2,215 shares for debt conversion	2,215	(2,215)	—	—	—	—
Stock-based compensation	22	11,989	—	—	—	12,011
Cash dividends declared, $0.42 per share	—	—	(47,643)	—	—	(47,643)
Balance at December 31, 2007	115,069	851,086	1,429,658	47,882	—	2,443,695
Net earnings	—	—	302,120	—	—	302,120
Other comprehensive loss	—	—	—	(20,346)	—	(20,346)
Issuance of 1,011 shares for exercise of options, including tax effect	1,011	17,187	—	—	—	18,198
Purchase of 3,013 common shares	—	—	—	—	(63,335)	(63,335)
Stock-based compensation	377	13,261	—	—	—	13,638
Cash dividends declared, $0.47 per share	—	—	(53,947)	—	—	(53,947)
Balance at December 31, 2008	116,457	881,534	1,677,831	27,536	(63,335)	2,640,023
Cumulative effect of accounting change (other-than-temporary impairments in investments)	—	—	4,301	(4,301)	—	—
Net earnings	—	—	353,868	—	—	353,868
Other comprehensive income	—	—	—	96,430	—	96,430
Issuance of 993 shares for exercise of options, including tax effect	993	18,205	—	—	—	19,198
Purchase of 1,660 common shares	—	—	—	—	(35,464)	(35,464)
Issuance of 1,040 shares for debt conversion	1,040	(1,040)	—	—	—	—
Stock-based compensation	234	15,640	—	—	—	15,874
Cash dividends declared, $0.52 per share	—	—	(58,746)	—	—	(58,746)
Balance at December 31, 2009	$118,724	$914,339	$1,977,254	$119,665	$(98,799)	$3,031,183

See Notes to Consolidated Financial Statements.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2009	2008	2007
Operating activities:			
Net earnings	$ 353,868	$ 302,120	$ 391,553
Adjustments to reconcile net earnings to cash provided by operating activities:			
Change in premium, claims and other receivables	23,432	46,985	97,304
Change in reinsurance recoverables	42,521	(98,354)	213,353
Change in ceded unearned premium	(34,107)	10,309	(18,436)
Change in loss and loss adjustment expense payable	22,439	188,264	129,203
Change in reinsurance balances payable	60,057	(8,014)	7,002
Change in unearned premium	48,366	33,526	21,498
Change in premium and claims payable, net of restricted cash	(98,675)	(80,219)	(164,977)
Change in accounts payable and accrued liabilities	96,040	(53,079)	38,351
Change in trading securities	—	49,091	9,362
Stock-based compensation expense	15,628	13,638	12,011
Depreciation and amortization expense	16,221	14,308	15,982
(Gain) loss on investments	(3,518)	49,549	(58,736)
Other, net	40,525	37,844	32,966
Cash provided by operating activities	582,797	505,968	726,436
Investing activities:			
Sales of available for sale fixed income securities	551,760	583,211	438,057
Maturity or call of available for sale fixed income securities	347,794	323,998	302,876
Maturity or call of held to maturity fixed income securities	86,364	—	—
Cost of available for sale fixed income securities acquired	(1,159,796)	(1,527,664)	(1,377,205)
Cost of held to maturity fixed income securities acquired	(59,754)	(44,592)	—
Cost of other investments acquired	—	(36,751)	(545)
Change in short-term investments	(297,016)	294,248	(72,279)
Proceeds from sales of strategic and other investments	114,940	77,097	46,612
Payments for purchase of businesses, net of cash received	(38,018)	(103,153)	(65,112)
Proceeds from sales of assets of business and subsidiary	50,557	—	—
Other, net	(16,581)	(7,996)	(9,741)
Cash used by investing activities	(419,750)	(441,602)	(737,337)
Financing activities:			
Issuance of notes payable	296,096	—	—
Advances on line of credit	130,000	181,000	232,000
Payments on line of credit and convertible notes	(410,242)	(161,000)	(205,763)
Sale of common stock	19,198	18,198	24,533
Purchase of common stock	(35,464)	(63,335)	—
Dividends paid	(57,437)	(52,453)	(46,158)
Other, net	(3,085)	1,436	(2,866)
Cash provided (used) by financing activities	(60,934)	(76,154)	1,746
Net increase (decrease) in cash	102,113	(11,788)	(9,155)
Cash at beginning of year	27,347	39,135	48,290
Cash at end of year	$ 129,460	$ 27,347	$ 39,135

See Notes to Consolidated Financial Statements

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tables in thousands, except per share data)

(1) General Information and Significant Accounting and Reporting Policies

HCC Insurance Holdings, Inc. and its subsidiaries (collectively, we, us or our) include domestic and foreign property and casualty and life insurance companies and underwriting agencies. We provide specialized property and casualty, surety, and group life, accident and health insurance coverages and related agency services to commercial customers and individuals. We market our products both directly to customers and through a network of independent brokers, producers, agents and third party administrators. Our lines of business include diversified financial products (which includes directors' and officers' liability, errors and omissions liability (known as professional indemnity outside the U.S.), employment practices liability, surety, credit, and fidelity coverages); group life, accident and health (which includes medical stop-loss, short-term medical, occupational accident, and other coverages); aviation; our London market account (which includes energy, property, marine, and accident and health coverages); and other specialty lines of insurance (which includes public entity, U.K. liability, event cancellation, contingency, and other coverages). We operate primarily in the United States, the United Kingdom, Spain and Ireland, although some of our operations have a broader international scope.

Our principal domestic insurance companies are Houston Casualty Company and U.S. Specialty Insurance Company, HCC Life Insurance Company, Avemco Insurance Company, American Contractors Indemnity Company and United States Surety Company. These companies operate throughout the United States with headquarters in Houston, Texas; Atlanta, Georgia; Frederick, Maryland; Los Angeles, California; and Timonium, Maryland, respectively. All of our principal domestic insurance companies operate on an admitted basis, except Houston Casualty Company, which also insures international risks. Our foreign insurance companies are HCC International Insurance Company, HCC Europe, HCC Reinsurance Company and the London branch of Houston Casualty Company. These companies operate principally from the United Kingdom and Spain. We also participate in two Lloyd's of London syndicates, Syndicate 4040 and Syndicate 4141, which operate in London, England.

Our underwriting agencies provide underwriting management and claims servicing for insurance and reinsurance companies in specialized lines of business within the property and casualty and group life, accident and health insurance sectors. Our principal domestic agencies are Professional Indemnity Agency, HCC Global Financial Products, HCC Specialty Underwriters, HCC Indemnity Guaranty Agency, HCC Medical Insurance Services, LLC, RA&MCO Insurance Services and G.B. Kenrick & Associates. Our agencies operate throughout the United States. Our principal foreign agencies are HCC Global Financial Products, with headquarters in Barcelona, Spain, and HCC Underwriting Agency, Ltd. (UK), which manages our syndicates and operates in London, England.

Basis of Presentation

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (generally accepted accounting principles or GAAP) and include the accounts of HCC Insurance Holdings, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Management must make estimates and assumptions that affect amounts reported in our consolidated financial statements and in disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

We have reclassified certain amounts in our 2008 and 2007 consolidated financial statements to conform to the 2009 presentation. None of our reclassifications had an effect on our consolidated net earnings, shareholders' equity or cash flows.

Net Earned Premium, Policy Acquisition Costs and Ceding Commissions

Substantially all of the property and casualty, surety, and accident and health policies written by our insurance companies qualify as short-duration contracts. We recognize in current earned income the portion of the premium that provides insurance protection in the period. For the majority of our insurance policies, we recognize premium, net of reinsurance, on a pro rata basis over the term of the related contract. For certain directors' and officers' liability tail policies, surety bonds and energy construction contracts, we recognize premium, net of reinsurance, over the period of risk in proportion to the amount of insurance protection provided. Unearned premium represents the portion of premium written that relates to the unexpired period of protection. Premium for commercial title insurance and group life policies is recognized in earnings when the premium is due. When the limit under a specific excess of loss reinsurance layer has been exhausted, we effectively expense the remaining premium for that limit and defer and amortize the reinstatement premium over the remaining period of risk.

We defer our direct costs to underwrite insurance policies, less amounts reimbursed by reinsurers, and charge or credit the costs to earnings proportionate with the premium earned. These policy acquisition costs include underwriters' salaries, bonuses, commissions, premium taxes, fees, and other direct underwriting costs. Historical and current loss adjustment expense experience and anticipated investment income are considered in determining premium deficiencies and the recoverability of deferred policy acquisition costs.

Fee and Commission Income

Fee and commission income in our consolidated statements of earnings includes fee income from our underwriting agencies, commission income from our former brokers and proceeds from ceded reinsurance (ceding commissions in excess of acquisition costs). When there is no significant future servicing obligation, we recognize fee and commission income from third parties on the later of the effective date of the policy, the date when the premium can be reasonably established, or the date when substantially all services related to the insurance placement have been rendered to the client. We record revenue from profit commissions based on the profitability of business written, calculated using the respective commission formula and actual underwriting results through the date of calculation. Such amounts are adjusted if and when experience changes. When additional services are required, the service revenue is deferred and recognized over the service period. We record an allowance for estimated return commissions that we may be required to pay on the early termination of policies. Proceeds from ceded reinsurance are earned pro rata over the term of the underlying policy.

When our underwriting agencies utilize one of our insurance company subsidiaries as the policy issuing company, we eliminate in consolidation the fee and commission income against the related insurance company's policy acquisition costs and defer the policy acquisition costs of the underwriting agencies.

Premium, Claims and Other Receivables

We use the gross method for reporting receivables and payables on brokered transactions. We review the collectibility of our receivables on a current basis and provide an allowance for doubtful accounts if we deem that there are accounts that are doubtful of collection. The allowance was $4.3 million and $5.4 million at December 31, 2009 and 2008, respectively. Our estimate of the level of the allowance could change as conditions change in the future.

Loss and Loss Adjustment Expense Payable

Loss and loss adjustment expense payable by our insurance companies is based on estimates of payments to be made for reported losses, incurred but not reported losses, and anticipated receipts from salvage and subrogation. Reserves are recorded on an undiscounted basis, except for reserves of acquired companies. The

discount on those reserves is not material. Estimates for reported losses are based on all available information, including reports received from ceding companies on assumed business. Estimates for incurred but not reported losses are based both on our experience and the industry's experience. While we believe that amounts included in our consolidated financial statements are adequate, such estimates may be more or less than the amounts ultimately paid when the claims are settled. We continually review the estimates with our actuaries, and any changes are reflected in loss and loss adjustment expense in the period of the change.

Reinsurance

We record all reinsurance recoverables and ceded unearned premium as assets, and deferred ceding commissions as liabilities. All such amounts are recorded in a manner consistent with the underlying reinsured contracts. We record a reserve for uncollectible reinsurance based on our assessment of reinsurers' credit worthiness, reinsurance contract terms and collectibility. Information utilized to calculate the reserve is subject to change, which could affect the level of the reserve in the future.

One assumed residential mortgage guaranty reinsurance contract, which we determined did not transfer significant underwriting risk, was accounted for using the deposit method of accounting since inception in 2008. We commuted this reinsurance contract in 2009. We recorded all consideration received under the contract, prior to the commutation, as a deposit liability, rather than as net earned premium. We reported income from this contract as other operating income in our consolidated statements of earnings.

Cash and Short-term Investments

Cash consists of cash in banks, generally in operating accounts. Short-term investments, including certificates of deposit and money-market funds, are classified as investments in our consolidated balance sheets as they relate principally to our investment activities. We generally maintain our cash deposits in major banks and invest our short-term funds in institutional money-market funds and short-term financial instruments. These securities typically mature within ninety days and, therefore, bear minimal risk.

Certain fiduciary funds totaling $284.2 million and $271.9 million were included in short-term investments and fixed income securities at December 31, 2009 and 2008, respectively. These funds are held for the benefit of our clients. We earn interest, net of expenses, on these funds.

Restricted Cash and Cash Investments

Our agencies hold funds of unaffiliated parties for the payment of claims and our surety businesses hold funds as collateral for potential claims. These funds are shown as restricted cash and cash investments in our consolidated balance sheets. The corresponding liability is included within either premium and claims payable or accounts payable and accrued expenses in our consolidated balance sheets. These amounts are considered fiduciary funds, and interest earned on these funds accrues to the benefit of the parties from whom the funds were withheld. Therefore, we do not include these amounts as cash in our consolidated statements of cash flows.

Investments

Substantially all of our fixed income securities are classified as available for sale and reported at fair value. In determining fair value, we apply the market approach, which uses quoted prices or other relevant data based on market transactions involving identical or comparable assets. The change in unrealized gain or loss on available for sale securities is recorded as a component of other comprehensive income, net of the related deferred income tax effect, within our consolidated shareholders' equity. For securities denominated in currencies other than the U.S. dollar, the foreign exchange gain/loss on available for sale securities is recorded

as a component of accumulated other comprehensive income until the related securities mature or are sold. We purchase the majority of our available for sale fixed income securities with the intent to hold them to maturity, but they may be sold prior to maturity if market conditions or credit-related risk warrant or if our investment policies dictate in order to maximize our investment yield.

Our available for sale fixed income portfolio includes asset-backed and mortgage-backed securities for which we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the estimated economic life is recalculated and the remaining unamortized premium or discount is amortized prospectively over the remaining economic life.

A small portion of our fixed income securities are classified as held to maturity and reported at amortized cost. This portfolio includes securities, denominated in currencies other than the functional currency of the subsidiary, for which we have the ability and intent to hold the securities to maturity or redemption. We hold these securities to hedge the foreign exchange risk associated with insurance claims and liabilities that we will pay in those currencies. Any foreign exchange gain/loss on these securities is recorded through income and substantially offsets any foreign exchange gain/loss on the related liabilities.

Short-term investments and restricted cash investments are carried at cost, which approximates fair value.

Other investments previously included alternative investments, which were accounted for using the equity method of accounting, and trading securities, which were carried at fair value. We completed the liquidation of our alternative investments in 2009 and our trading securities in 2008. The value of our alternative investments at December 31, 2008 was $46.0 million. Changes in carrying value are included in the consolidated statements of earnings within net investment income for other alternative investments and in other operating income for trading securities.

Realized investment gains or losses are determined on an average cost basis and included in earnings on the trade date.

Other-than-temporary Impairments

A security has an impairment loss when its fair value is less than its cost or amortized cost at the balance sheet date. We evaluate impaired securities in our fixed income securities portfolio for possible other-than-temporary impairment losses at each quarter end. Beginning April 1, 2009, we adopted a new accounting standard that specified new criteria for indentifying and recognizing an other-than-temporary impairment loss. Our current evaluation considers various factors including:

- amount by which the security's fair value is less than its cost,
- length of time the security has been impaired,
- whether we intend to sell the security,
- if it is more likely than not that we will have to sell the security before recovery of its amortized cost basis,
- whether the impairment is due to an issuer-specific event, credit issues or change in market interest rates,
- the security's credit rating and any recent downgrades, and
- stress testing of expected cash flows under various scenarios.

(tables in thousands, except per share data)

For each impaired fixed income security, we determine: 1) we do not intend to sell the security and 2) it is more likely than not that we will not be required to sell the security before recovery of its amortized cost basis. If we cannot assert these conditions, we record an other-than-temporary impairment loss through our consolidated statement of earnings in the current period. For all other impaired securities, we assess whether the net present value of the cash flows expected to be collected from the security is less than its amortized cost basis. Such a shortfall in cash flows is referred to as a "credit loss." For any such security, we separate the impairment loss into: 1) the credit loss and 2) the amount related to all other factors, such as interest rate changes, market conditions, etc. (the "non-credit" loss). We charge the credit loss to current period earnings and the non-credit loss to other comprehensive income, within shareholders' equity, on an after-tax basis. A security's cost basis is permanently reduced by the amount of a credit loss. We accrete income over the remaining life of the security based on the interest rate necessary to discount the expected future cash flows to the new basis. If the security is non-income producing, we apply any cash proceeds as a reduction of principal when received.

Prior to April 1, 2009, we assessed our ability and intent to hold an impaired security for a period of time sufficient to allow full recovery or until maturity. If we could not assert this condition, we recorded the difference between fair value and amortized cost as an other-than-temporary impairment loss through earnings in that period.

Derivative Financial Instruments

We have reinsured interests in two long-term mortgage impairment insurance contracts that are denominated in British pound sterling. The exposure with respect to these two contracts is measured based on movement in a specified United Kingdom housing index. These insurance contracts qualify as derivative financial instruments, are unhedged and are reported in other assets at fair value in our consolidated balance sheets. We determine fair value based on our estimate of the present value of expected future cash flows, modified to reflect specific contract terms. We record changes in fair value and any foreign exchange gain/loss on these contracts as a component of other operating income in our consolidated statements of earnings. During 2009, we collected $20.3 million of cash on these contracts. At December 31, 2009 and 2008, the fair value was $0.4 million (after reduction for the cash received) and $16.1 million, respectively.

We have two free standing interest rate swap agreements that we originally purchased to convert outstanding borrowings on our Revolving Loan Facility from a variable rate to a fixed rate through November 2010. We repaid our Revolving Loan Facility in 2009. These swap agreements are recorded at fair value and reported in accounts payable and accrued expenses. The change in fair value is recorded as a component of other operating expense in our consolidated statements of earnings.

From 2007 to 2009, we had interest rate swap agreements that converted outstanding borrowings on our Revolving Loan Facility from a variable rate to a fixed rate. These agreements qualified for hedge accounting treatment as cash flow hedges, with the change in fair value recorded through other comprehensive income, until their maturity in November 2009.

Strategic Investments and Other Operating Income

Prior to December 31, 2009, we had certain strategic investments in insurance-related companies recorded in other assets in the consolidated balance sheets. For any strategic investment in which we owned a 20% to 50% equity interest, the investment and income were recorded using the equity method of accounting. The related income was reported in other operating income in the consolidated statements of earnings. We recorded any interest, dividends on investments not accounted for by the equity method of accounting, and realized gains or losses in other operating income.

Goodwill and Intangible Assets

When we complete a business combination, goodwill is either allocated to the reporting unit in which the acquired business is included or, if there are synergies with our other businesses, allocated to the different reporting units based on their respective share of the estimated future cash flows. In our insurance company segment, the reporting units are either individual subsidiaries or groups of subsidiaries that share common licensing and other characteristics. In our agency segment, the reporting units are individual subsidiaries.

To determine the fair value of each reporting unit, we consider three valuation approaches (market, income and cost). Generally, we utilize the market and income approaches and base our assumptions and inputs on market participant data, rather than our own data. For the income approach, we estimate the present value of expected cash flows to determine the fair value of each reporting unit. We utilize estimated future cash flows, probabilities as to occurrence of these cash flows, a risk-free rate of interest, and a risk premium for uncertainty in the cash flows. We weight the results of the market and income approaches to determine the calculated fair value of each reporting unit. We utilize our budgets and projection of future operations based on historical and expected industry trends to estimate our future cash flows and their probability of occurring as projected.

An indicator of impairment of goodwill exists when the fair value of a reporting unit is less than its carrying amount. We assess our goodwill for impairment annually, or sooner if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We conducted our 2009 goodwill impairment test as of June 30, 2009, which is consistent with the time frame for our annual assessment in prior years. Based on our latest impairment test, the fair value of each of our reporting units exceeded its carrying amount. No events have occurred that indicate there is an impairment in our goodwill as of December 31, 2009.

Intangible assets not subject to amortization are tested for impairment annually, or sooner if an event occurs or circumstances change that indicate that an intangible asset might be impaired. Other intangible assets are amortized over their respective useful lives.

Foreign Currency

The functional currency of some of our foreign subsidiaries and branches is the U.S. dollar. Transactions in foreign currencies, principally the British pound sterling and the Euro, are translated at the rates of exchange in effect on the date the transaction occurs. Transaction gains and losses are recorded in earnings and included in other operating expense in the consolidated statements of earnings. Assets and liabilities recorded in foreign currencies are translated into U.S. dollars at exchange rates in effect at the balance sheet date.

For available for sale securities, unrealized gains and losses related to fluctuations in exchange rates are recorded as a component of other comprehensive income, net of the related deferred income tax effect, within shareholders' equity until the securities mature or are sold. Similar exchange rate fluctuations related to held to maturity securities are recorded through income.

We utilize the British pound sterling and the Euro as the functional currency in certain of our foreign operations. The cumulative translation adjustment, representing the effect of translating these subsidiaries' assets and liabilities into U.S. dollars, is included in the foreign currency translation adjustment, net of the related deferred income tax effect, within accumulated other comprehensive income in shareholders' equity.

The effect of exchange rate changes on cash balances held in foreign currencies was immaterial for all periods presented and is not shown separately in the consolidated statements of cash flows.

Income Taxes

We file a consolidated Federal income tax return and include the foreign subsidiaries' income to the extent required by law. Deferred income tax is accounted for using the liability method, which reflects the tax impact of temporary differences between the bases of assets and liabilities for financial reporting purposes and such bases as measured by tax laws and regulations. We provide a deferred tax liability for un-repatriated earnings of our foreign subsidiaries at prevailing statutory rates when required. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on our history of earnings, expectations for future earnings, taxable income in carryback years and the expected timing of the reversals of existing temporary differences. Due to our history of earnings, expectations for future earnings, and taxable income in carryback years, we expect to be able to fully realize the benefit of any net deferred tax asset on a consolidated basis.

In 2007, we adopted a new accounting standard related to uncertain tax positions and reduced beginning retained earnings by $0.7 million, primarily for potential interest on previously recorded tax liabilities related to uncertain tax positions. We maintain a liability for our uncertain tax positions where we determine it is not more likely than not the tax position will be sustained upon examination by the appropriate tax authority. Changes in the liability for our uncertain tax positions are reflected in income tax expense in the period when a new uncertain tax position arises, we change our judgment about the likelihood of uncertainty, the tax issue is settled, or the statute of limitations expires. We report any potential net interest income or expense and penalties related to changes in our uncertain tax positions in our consolidated statements of earnings as interest expense and other operating expense, respectively.

Stock-Based Compensation

For stock option awards, we use the Black-Scholes single option pricing model to determine the fair value of an option on its grant date and expense that value on a straight-line basis over the option's vesting period. For grants of restricted stock and restricted stock units, we measure fair value based on our closing stock price on the grant date and expense that value on a straight-line basis over the award's vesting period. For grants of unrestricted common stock, we measure fair value based on our closing stock price on the grant date and expense that value on the grant date.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings attributable to common stock by the weighted-average common shares outstanding during the year. Diluted earnings per share is computed by dividing net earnings attributable to common stock by the weighted-average common shares outstanding plus the weighted-average potential common shares outstanding during the year. Outstanding common stock options, when dilutive, are included in the weighted-average potential common shares outstanding. Also included are common shares that would be issued for any premium in excess of the principal amount of our convertible debt. We use the treasury stock method to calculate the dilutive effect of potential common shares outstanding. We treat unvested restricted stock and unvested restricted stock units that contain non-forfeitable rights to dividends or dividend-equivalents as participating securities and include them in the earnings allocation in calculating earnings per share under the two-class method.

(tables in thousands, except per share data)

Accounting Guidance Adopted in 2009

Codification

In 2009, the Accounting Standards Codification (ASC or the Codification) issued by the Financial Accounting Standards Board (FASB) became the single authoritative source of U.S. GAAP. Rules and interpretive releases issued by the Securities and Exchange Commission (SEC) are the only other source of U.S. GAAP for SEC registrants. Although the Codification renames and renumbers all previous accounting literature, it does not change current U.S. GAAP. Our accounting policies were not affected by our adoption and usage of the Codification.

Convertible Debt

A new accounting standard, originally issued as FSP APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement),* became effective January 1, 2009 and required retrospective application to prior financial statements. This change to ASC Topic 470, *Debt*, clarifies that convertible debt instruments that may be settled in cash upon conversion are not totally debt, and requires issuers to bifurcate and separately account for the liability and equity components. We retrospectively adjusted our consolidated financial statements for all periods prior to 2009 to reflect the bifurcation of the debt and equity components of our 1.30% and 2.00% Convertible Notes. We included the retrospectively adjusted financial statements and related disclosures in our Form 8-K filed with the SEC on November 9, 2009. Our adoption of this guidance did not impact our past or current consolidated cash flows.

Fair Value Measurements

A new accounting standard, originally issued as FSP FAS 157-2, *Effective Date of FASB Statement No. 157*, became effective January 1, 2009. This guidance requires prospective application of ASC Topic 820, *Fair Value Measurement and Disclosure*, to nonfinancial assets and nonfinancial liabilities measured at fair value on a nonrecurring basis, such as goodwill. Our adoption of this revised guidance had no impact on our consolidated financial statements.

New accounting standards, originally issued as FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that Are Not Orderly;* FSP FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments;* and FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-than-temporary Impairments,* became effective prospectively on April 1, 2009. These changes to ASC Topic 820, *Fair Value Measurements and Disclosures*, and ASC Topic 320, *Investments — Debt and Equity Securities*, modify the accounting guidance for determining fair value of financial instruments under distressed market conditions, revise the recognition and measurement requirements for other-than-temporary impairment losses on debt securities and expand the related disclosures. Our adoption of this guidance did not have a material effect on our 2009 consolidated financial statements.

(tables in thousands, except per share data)

Earnings per Share

A new accounting standard, originally issued as FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities*, became effective January 1, 2009 and required retrospective application to prior periods. This change to ASC Topic 260, *Earnings Per Share*, clarifies whether instruments granted in share-based payments, such as restricted stock, are participating securities prior to vesting and, therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method described in ASC Topic 260-10-45-59A, *Participating Securities and the Two-Class Method.* As revised, ASC Topic 260 requires that unvested share-based payments that contain non-forfeitable rights to dividends or dividend-equivalents are treated as participating securities. Our adoption of this guidance had no material impact on our consolidated earnings per share in any prior period due to immateriality of our restricted stock awards that have such terms.

Business Combinations

A new accounting standard, originally issued as SFAS No. 141 (revised 2007), *Business Combinations*, became effective January 1, 2009. This change to ASC Topic 805, *Business Combinations*, modifies certain accounting treatment for business combinations and impacts presentation of financial statements on the acquisition date and accounting for acquisitions in subsequent periods. We recorded all new acquisitions in 2009 in accordance with this guidance.

Consolidation

A new accounting standard, originally issued as SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51*, became effective January 1, 2009. This change to ASC Topic 810, *Consolidation*, modifies the accounting and reporting for minority interests, which are now recharacterized as noncontrolling interests and classified as a component of shareholders' equity. Our adoption of this guidance had no impact on our consolidated financial statements.

Derivatives

A new accounting standard, originally issued as SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133,* became effective January 1, 2009. This change to ASC Topic 815, *Derivatives and Hedging*, expands the required disclosures about a company's derivative and hedging activities. Our adoption had no impact on our consolidated financial statements.

Recent Accounting Guidance

A new accounting standard, originally issued as SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)*, was issued in June 2009. The guidance, which will be incorporated into ASC Topic 810, *Consolidation*, changes various aspects of accounting for and disclosures of interests in variable interest entities. We will adopt the guidance effective January 1, 2010. Our adoption of this guidance will not have a material impact on our consolidated financial statements.

(tables in thousands, except per share data)

(2) Fair Value Measurements

We value financial assets and financial liabilities at fair value. In determining fair value, we generally apply the market approach, which uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. We classify our financial instruments into the following three-level hierarchy:

- Level 1 — Inputs are based on quoted prices in active markets for identical instruments.
- Level 2 — Inputs are based on observable market data (other than quoted prices), or are derived from or corroborated by observable market data.
- Level 3 — Inputs are unobservable and not corroborated by market data.

Our Level 1 investments are primarily U.S. Treasuries listed on stock exchanges. We use quoted prices for identical instruments to measure fair value.

Our Level 2 investments include most of our fixed income securities, which consist of U.S. government agency securities, municipal bonds, certain corporate debt securities, and certain mortgage-backed and asset-backed securities. Our Level 2 instruments also include our interest rate swap agreements, which were reflected as liabilities in our consolidated balance sheet at December 31, 2009. We measure fair value for the majority of our Level 2 investments using quoted prices of securities with similar characteristics. The remaining investments are valued using pricing models or matrix pricing. The fair value measurements consider observable assumptions, including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, default rates, loss severity and other economic measures.

We use independent pricing services to assist us in determining fair value for over 99% of our Level 1 and Level 2 investments. The pricing services provide a single price or quote per security. We use data provided by our third party investment manager to value the remaining Level 2 investments. To validate that these quoted and modeled prices are reasonable estimates of fair value, we perform various quantitative and qualitative procedures, including: 1) evaluation of the underlying methodologies, 2) analysis of recent sales activity, 3) analytical review of our fair values against current market prices, and 4) comparison of the pricing services' fair value to other pricing services' fair value for the same investment. Based on these procedures, we did not adjust the prices or quotes provided by our independent pricing services or third party investment managers as of December 31, 2009 or 2008. In addition, we did not apply GAAP criteria for determining the fair value of securities in inactive markets since no markets for our investments were judged to be inactive as of December 31, 2009 and 2008.

Our Level 3 securities include certain fixed income securities and two insurance contracts that we account for as derivatives. We determine fair value based on internally developed models that use assumptions or other data that are not readily observable from objective sources. Because we use the lowest level significant input to determine our hierarchy classifications, a financial instrument may be classified in Level 3 even though there may be significant readily-observable inputs.

We excluded from our fair value disclosures our held to maturity investment portfolio measured at amortized cost and two other investments measured at cost. Our held to maturity portfolio had a fair value of $104.0 million at December 31, 2009 and $125.6 million at December 31, 2008. The two other investments collectively were valued at $4.1 million at December 31, 2009 and 2008.

(tables in thousands, except per share data)

The following tables present our assets and liabilities that were measured at fair value. Substantially all of our fixed income securities in Level 3 at December 31, 2009 and 2008 were commercial mortgage-backed and asset-backed securities.

	Level 1	Level 2	Level 3	Total
December 31, 2009				
Fixed income securities	$178,927	$4,354,884	$ 4,262	$4,538,073
Other investments	14	—	—	14
Other assets	—	—	432	432
Total assets measured at fair value	$178,941	$4,354,884	$ 4,694	$4,538,519
Accounts payable and accrued liabilities	$ —	$ (2,367)	$ —	$ (2,367)
Total liabilities measured at fair value	$ —	$ (2,367)	$ —	$ (2,367)
December 31, 2008				
Fixed income securities	$ 87,678	$4,038,972	$ 6,515	$4,133,165
Other investments	16	—	—	16
Other assets	—	1,125	16,100	17,225
Total assets measured at fair value	$ 87,694	$4,040,097	$22,615	$4,150,406
Accounts payable and accrued liabilities	$ —	$ (8,031)	$ —	$ (8,031)
Total liabilities measured at fair value	$ —	$ (8,031)	$ —	$ (8,031)

The following table presents the changes in fair value of our Level 3 category.

	Fixed Income Securities	Other Investments	Other Assets	Total
Balance at December 31, 2007	$ 7,623	$ 5,492	$ 16,804	$ 29,919
Net redemptions	(242)	(5,261)	—	(5,503)
Losses — realized	—	(299)	—	(299)
Other-than-temporary impairment losses — realized	(2,575)	—	—	(2,575)
Gains and (losses) — unrealized	(566)	68	(704)	(1,202)
Transfers into Level 3	10,728	—	—	10,728
Transfers out of Level 3	(8,453)	—	—	(8,453)
Balance at December 31, 2008	6,515	—	16,100	22,615
Net redemptions	(2,039)	—	(20,264)	(22,303)
Gains and (losses) — realized	30	—	—	30
Gains and (losses) — unrealized	1,502	—	4,596	6,098
Transfers into Level 3	6,263	—	—	6,263
Transfers out of Level 3	(8,009)	—	—	(8,009)
Balance at December 31, 2009	$ 4,262	$ —	$ 432	$ 4,694

Unrealized gains and losses on our Level 3 fixed income securities are reported in other comprehensive income within shareholders' equity, and unrealized gains and losses on our Level 3 other assets are reported in other operating income. Transfers of investments into Level 3 occurred due to our inability to obtain a fair

(tables in thousands, except per share data)

value using inputs based on observable market data. Transfers of investments out of Level 3 occurred because we were able to determine their fair value using inputs based on observable market data.

(3) Investments

Substantially all of our fixed income securities are investment grade and 97% are rated "A" or better. The cost or amortized cost, gross unrealized gain or loss, and fair value of investments in fixed income securities that are classified as available for sale were as follows:

	Cost or Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
December 31, 2009				
U.S. government and government agency securities	$ 308,618	$ 6,255	$ (1,326)	$ 313,547
Fixed income securities of states, municipalities and political subdivisions	1,012,262	49,491	(2,327)	1,059,426
Special purpose revenue bonds of states, municipalities and political subdivisions	1,101,566	46,551	(1,783)	1,146,334
Corporate fixed income securities	537,347	22,594	(117)	559,824
Residential mortgage-backed securities	915,203	35,130	(6,151)	944,182
Commercial mortgage-backed securities	151,357	630	(5,770)	146,217
Asset-backed securities	15,118	445	(1,198)	14,365
Foreign government securities	219,985	7,914	(218)	227,681
Foreign non-government securities	120,306	6,191	—	126,497
Total available for sale fixed income securities	$4,381,762	$175,201	$(18,890)	$4,538,073
December 31, 2008				
U.S. government and government agency securities	$ 196,856	$ 9,447	$ (15)	$ 206,288
Fixed income securities of states, municipalities and political subdivisions	1,082,855	23,948	(14,900)	1,091,903
Special purpose revenue bonds of states, municipalities and political subdivisions	899,466	16,249	(16,083)	899,632
Corporate fixed income securities	517,794	5,308	(11,464)	511,638
Residential mortgage-backed securities	796,522	40,229	(13,673)	823,078
Commercial mortgage-backed securities	179,479	42	(27,685)	151,836
Asset-backed securities	72,646	78	(6,772)	65,952
Foreign government securities	230,829	7,699	(431)	238,097
Foreign non-government securities	142,092	2,877	(228)	144,741
Total available for sale fixed income securities	$4,118,539	$105,877	$(91,251)	$4,133,165

(tables in thousands, except per share data)

The amortized cost and fair value of investments in fixed income securities that are classified as held to maturity were as follows:

	Amortized Cost	Fair Value
December 31, 2009		
U.S. government securities	$ 14,988	$ 15,257
Foreign government securities	80,210	81,066
Foreign non-government securities	7,594	7,685
Total held to maturity fixed income securities	$102,792	$104,008
December 31, 2008		
U.S. government securities	$ 21,319	$ 21,823
Foreign government securities	95,268	96,661
Foreign non-government securities	6,966	7,077
Total held to maturity fixed income securities	$123,553	$125,561

All fixed income securities were income producing in 2009. The following table displays the gross unrealized losses and fair value of all available for sale fixed income securities that were in a continuous unrealized loss position for the periods indicated.

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2009						
U.S. government and government agency securities	$ 101,542	$ (1,326)	$ —	$ —	$ 101,542	$ (1,326)
Fixed income securities of states, municipalities and political subdivisions	48,836	(985)	19,816	(1,342)	68,652	(2,327)
Special purpose revenue bonds of states, municipalities and political subdivisions	76,305	(1,305)	25,261	(478)	101,566	(1,783)
Corporate fixed income securities	13,773	(117)	—	—	13,773	(117)
Residential mortgage-backed securities	147,621	(2,018)	40,568	(4,133)	188,189	(6,151)
Commercial mortgage-backed securities	30,209	(418)	73,451	(5,352)	103,660	(5,770)
Asset-backed securities	2,476	(246)	7,532	(952)	10,008	(1,198)
Foreign government securities	4,153	(130)	8,593	(88)	12,746	(218)
Total	$ 424,915	$ (6,545)	$175,221	$(12,345)	$ 600,136	$(18,890)
December 31, 2008						
U.S. government and government agency securities	$ 13,240	$ (10)	$ 590	$ (5)	$ 13,830	$ (15)
Fixed income securities of states, municipalities and political subdivisions	294,887	(7,819)	98,682	(7,081)	393,569	(14,900)
Special purpose revenue bonds of states, municipalities and political subdivisions	289,204	(9,055)	98,743	(7,028)	387,947	(16,083)
Corporate fixed income securities	298,464	(7,217)	18,753	(4,247)	317,217	(11,464)
Residential mortgage-backed securities	63,640	(8,805)	16,409	(4,868)	80,049	(13,673)
Commercial mortgage-backed securities	77,252	(10,028)	72,642	(17,657)	149,894	(27,685)
Asset-backed securities	54,798	(4,062)	7,401	(2,710)	62,199	(6,772)
Foreign government securities	—	—	25,613	(431)	25,613	(431)
Foreign non-government securities	20,620	(211)	6,381	(17)	27,001	(228)
Total	$1,112,105	$(47,207)	$345,214	$(44,044)	$1,457,319	$(91,251)

(tables in thousands, except per share data)

A security has an impairment loss when its fair value is less than its cost or amortized cost at the balance sheet date. We evaluate impaired securities in our fixed income securities portfolio for possible other-than-temporary impairment losses at each quarter end. During 2009 and 2008, our reviews covered all impaired securities where the unrealized loss exceeded $0.5 million and the loss either exceeded 10% of cost or the security had been in a loss position for longer than twelve consecutive months. Our review considered the factors described in the "Other-than-temporary Impairments" section in Note 1.

We adopted a new accounting standard, which specifies new criteria for identification and recognition of other-than-temporary impairment losses, as of April 1, 2009. This standard requires us to determine, for each impaired fixed income security, that: 1) we do not intend to sell the security and 2) it is more likely than not that we will not be required to sell the security before recovery of its amortized cost basis. If we cannot assert either of these conditions, the impairment is recorded as an other-than-temporary loss through earnings in the current period. For all other impaired securities, the impairment is considered an other-than-temporary impairment loss if the net present value of the cash flows expected to be collected from the security is less than its amortized cost basis. Such a shortfall in cash flows is referred to as a "credit loss." For any such security, the impairment loss is separated into: 1) the credit loss and 2) the amount related to all other factors, such as interest rate changes, market conditions, etc. (the "non-credit" loss). The credit loss is charged to current period earnings and the non-credit loss is charged to other comprehensive income, within shareholders' equity, on an after-tax basis.

To adopt the new accounting standard, we reviewed all securities with a previous other-than-temporary impairment loss that we still held at April 1, 2009. For each, we determined the credit and non-credit component as of the adoption date. We calculated the net present value of each security by discounting our best estimate of projected future cash flows at the effective interest rate implicit in the security prior to impairment. For our mortgage-backed securities, the estimated cash flows included prepayment assumptions and other assumptions regarding the underlying collateral including default rates, recoveries and changes in value. We recorded a cumulative adjustment of $4.3 million after-tax to reclassify the non-credit portion of the loss from retained earnings to accumulated other comprehensive income as of the adoption date.

Prior to April 1, 2009, we assessed our ability and intent to hold an impaired security for a period of time sufficient to allow full recovery or until maturity. If we could not assert this condition, we recorded the difference between fair value and amortized cost as an other-than-temporary impairment loss through earnings in that period.

The new accounting standard also changed the earnings recognition criteria for other-than-temporary impairment losses. We now recognize an other-than-temporary impairment loss in earnings in the period we determine: 1) we intend to sell the security, 2) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis or 3) the security has a credit loss. Any non-credit portion of the other-than-temporary impairment loss is recognized within shareholders' equity. Our other-than-temporary impairment losses were as follows:

	2009	2008	2007
Total other-than-temporary impairment loss	$(6,443)	$(11,133)	$ —
Portion recognized in other comprehensive income	1,014	—	—
Net other-than-temporary impairment loss recognized in earnings	$(5,429)	$(11,133)	$ —

At December 31, 2009, we had $5.0 million after-tax of other-than-temporary impairments, related to mortgage-backed and asset-backed securities, included in accumulated other comprehensive income within shareholders' equity.

(tables in thousands, except per share data)

The roll forward of the credit-related portion of our pretax other-than-temporary impairment loss recognized in earnings, for which a portion of the other-than-temporary loss was recognized in other comprehensive income, beginning at the date of adoption of the new accounting standard, was as follows:

Balance at March 31, 2009	$ —
Credit losses included in retained earnings related to adoption of new accounting standard	2,723
Credit losses recognized in earnings:	
Securities previously impaired	350
Securities not previously impaired	775
Balance at December 31, 2009	$3,848

Significant price deterioration in our fixed income securities occurred in the second half of 2008, principally due to the effects of the recent credit crisis, changes in market interest rates and widening of credit spreads. We did not consider the $91.3 million of gross unrealized losses in our available for sale fixed income securities at December 31, 2008 to be other-than-temporary impairments as of that date because: 1) we received all contractual interest and principal payments on these securities as of year-end 2008, 2) based on our fourth quarter 2008 review, we believed it was probable that we would continue to collect all such cash payments due in the future, and 3) as of December 31, 2008, we had the intent and ability to hold these securities until maturity or for a period of time sufficient to allow recovery of the impaired security's fair value. Based on the guidance in the new accounting standard, we do not consider the $18.9 million of gross unrealized losses at December 31, 2009 to be other-than-temporary impairments as of that date because: 1) we received all contractual interest and principal payments on these securities as of December 31, 2009, 2) we do not intend to sell the securities, 3) it is more likely than not that we will not be required to sell the securities before recovery of their amortized cost bases, and 4) the unrealized losses relate to non-credit factors, such as interest rate changes and market conditions.

The change in our unrealized pretax net gains (losses) on investments during each year was as follows:

	2009	2008	2007
Available for sale fixed income securities	$141,685	$(10,412)	$ 26,663
Strategic and other investments	(2)	(7,050)	(22,244)
Net unrealized investment gains (losses)	$141,683	$(17,462)	$ 4,419

(tables in thousands, except per share data)

The amortized cost and fair value of our fixed income securities at December 31, 2009, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The weighted-average life of our asset-backed and mortgage-backed securities at December 31, 2009 was 3.9 years.

	Available for Sale		Held to Maturity	
	Cost or Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$ 277,943	$ 281,641	$ 27,692	$ 27,750
Due after 1 year through 5 years	1,103,086	1,155,971	67,789	68,117
Due after 5 years through 10 years	800,382	836,177	7,311	8,141
Due after 10 years through 15 years	574,001	595,711	—	—
Due after 15 years	544,672	563,809	—	—
Securities with fixed maturities	3,300,084	3,433,309	102,792	104,008
Asset-backed and mortgage-backed securities	1,081,678	1,104,764	—	—
Total fixed income securities	$4,381,762	$4,538,073	$102,792	$104,008

At December 31, 2009, our domestic insurance companies had deposited fixed income securities of $51.0 million (amortized cost of $49.1 million) to meet the deposit requirements of various insurance departments. There are withdrawal and other restrictions on these deposits, but we direct how the deposits are invested and we earn interest on the funds.

The sources of net investment income were as follows:

	2009	2008	2007
Fixed income securities	$189,450	$174,710	$150,594
Short-term investments	3,230	20,931	37,979
Other	3,086	(26,949)	23,715
Total investment income	195,766	168,692	212,288
Investment expense	(3,801)	(3,941)	(5,826)
Net investment income	$191,965	$164,751	$206,462

(tables in thousands, except per share data)

Realized pretax gains (losses) on the sale of investments, which exclude other-than-temporary impairment losses, were as follows:

	Gains	Losses	Net
Year ended December 31, 2009			
Fixed income securities	$13,969	$ (2,451)	$ 11,518
Other investments	719	(161)	558
Realized gain (loss)	$14,688	$ (2,612)	$ 12,076
Year ended December 31, 2008			
Fixed income securities	$12,088	$(20,127)	$ (8,039)
Other investments	663	(9,433)	(8,769)
Realized gain (loss)	$12,751	$(29,560)	$(16,808)
Year ended December 31, 2007			
Fixed income securities	$14,728	$ (1,266)	$ 13,462
Other investments	305	(579)	(274)
Realized gain (loss)	$15,033	$ (1,845)	$ 13,188

Until 2007, we used certain available for sale fixed income securities, denominated in currencies other than the functional currency of the subsidiary, to economically hedge foreign currency exposure on certain insurance reserves and other liabilities, denominated in the same currencies. We had incorrectly recorded the unrealized exchange rate fluctuations on these securities through earnings as an offset to the opposite fluctuations in the liabilities they hedged, rather than through other comprehensive income within shareholders' equity. In 2007, to correct our accounting, we reversed $13.4 million of cumulative unrealized exchange rate gains. We recorded this reversal as a charge to our gain or loss from currency conversion account, with an offsetting credit to other comprehensive income. We reported our net loss from currency conversion, which included this $13.4 million charge, as a component of other operating expense in the consolidated statements of earnings. In 2007, we sold these available for sale securities and realized the $13.4 million of embedded cumulative currency conversion gains. This gain was included in the net realized investment gain (loss) line of our consolidated statements of earnings. The offsetting effect of these transactions had no impact on our 2007 consolidated net earnings. Our gain (loss) from currency conversion, excluding the $13.4 million charge, was $0.6 million, $1.9 million and ($1.8) million in 2009, 2008 and 2007, respectively.

(4) Acquisitions, Dispositions and Goodwill

Acquisitions

During the past three years, we completed eight business acquisitions, ranging between $4.1 million and $42.7 million. We acquired these businesses to grow existing lines of business, such as medical stop-loss and surety, and to diversify into new specialty lines of business, such as short-term medical and public entity insurance. Our largest acquisition in the past three years was HCC Medical Insurance Services, LLC (formerly MultiNational Underwriters, LLC) (HCC MIS). The results of operations of the acquired businesses were included in our consolidated financial statements beginning on the effective date of each transaction. The following table provides aggregate information on these acquisitions (in millions).

	Number of Acquisitions	Total Cash Consideration through December 31, 2009	Goodwill Recognized through December 31, 2009	Tax Deductible Goodwill
2009	One	$11.4	$ 5.6	$ —
2008	Five	73.3	60.9	52.2
2007	Two	16.3	4.8	—

The business combinations were recorded using the purchase method of accounting. We valued all identifiable assets and liabilities at fair value and allocated any remaining consideration to goodwill in our purchase price allocations. On January 1, 2009, we adopted new accounting guidance that modifies the accounting and reporting for business combinations. Any future adjustments to finalize our pre-2009 purchase price allocations, other than for certain tax-related items, will be recorded as an adjustment to goodwill. Certain tax-related items will be recorded through earnings in the period when the adjustment is determined.

Our 2002 acquisition of HCC Global Financial Products includes a contingency for future earnout payments, as defined in the purchase agreement, as amended. The earnout is based on HCC Global's pretax earnings from the acquisition date through September 30, 2007, with no maximum amount due to the former owners. Pretax earnings include underwriting results on longer-duration business until all future losses are paid. When conditions specified under the purchase agreement are met, we record a net liability for amounts owed to or due from the former owners based on our estimate at that point in time of potential future losses. This net liability will fluctuate in the future, and the ultimate total earnout payments cannot be finally determined, until all claims are paid. We accrued a net liability of $18.0 million at December 31, 2009, with an offset to goodwill. Accrued amounts are paid according to contractual requirements in the purchase agreement, with $38.3 million due to the former owners in 2010. During 2009, we paid $20.2 million. The total HCC Global earnout and the related goodwill recognized from the acquisition date through December 31, 2009 was $204.1 million.

Our 2008 acquisition of HCC MIS includes an earnout based on achievement of certain underwriting profit levels. At December 31, 2009, the accrued earnout, which will be paid in 2011, totaled $1.7 million.

Dispositions

On June 30, 2009, we sold the assets and licensed the intangibles related to our commercial marine agency business. We entered into a five-year managing general underwriter agreement that allows the purchaser to write that same business utilizing policies issued by one of our insurance companies. We reduced goodwill by $18.0 million, the amount assigned to this reporting unit, and recognized an immaterial gain on the transaction.

(tables in thousands, except per share data)

On October 3, 2009, we executed a contract to sell 100% of the stock of our reinsurance broker, Rattner Mackenzie Limited (RML), to an affiliate of Marsh & McLennan Companies, Inc. (MMC) for $42.5 million of MMC common stock. We also executed an agreement with MMC and its affiliates whereby our insurance companies and agencies will continue to utilize MMC and its affiliates to place certain of our reinsurance programs. The sale closed on October 8, 2009. The assets and liabilities sold included $142.2 million of premium, claims and other receivables and $165.6 million of premium and claims payable, respectively. We reduced goodwill by $41.9 million, the amount assigned to this reporting unit, and recognized a loss of $4.7 million, which was included in other operating income in our consolidated statements of earnings. We sold the MMC stock at a gain shortly after the RML transaction closed.

Goodwill

When we complete a business combination, goodwill is either allocated to the acquired business or, if there are synergies with our other businesses, allocated to the different reporting units based on their respective share of the estimated future cash flows. During 2009, we transferred $21.9 million of goodwill from two reporting units in our agency segment to a reporting unit in our insurance company segment, based on a reorganization that created a permanent change in cash flows. During 2008, we transferred $27.3 million of goodwill from our agency segment to our insurance company segment, based on a reorganization that shifted cash flows from a reporting unit in our agency segment to reporting units in our insurance company segment.

The changes in goodwill by segment during 2009 and 2008 are shown in the table below. The goodwill balance at December 31, 2007 for the insurance company segment includes a reduction of $15.0 million from an impairment recorded in 2001.

	Insurance Company	Agency	Other Operations	Total
Balance at December 31, 2007	$563,984	$211,739	$323	$776,046
Additions:				
Acquisitions	36,207	22,243	—	58,450
Earnouts	20,225	5,336	—	25,561
Transfer and other	26,111	(27,319)	—	(1,208)
Balance at December 31, 2008	646,527	211,999	323	858,849
Additions:				
Acquisitions	7,481	891	—	8,372
Earnouts	14,972	2,483	—	17,455
Dispositions	—	(59,974)	—	(59,974)
Transfer and other	19,244	(21,940)	—	(2,696)
Balance at December 31, 2009	$688,224	$133,459	$323	$822,006

(tables in thousands, except per share data)

(5) Reinsurance

In the normal course of business, our insurance companies cede a portion of their premium to domestic and foreign reinsurers through treaty, excess of loss and facultative reinsurance agreements. Although ceding for reinsurance purposes does not discharge the direct insurer from liability to its policyholder, our insurance companies participate in such agreements in order to limit their loss exposure, protect them against catastrophic loss and diversify their business.

The following table presents the effect of such reinsurance transactions on our premium and loss and loss adjustment expense disclosed in the consolidated statements of earnings.

	Written Premium	Earned Premium	Loss and Loss Adjustment Expense
Year ended December 31, 2009			
Direct business	$2,308,667	$2,265,500	$1,335,571
Reinsurance assumed	251,124	250,133	153,325
Reinsurance ceded	(513,502)	(478,398)	(273,137)
Net amounts	$2,046,289	$2,037,235	$1,215,759
Year ended December 31, 2008			
Direct business	$2,156,613	$2,091,212	$1,327,932
Reinsurance assumed	342,150	363,389	307,562
Reinsurance ceded	(438,145)	(446,827)	(423,621)
Net amounts	$2,060,618	$2,007,774	$1,211,873
Year ended December 31, 2007			
Direct business	$2,000,552	$2,001,329	$1,119,384
Reinsurance assumed	450,627	433,951	233,026
Reinsurance ceded	(465,570)	(450,194)	(168,463)
Net amounts	$1,985,609	$1,985,086	$1,183,947

Ceding commissions that are netted with policy acquisition costs in the consolidated statements of earnings were $58.3 million in 2009, $47.8 million in 2008 and $45.8 million in 2007.

The table below shows the components of our reinsurance recoverables at December 31, 2009 and 2008.

	2009	2008
Reinsurance recoverable on paid losses	$ 82,887	$ 64,419
Reinsurance recoverable on outstanding losses	495,964	535,563
Reinsurance recoverable on incurred but not reported losses	440,505	463,396
Reserve for uncollectible reinsurance	(2,945)	(8,428)
Total reinsurance recoverables	$1,016,411	$1,054,950

(tables in thousands, except per share data)

In order to reduce our exposure to reinsurance credit risk, we evaluate the financial condition of our reinsurers and place our reinsurance with a diverse group of companies and syndicates, which we believe to be financially sound. The following table shows reinsurance balances with our reinsurers that had a net recoverable balance greater than $25.0 million at December 31, 2009 and 2008. The companies' ratings are the latest published by A.M. Best Company, Inc. The total recoverables column includes paid losses recoverable, outstanding losses recoverable, incurred but not reported losses recoverable, and ceded unearned premium. The total credits column includes letters of credit, cash deposits and other payables.

Reinsurer	Rating	Location	Total Recoverables	Total Credits	Net Recoverables
December 31, 2009					
Transatlantic Reinsurance Company	A	New York	$129,240	$21,749	$107,491
Hannover Rueckversicherungs AG	A	Germany	106,028	25,281	80,207
ACE Property & Casualty Insurance Co.	A+	Pennsylvania	67,620	9,948	57,672
Swiss Reinsurance America Corporation	A	New York	57,705	8,951	48,754
Arch Reinsurance Company	A	Bermuda	48,461	9,170	39,291
Axis Reinsurance Company	A	New York	50,698	13,305	37,393
Harco National Insurance Company	A-	Illinois	33,756	865	32,891
December 31, 2008					
Hannover Rueckversicherungs AG	A	Germany	$98,037	$20,090	$77,947
Transatlantic Reinsurance Company	A	New York	88,549	21,122	67,427
Swiss Reinsurance America Corporation	A+	New York	56,377	6,827	49,550
Harco National Insurance Company	A-	Illinois	48,201	354	47,847
ACE Property & Casualty Insurance Co.	A+	Pennsylvania	50,927	3,521	47,406
Arch Reinsurance Company	A	Bermuda	42,354	4,919	37,435

We have a reserve of $2.9 million at December 31, 2009 for potential collectibility issues related to reinsurance recoverables, including disputed amounts and associated expenses. While we believe the reserve is adequate based on information currently available, market conditions may change or additional information might be obtained that may require us to change the reserve in the future. We periodically review our financial exposure to the reinsurance market and the level of our reserve and continue to take actions in an attempt to mitigate our exposure to possible loss. We had a reserve of $8.4 million at December 31, 2008. During 2009, we wrote off $0.9 million of uncollectible recoverables against the reserve. We also recognized a $4.6 million benefit from reversing a portion of the reserve based on actual or expected cash collections from reinsurers, for which reserves had previously been established.

(tables in thousands, except per share data)

Reinsurers not authorized by the respective states of domicile of our U.S. domiciled insurance companies are required to collateralize reinsurance obligations due to us. The table below shows the amounts of letters of credit and cash deposits held by us as collateral, plus other credits available for potential offset at December 31, 2009 and 2008.

	2009	2008
Payables to reinsurers	$246,415	$252,198
Letters of credit	183,040	184,314
Cash deposits	98,101	110,153
Total credits	$527,556	$546,665

The tables below present the calculation of net reserves, net unearned premium and net deferred policy acquisition costs at December 31, 2009 and 2008.

	2009	2008
Loss and loss adjustment expense payable	$3,492,309	$3,415,230
Reinsurance recoverable on outstanding losses	(495,964)	(535,563)
Reinsurance recoverable on incurred but not reported losses	(440,505)	(463,396)
Net reserves	$2,555,840	$2,416,271
Unearned premium	$1,044,747	$ 977,426
Ceded unearned premium	(270,436)	(234,375)
Net unearned premium	$ 774,311	$ 743,051
Deferred policy acquisition costs	$ 208,463	$ 188,652
Deferred ceding commissions	(71,595)	(63,123)
Net deferred policy acquisition costs	$ 136,868	$ 125,529

HCC Life Insurance Company previously sold its entire block of individual life insurance and annuity business to Swiss Re Life & Health America, Inc. (rated "A" by A.M. Best Company, Inc.) in the form of an indemnity reinsurance contract. Ceded life and annuity benefits included in our consolidated balance sheets at December 31, 2009 and 2008, were $61.3 million and $64.2 million, respectively.

(tables in thousands, except per share data)

(6) Liability for Unpaid Loss and Loss Adjustment Expense

The following table provides a reconciliation of the liability for unpaid loss and loss adjustment expense payable at December 31, 2009, 2008 and 2007.

	2009	2008	2007
Reserves for loss and loss adjustment expense payable at beginning of year	$3,415,230	$3,227,080	$3,097,051
Less reinsurance recoverables on reserves	998,959	884,280	988,090
Net reserves at beginning of year	2,416,271	2,342,800	2,108,961
Net reserve addition from acquired businesses	36,522	29,053	742
Foreign currency adjustment	25,067	(82,677)	27,304
Incurred loss and loss adjustment expense:			
Provision for loss and loss adjustment expense for claims occurring in current year	1,269,283	1,294,244	1,210,344
Decrease in estimated loss and loss adjustment expense for claims occurring in prior years	(53,524)	(82,371)	(26,397)
Incurred loss and loss adjustment expense	1,215,759	1,211,873	1,183,947
Loss and loss adjustment expense payments for claims occurring during:			
Current year	519,080	397,103	422,058
Prior years	618,699	687,675	556,096
Loss and loss adjustment expense payments	1,137,779	1,084,778	978,154
Net reserves at end of year	2,555,840	2,416,271	2,342,800
Plus reinsurance recoverables on reserves	936,469	998,959	884,280
Reserves for loss and loss adjustment expense at end of year	$3,492,309	$3,415,230	$3,227,080

Our net loss and loss adjustment expense was reduced by redundant reserve development relating to prior years' losses of $53.5 million in 2009, $82.4 million in 2008 and $26.4 million in 2007. The redundant development in 2009 primarily resulted from our review and reduction of loss reserves for the 2005 hurricanes, our U.K. professional indemnity business for the 2004 – 2006 underwriting years, and an assumed quota share program reported in our other specialty line of business for the 2005 and prior accident years. As part of our 2009 reserve review, we re-estimated our net exposure in our diversified financial products line of business (principally related to our directors' and officers' liability product), which resulted in redundant reserve development in the 2004 – 2006 underwriting years, and which was substantially offset by an increase in the reserves for the 2007 underwriting year. The redundant development for 2008 primarily resulted from the re-estimation of our net exposure in our diversified financial products line of business (principally related to our directors' and officers' liability product) on the 2005 and prior underwriting years, our London market account for the 2005 and prior accident years, and the assumed quota share program for the 2005 and prior accident years. During 2008, we also increased certain ultimate loss ratios in accident year 2008 due to increased claims activity, primarily from financial institutions. The largest portion of this increase was in our directors' and officers' liability business. The redundant development for 2007 primarily related to reserve reductions in our diversified financial products line of business from the 2003 and 2004 underwriting years.

(tables in thousands, except per share data)

We write directors' and officers' liability, errors and omissions liability and fiduciary liability coverage for public and private companies and not-for-profit organizations. Certain of this business is written for financial institutions that have potential exposure to shareholder lawsuits as a result of the economic environment during the past few years. We also write trade credit business for policyholders who have credit and political risk exposure. We continue to closely monitor our exposure to subprime and credit market related issues. Based on our present knowledge, we believe our ultimate losses from these coverages will be contained within our current overall loss reserves for this business.

We have no material exposure to asbestos claims or environmental pollution losses. Our largest insurance company subsidiary began writing business in 1981, and its policies normally contain pollution exclusion clauses that limit pollution coverage to "sudden and accidental" losses only, thus excluding intentional dumping and seepage claims. Policies issued by our other insurance company subsidiaries do not have significant environmental exposure because of the types of risks covered.

(7) Notes Payable

Notes payable at December 31, 2009 and 2008 were as follows:

	2009	2008
6.30% Senior Notes	$298,483	$ —
1.30% Convertible Notes	—	123,649
$575.0 million Revolving Loan Facility	—	220,000
Total notes payable	$298,483	$343,649

The estimated fair value of our Senior Notes was $305.6 million at December 31, 2009, based on quoted market prices. The estimated fair value of the Convertible Notes was $149.8 million at December 31, 2008, based on quoted market prices at that date. The estimated fair value of our Revolving Loan Facility approximated the carrying value at December 31, 2008 and was based on borrowing rates offered to us at that time.

Senior Notes

On November 10, 2009, we issued $300.0 million of unsecured 6.30% Senior Notes due 2019 under our shelf registration statement. The Senior Notes were priced at a discount of $1.5 million, for an effective interest rate of 6.37%. We pay interest on the Senior Notes semi-annually in arrears on May 15 and November 15 of each year. The Senior Notes may be redeemed in whole at any time or in part from time to time, at our option, at the redemption price determined in the manner described in the indenture governing the Senior Notes. The indenture contains covenants that impose conditions on our ability to create liens on any capital stock of our restricted subsidiaries (as defined in the indenture) or to engage in sales of the capital stock of our restricted subsidiaries. We were in compliance with the requirements of the indenture at December 31, 2009.

Convertible Notes

The terms of the 1.30% Convertible Notes provided that we could redeem the notes for cash anytime after April 4, 2009 by giving the holders 30 days notice. On November 20, 2009, we announced our intention to redeem all of the notes within the next 30 days. As a result, substantially all of the holders surrendered their notes for conversion before the redemption date. We redeemed the unsurrendered notes according to their terms by December 31, 2009. For conversion, we paid cash for the principal amount of the notes and issued our common stock for the value of the conversion premium. The premium was based on the weighted-average closing price of our stock for the ten trading days after conversion. The average conversion price was $27.96

(tables in thousands, except per share data)

per share. At December 31, 2009, all of the notes had been surrendered, but some had not yet been settled because the ten-day period had not expired. We paid $60.2 million principal as of December 31, 2009, with the remaining $64.5 million principal paid in January 2010. We classified the unpaid amount as accounts payable and accrued liabilities in the consolidated balance sheet at December 31, 2009. We issued 1.0 million shares of our common stock in conjunction with the conversion.

At December 31, 2008, the 1.30% Convertible Notes had an equity component of $1.1 million and a liability component of $123.6 million, consisting of a principal amount of $124.7 million less a discount of $1.1 million. The effective interest rate on our 1.30% Convertible Notes was 1.85% in 2009, which consisted of $1.2 million of contractual interest expense and $1.1 million amortization of discount. The effective interest rate was 4.80% in 2008 and 2007. Contractual interest expense was $1.6 million in 2008 and 2007 and the amortization of discount was $4.2 million and $4.0 million in 2008 and 2007, respectively.

Revolving Loan Facility

Our $575.0 million Revolving Loan Facility allows us to borrow up to the maximum allowed by the facility on a revolving basis until the facility expires on December 19, 2011. The interest rate is 30-day LIBOR (0.23% at December 31, 2009) plus 15 to 50 basis points, depending on our debt rating. In 2009, we repaid the outstanding balance with proceeds from our Senior Notes and other sources of cash. At December 31, 2008, the contractual interest rate on the outstanding balance was 30-day LIBOR plus 25 basis points (0.69%), but the effective interest rate on $200.0 million of the facility was 4.60% due to the interest rate swaps discussed below. The facility is collateralized by guarantees entered into by our domestic underwriting agencies and contains two restrictive financial covenants, with which we were in compliance at December 31, 2009.

At December 31, 2008, we had three interest rate swap agreements to exchange 30-day LIBOR (0.44% at December 31, 2008) for a 4.60% fixed rate on $200.0 million of our Revolving Loan Facility. The swaps qualified for cash flow hedge accounting treatment. The three swaps expired in November 2009. As of December 31, 2008, we had entered into two additional swaps for $105.0 million, which began when the original swaps expired and will expire in November 2010. The fixed rate on these swaps is 2.94% and they were in a total unrealized loss position of $2.4 million at December 31, 2009. These swaps do not qualify for hedge accounting treatment and the change in value is reported in our consolidated statements of earnings.

Standby Letter of Credit Facility

We have a $152.0 million Standby Letter of Credit Facility that is used to guarantee our performance in two Lloyd's of London syndicates. Letters of credit issued under the Standby Letter of Credit Facility are unsecured commitments of HCC Insurance Holdings, Inc. The Standby Letter of Credit Facility contains the same two restrictive financial covenants as our Revolving Loan Facility, with which we were in compliance at December 31, 2009.

Subsidiary Letters of Credit

At December 31, 2009, certain of our subsidiaries had outstanding letters of credit with banks totaling $22.3 million, which were secured by fixed income securities with a fair value of $26.4 million.

(tables in thousands, except per share data)

(8) Income Taxes

At December 31, 2009 and 2008, we had current income taxes receivable of $0.6 million and $1.2 million, respectively, included in other assets in the consolidated balance sheets.

The following table summarizes the differences between our effective tax rate for financial statement purposes and the Federal statutory rate.

	2009	2008	2007
Statutory tax rate	35.0%	35.0%	35.0%
Federal tax at statutory rate	$181,493	$151,283	$202,966
Nontaxable municipal bond interest and dividends received deduction	(24,109)	(22,614)	(18,215)
Non-deductible expenses	447	456	1,233
State income taxes, net of federal tax benefit	4,107	1,553	3,855
Foreign income taxes	32,319	31,036	37,406
Foreign tax credit	(32,310)	(30,868)	(37,396)
Uncertain tax positions (net of federal tax benefit on state positions: $88 in 2009, $303 in 2008 and $232 in 2007)	(1,704)	(1,647)	(1,561)
Other, net	4,440	919	63
Income tax expense	$164,683	$130,118	$188,351
Effective tax rate	31.8%	30.1%	32.5%

The components of income tax expense were as follows:

	2009	2008	2007
Federal current	$125,126	$107,193	$113,950
Federal deferred	5,704	(8,550)	32,858
Total federal	130,830	98,643	146,808
State current	3,001	2,948	2,795
State deferred	2,511	(559)	3,135
Total state	5,512	2,389	5,930
Foreign current	27,996	30,556	38,043
Foreign deferred	2,137	480	(637)
Total foreign	30,133	31,036	37,406
Uncertain tax positions	(1,792)	(1,950)	(1,793)
Income tax expense	$164,683	$130,118	$188,351

(tables in thousands, except per share data)

The net deferred tax asset (liability) is included in other assets or accounts payable and accrued liabilities, respectively, in our consolidated balance sheets. The composition of deferred tax assets and liabilities at December 31, 2009 and 2008 was as follows:

	2009	2008
Excess of financial statement unearned premium over tax	$ 22,482	$ 18,705
Discounting of loss reserves, net of salvage and subrogation	63,092	60,758
Excess of financial statement accrued expenses over tax	10,626	15,187
Allowance for bad debts, not deductible for tax	7,060	10,172
Stock-based compensation expense in excess of deduction for tax	11,336	9,457
Federal tax net operating loss carryforwards	3,978	214
State tax net operating loss carryforwards	2,292	3,053
Federal benefit of state uncertain tax positions	264	352
Valuation allowance	(6,119)	(4,698)
Total deferred tax assets	115,011	113,200
Unrealized gain on increase in value of securities	55,712	13,811
Deferred policy acquisition costs, net of ceding commissions, deductible for tax	21,658	21,073
Amortizable goodwill for tax	64,221	50,184
Book basis in net assets of foreign subsidiaries in excess of tax	11,867	10,499
Property and equipment depreciation and other items	9,430	2,999
Total deferred tax liabilities	162,888	98,566
Net deferred tax asset (liability)	$ (47,877)	$ 14,634

Changes in the valuation allowance account applicable to deferred tax assets relate primarily to net operating losses and other tax attributes for acquired businesses. Changes in the valuation allowance were as follows:

	2009	2008	2007
Balance at beginning of year	$4,698	$ 6,521	$ 7,822
Net operating loss carryforwards	1,472	892	(1,240)
State tax rates	—	(1,603)	—
Acquisitions	—	(1,108)	—
Other	(51)	(4)	(61)
Balance at end of year	$6,119	$ 4,698	$ 6,521

At December 31, 2009, we had Federal, state and foreign tax net operating loss carryforwards of approximately $11.4 million, $50.3 million and $4.5 million, respectively, which will expire in varying amounts through 2029. Future use of certain carryforwards is subject to statutory limitations due to prior changes of ownership. We have recorded valuation allowances of $4.0 million and $1.8 million against our state and foreign loss carryforwards, respectively. Based on our history of taxable income in our domestic insurance and other operations and our projections of future taxable income in our domestic and foreign insurance operations, we believe it is more likely than not that the deferred tax assets related to our federal loss carryforwards, for which there are no valuation allowances, will be realized.

(tables in thousands, except per share data)

At December 31, 2009 and 2008, we had recorded tax liabilities for unrecognized gross tax benefits related to uncertain tax positions of $3.8 million and $5.0 million, respectively. Of the total amount of our unrecognized tax benefits at December 31, 2009, the entire amount would reduce our annual effective tax rate if the uncertain tax benefits currently were recognized as a reduction of income tax expense. At December 31, 2009, it is reasonably possible that liabilities for unrecognized tax benefits could decrease $0.8 million (including $0.1 million in interest) in the next twelve months, due to the expiration of statutes of limitation. A reconciliation of our liability for unrecognized gross tax benefits was as follows:

	2009	2008	2007
Balance at beginning of year	$ 5,002	$ 7,622	$ 9,869
Gross increases:			
Tax positions of current year	670	597	953
Tax positions of prior years	664	188	248
Acquisitions	—	—	72
Gross decreases:			
Statute expirations	(1,630)	(352)	(1,468)
Settlements	(766)	(2,383)	(1,327)
Tax positions of prior years	(119)	(670)	(305)
Acquisitions	—	—	(183)
Other	—	—	(237)
Balance at end of year	$ 3,821	$ 5,002	$ 7,622

We report any potential net interest income and expense and penalties related to changes in our uncertain tax positions in our consolidated statements of earnings as interest expense and other operating expense, respectively. We recognized a net $0.4 million of interest income in 2009 and $0.2 million in 2008 and no penalties in either year. At December 31, 2009, we had $0.4 million and $0.2 million accrued for interest expense and penalties, respectively.

We file income tax returns in the U.S. Federal jurisdiction, and various state and foreign jurisdictions. With a few exceptions, we are no longer subject to U.S. Federal, state and local, or foreign income tax examinations by tax authorities for years before 2004. We currently are not under audit by any U.S. Federal, state, local or foreign jurisdictions.

(9) Shareholders' Equity

Treasury Stock

In 2008, our Board of Directors approved the repurchase of up to $100.0 million of our common stock, as part of our philosophy of building long-term shareholder value. In 2009, we repurchased 1.7 million shares of our common stock in the open market for a total cost of $35.5 million and a weighted-average cost of $21.36 per share. In 2008, we repurchased 3.0 million shares in the open market for a total cost of $63.3 million, or $21.02 per share. Our total repurchases of $98.8 million were at a weighted-average cost of $21.14 per share.

(tables in thousands, except per share data)

Other Comprehensive Income

The components of accumulated other comprehensive income in our consolidated balance sheets were as follows:

	Unrealized Investment Gains	Cash Flow Hedge Loss	Foreign Currency Translation	Accumulated Other Comprehensive Income
Balance at December 31, 2006	$18,018	$ —	$15,954	$ 33,972
Other comprehensive income — 2007	3,114	(1,617)	12,413	13,910
Balance at December 31, 2007	21,132	(1,617)	28,367	47,882
Other comprehensive income — 2008	(9,417)	(3,603)	(7,326)	(20,346)
Balance at December 31, 2008	11,715	(5,220)	21,041	27,536
Other comprehensive income — 2009	89,694	5,220	1,516	96,430
Cumulative effect of accounting change (other-than-temporary impairments in investments)	(4,301)	—	—	(4,301)
Balance at December 31, 2009	$97,108	$ —	$22,557	$119,665

Dividends

U.S. insurance companies are limited to the amount of dividends they can pay to their parent by the laws of their state of domicile. The maximum dividends that our direct domestic subsidiaries can pay in 2010 without special permission is $217.8 million.

(10) Earnings Per Share

The following table details the numerator and denominator used in the earnings per share calculations.

	2009	2008	2007
Net earnings	$353,868	$302,120	$391,553
Less net earnings attributable to unvested restricted stock and restricted stock units	(1,928)	(449)	—
Net earnings available to common stock	$351,940	$301,671	$391,553
Weighted-average common shares outstanding	112,200	114,848	112,873
Dilutive effect of outstanding options (determined using treasury stock method)	312	333	760
Dilutive effect of convertible debt (determined using treasury stock method)	546	282	3,364
Weighted-average common shares and potential common shares outstanding	113,058	115,463	116,997
Anti-dilutive stock options not included in treasury stock method computation	5,376	6,080	4,714

(tables in thousands, except per share data)

(11) Stock-Based Compensation

Our stock-based compensation plan, the 2008 Flexible Incentive Plan, is administered by the Compensation Committee of the Board of Directors. We currently have stock options, restricted stock awards and restricted stock units outstanding under this plan. Each option granted under the plan may be used to purchase one share of our common stock. Outstanding options vest over a period of up to seven years, which is the requisite service period, and expire four to eight years after the grant date. Each restricted stock award and unit entitles the recipient to one share or equivalent unit of our common stock. Outstanding restricted stock awards and units vest over a period of up to ten years, which is the requisite service period.

The consolidated statements of earnings reflect total stock-based compensation expense of $16.0 million, $13.7 million and $12.0 million in 2009, 2008 and 2007, respectively, after the effect of the deferral and amortization of policy acquisition costs related to stock-based compensation for our underwriters. The total tax benefit recognized in earnings from stock-based compensation arrangements was $5.5 million, $4.4 million, and $4.2 million in 2009, 2008 and 2007, respectively. At December 31, 2009, there was approximately $22.9 million of total unrecognized compensation expense related to unvested options and restricted stock awards and units that is expected to be recognized over a weighted-average period of 2.6 years. In 2010, we expect to recognize $13.2 million of expense, including the amortization of deferred policy acquisition costs, for all stock-based awards outstanding at December 31, 2009 plus the 2010 grants discussed below. At December 31, 2009, 11.9 million shares of our common stock were authorized and reserved for the exercise of options and release of restricted stock grants, of which 7.0 million shares were reserved for awards previously granted and 4.9 million shares were reserved for future issuance.

Common Stock Grants

In the past three years, we granted fully-vested common stock valued at $80,000 to each non-management director as part of their annual compensation for serving on our Board of Directors. The number of shares granted to each director was based on our closing stock price on the grant date, which was either the day of the Annual Meeting of Shareholders or the day the director joined the Board, if later.

In 2009, we granted $1.1 million of fully-vested common stock to certain key executives as part of their 2008 bonus compensation. The number of shares was based on our closing stock price on the grant date.

Stock Options

The table below shows the weighted-average fair value of options granted and the related weighted-average assumptions used in the Black-Scholes model, which we use to determine the fair value of an option on its grant date. The risk-free interest rate is based on the U.S. Treasury rate that most closely approximates each option's expected term. We based our expected volatility on the historical volatility of our stock over a period matching each option's expected term. Our dividend yield is based on an average of our historical dividend payments divided by the stock price. We used historical exercise patterns by grant type to estimate the expected option life.

	2009	2008	2007
Fair value of options granted	$ 5.89	$ 4.15	$ 6.59
Risk free interest rate	2.0%	2.6%	4.4%
Expected volatility	34.9%	24.9%	21.0%
Expected dividend yield	2.0%	1.9%	1.3%
Expected option life	3.5 years	3.8 years	4.3 years

(tables in thousands, except per share data)

The following table details our stock option activity during 2009.

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Contractual Life	Aggregate Intrinsic Value
Outstanding, beginning of year	8,249	$26.41		
Granted	550	25.10		
Exercised	(993)	20.18		
Forfeited and expired	(978)	28.63		
Outstanding, end of year	6,828	26.89	2.5 years	$16,572
Vested or expected to vest, end of year	6,529	26.90	2.5 years	15,836
Exercisable, end of year	4,095	26.82	1.8 years	10,652

The aggregate intrinsic value (the amount by which the fair value of the underlying stock exceeds the exercise price) of options exercised during 2009, 2008 and 2007 was $6.4 million, $7.2 million and $12.5 million, respectively.

Exercise of options during 2009, 2008 and 2007 resulted in cash receipts of $19.3 million, $16.9 million and $21.1 million, respectively. We recognize a tax benefit when the intrinsic value of an option at exercise exceeds the Black-Scholes value of the award. We recorded a benefit (charge) of $(0.1) million, $1.3 million and $3.4 million within consolidated shareholders' equity and as financing cash flow in our consolidated statements of cash flows in 2009, 2008 and 2007, respectively.

Restricted Stock

We measure the fair value of our restricted stock awards and units based on the closing price of our common stock on the grant date. All outstanding restricted stock awards and units earn dividends or dividend equivalent units during the vesting period. The following table details the 2009 activity for our restricted stock awards and units.

	Number of Shares	Weighted-Average Grant Date Fair Value	Weighted-Average Contractual Life	Aggregate Intrinsic Value
Restricted Stock Awards				
Outstanding, beginning of year	344	$23.48		
Awarded	164	23.97		
Forfeited	(4)	23.43		
Outstanding, end of year	504	23.66	2.7 years	$14,097
Vested or expected to vest, end of year	423	23.66	2.7 years	11,837
Restricted Stock Units				
Outstanding, beginning of year	133	$23.74		
Awarded	43	25.42		
Outstanding, end of year	176	24.15	2.7 years	$ 4,928
Expected to vest, end of year	139	24.15	2.7 years	3,882

In January 2010, we granted 0.4 million restricted stock awards and units, valued at $12.2 million, to key employees at the closing price of our common stock on the grant date of $28.19. Certain of these awards contain performance standards. The awards have a weighted-average contractual life of 7.9 years.

(12) Segment and Geographic Data

We classify our activities into the following three business segments based on services provided: 1) insurance company, 2) agency and 3) other operations. See Note 1 for a description of the principal subsidiaries included in and the services provided by our insurance company and agency segments. Our other operations segment includes insurance-related investments, which we make periodically, and our trading portfolio, which we liquidated in 2008. Corporate includes general corporate operations and those minor operations not included in a segment. Inter-segment revenue consists primarily of fee and commission income of our agency segment charged to our insurance company segment. Inter-segment pricing (either flat rate fees or as a percentage of premium) approximates what is charged to unrelated parties for similar services.

The performance of each segment is evaluated by our management based on net earnings. Net earnings is calculated on an after-tax basis and after corporate expense allocations, interest expense on debt incurred for acquired companies and intercompany eliminations have been charged or credited to our individual segments. All stock-based compensation is included in the corporate segment because it is not included in management's evaluation of the other segments. All contractual and discretionary bonuses are expensed in the respective employee's segment in the year the bonuses are earned. Any such bonuses that will be paid by restricted stock awards, which will be granted by the Compensation Committee in the following year, are reversed on the corporate segment, which will record the appropriate stock-based compensation expense as the awards vest in future years.

No one customer comprised 10% or more of our consolidated revenues in 2009.

(tables in thousands, except per share data)

The following tables show information by business segment and geographic location. Geographic location is determined by physical location of our offices and does not represent the location of insureds or reinsureds from whom the business was generated.

	Insurance Company	Agency	Other Operations	Corporate	Total
Year ended December 31, 2009					
Revenue:					
Domestic	$1,859,124	$ 51,934	$6,216	$ 4,169	$1,921,443
Foreign	430,830	21,655	—	—	452,485
Inter-segment	—	108,507	1,106	—	109,613
Total segment revenue	$2,289,954	$182,096	$7,322	$ 4,169	2,483,541
Inter-segment eliminations					(109,613)
Consolidated total revenue					$2,373,928
Net earnings (loss):					
Domestic	$ 287,676	$ 16,694	$2,372	$(30,747)	$ 275,995
Foreign	74,827	4,319	—	—	79,146
Total segment net earnings (loss)	$ 362,503	$ 21,013	$2,372	$(30,747)	355,141
Inter-segment eliminations					(1,273)
Consolidated net earnings					$ 353,868
Other items:					
Net investment income	$ 187,921	$ 572	$ 15	$ 3,457	$ 191,965
Depreciation and amortization	5,277	7,892	88	2,964	16,221
Interest expense (benefit)	1,050	14,131	(13)	996	16,164
Capital expenditures	3,812	7,056	24	5,689	16,581
Income tax expense (benefit)	$ 158,837	$ 13,594	$1,304	$ (8,355)	$ 165,380
Inter-segment eliminations					(697)
Consolidated income tax expense					$ 164,683

For 2009, earnings before income taxes were $402.1 million for our domestic subsidiaries and $116.4 million for our foreign subsidiaries and branches.

(tables in thousands, except per share data)

	Insurance Company	Agency	Other Operations	Corporate	Total
Year ended December 31, 2008					
Revenue:					
Domestic	$1,805,989	$ 51,020	$6,017	$ 808	$1,863,834
Foreign	383,476	32,113	—	—	415,589
Inter-segment	—	105,311	1,309	—	106,620
Total segment revenue	$2,189,465	$188,444	$7,326	$ 808	2,386,043
Inter-segment eliminations					(106,620)
Consolidated total revenue					$2,279,423
Net earnings (loss):					
Domestic	$ 236,939	$ 24,307	$2,178	$(24,500)	$ 238,924
Foreign	64,782	4,062	—	—	68,844
Total segment net earnings (loss)	$ 301,721	$ 28,369	$2,178	$(24,500)	307,768
Inter-segment eliminations					(5,648)
Consolidated net earnings					$ 302,120
Other items:					
Net investment income	$ 159,452	$ 4,529	$ 55	$ 715	$ 164,751
Depreciation and amortization	4,711	6,719	119	2,759	14,308
Interest expense (benefit)	1,174	15,590	(103)	3,701	20,362
Capital expenditures	2,652	6,978	127	2,903	12,660
Income tax expense (benefit)	$ 123,000	$ 17,664	$ (310)	$ (6,572)	$ 133,782
Inter-segment eliminations					(3,664)
Consolidated income tax expense					$ 130,118

For 2008, earnings before income taxes were $330.1 million for our domestic subsidiaries and $102.1 million for our foreign subsidiaries and branches.

(tables in thousands, except per share data)

	Insurance Company	Agency	Other Operations	Corporate	Total
Year ended December 31, 2007					
Revenue:					
Domestic	$1,849,620	$ 62,246	$38,904	$ 4,553	$1,955,323
Foreign	395,495	37,555	—	—	433,050
Inter-segment	—	78,836	—	—	78,836
Total segment revenue	$2,245,115	$178,637	$38,904	$ 4,553	2,467,209
Inter-segment eliminations					(78,836)
Consolidated total revenue					$2,388,373
Net earnings (loss):					
Domestic	$ 277,331	$ 29,043	$22,801	$(24,044)	$ 305,131
Foreign	80,502	4,810	—	—	85,312
Total segment net earnings (loss)	$ 357,833	$ 33,853	$22,801	$(24,044)	390,443
Inter-segment eliminations					1,110
Consolidated net earnings					$ 391,553
Other items:					
Net investment income	$ 192,486	$ 9,520	$ 2,498	$ 1,958	$ 206,462
Depreciation and amortization	4,921	8,030	219	2,812	15,982
Interest expense (benefit)	1,579	11,606	(51)	3,136	16,270
Capital expenditures	5,462	3,416	412	2,780	12,070
Income tax expense (benefit)	$ 162,058	$ 25,853	$13,211	$(13,621)	$ 187,501
Inter-segment eliminations					850
Consolidated income tax expense					$ 188,351

For 2007, earnings before income taxes were $447.2 million for our domestic subsidiaries and $132.7 million for our foreign subsidiaries and branches.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tables in thousands, except per share data)

The following tables present selected revenue items by line of business and major product lines.

	2009	2008	2007
Diversified financial products			
Directors' and officers'	$ 371,650	$ 312,135	$ 326,099
Errors and omissions	234,768	227,667	223,580
Other professional liability	39,123	31,753	30,202
U.S. surety and credit	182,627	167,914	141,957
International surety and credit	68,162	66,135	55,576
	896,330	805,604	777,414
Group life, accident and health			
Medical stop-loss	633,572	616,900	607,980
Other medical	134,161	121,865	110,593
Other	29,887	38,503	39,943
	797,620	777,268	758,516
Aviation	129,626	139,838	153,121
London market account			
Energy	49,116	57,262	59,249
Other	54,043	49,595	65,360
	103,159	106,857	124,609
Other specialty lines			
Public risk	39,986	25,600	17,414
HCC Lloyd's	40,273	62,126	56,032
Other	30,114	85,723	98,378
	110,373	173,449	171,824
Discontinued lines	127	4,758	(398)
Net earned premium	$2,037,235	$2,007,774	$1,985,086
Property and casualty	$ 84,458	$ 105,137	$ 121,307
Accident and health	19,232	20,064	18,785
Fee and commission income	$ 103,690	$ 125,201	$ 140,092

(tables in thousands, except per share data)

Assets by business segment and geographic location are shown in the following tables:

	Insurance Company	Agency	Other Operations	Corporate	Total
December 31, 2009					
Domestic	$5,969,694	$564,331	$ 5,525	$228,925	$6,768,475
Foreign	2,013,348	52,568	—	—	2,065,916
Total assets	$7,983,042	$616,899	$ 5,525	$228,925	$8,834,391
December 31, 2008					
Domestic	$5,486,898	$402,093	$24,715	$278,366	$6,192,072
Foreign	1,803,872	336,056	—	—	2,139,928
Total assets	$7,290,770	$738,149	$24,715	$278,366	$8,332,000

(13) Commitments and Contingencies

Litigation

We are a party to lawsuits, arbitrations and other proceedings that arise in the normal course of our business. Many of such lawsuits, arbitrations and other proceedings involve claims under policies that we underwrite as an insurer or reinsurer, the liabilities for which, we believe, have been adequately included in our loss reserves. Also, from time to time, we are a party to lawsuits, arbitrations and other proceedings that relate to disputes with third parties, or that involve alleged errors and omissions on the part of our subsidiaries. We have provided accruals for these items to the extent we deem the losses probable and reasonably estimable. Although the ultimate outcome of these matters cannot be determined at this time, based on present information, the availability of insurance coverage and advice received from our outside legal counsel, we believe the resolution of any such matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Catastrophe Exposure

We have exposure to catastrophic losses caused by natural perils (such as hurricanes and earthquakes), as well as from man-made events (such as terrorist attacks). The incidence and severity of catastrophic losses is unpredictable. We assess our exposures in areas most vulnerable to natural catastrophes and apply procedures to ascertain our probable maximum loss from any single event. We maintain reinsurance protection that we believe is sufficient to limit our exposure to a foreseeable event.

Indemnifications

In conjunction with the sales of business assets and subsidiaries, we have provided indemnifications to the buyers. Certain indemnifications cover typical representations and warranties related to our responsibilities to perform under the sales contracts. Under other indemnifications, we agree to reimburse the purchasers for taxes or ERISA-related amounts, if any, assessed after the sale date but related to pre-sale activities. We cannot quantify the maximum potential exposure covered by all of our indemnifications because the indemnifications cover a variety of matters, operations and scenarios. Certain of these indemnifications have no time limit. For those with a time limit, the longest such indemnification expires on December 31, 2015. We accrue a loss when a valid claim is made by a purchaser and we believe we have potential exposure. At December 31, 2009, we have recorded a liability of $12.9 million and have provided a $3.0 million escrow account and $9.7 million of letters of credit to cover our obligations or anticipated payments under these indemnifications.

(tables in thousands, except per share data)

Terrorist Exposure

Under the Terrorism Risk Insurance Program Reauthorization Act of 2007, we are required to offer terrorism coverage to our commercial policyholders in certain lines of business, for which we may, when warranted, charge an additional premium. The policyholders may or may not accept such coverage. This law establishes a deductible that each insurer would have to meet before U.S. Federal reimbursement would occur. For 2010, our deductible is approximately $122.7 million. The Federal government would provide reimbursement for 85% of any additional covered losses in 2010 up to the maximum amount set out in the Act. Currently, the Act expires on December 31, 2014.

Leases

We lease administrative office facilities and transportation equipment under operating leases that expire at various dates through 2025. The agreements generally require us to pay rent, utilities, real estate or property taxes, sales taxes, insurance and repairs. We recognize rent expense on a straight-line basis over the term of the lease, including free-rent periods. Rent expense under operating leases totaled $15.8 million in 2009, $13.7 million in 2008 and $12.2 million in 2007.

At December 31, 2009, future minimum rental payments required under long-term, non-cancelable operating leases, excluding certain expenses payable by us, were as follows:

2010	$14,089
2011	12,578
2012	10,123
2013	8,232
2014	7,457
Thereafter	16,693
Total future minimum rental payments	$69,172

(14) Related Party Transactions

At December 31, 2009, 2008 and 2007, we had accruals of $18.0 million, $20.7 million and $31.7 million, respectively, for amounts owed to former owners of businesses we acquired, who now are officers of certain of our subsidiaries. These accruals represent net amounts due under the terms of various acquisition agreements. We paid $20.8 million in 2009, $30.9 million in 2008 and $49.0 million in 2007 related to such agreements.

During 2008 and 2007, we owned equity interests in companies for which we used the equity method of accounting. We recorded gross written premium from business originating at these companies of $16.5 million in 2008 and $15.7 million in 2007. During 2008 and 2007, we also ceded written premium of $0.4 million and $3.7 million, respectively, to one of these companies under a quota share reinsurance agreement.

(tables in thousands, except per share data)

(15) Statutory Information

Our insurance companies file financial statements prepared in accordance with statutory accounting principles prescribed or permitted by domestic or foreign insurance regulatory authorities. The differences between statutory financial statements and financial statements prepared in accordance with generally accepted accounting principles vary between domestic and foreign jurisdictions.

Statutory policyholders' surplus and net income, after intercompany eliminations, included in those companies' respective filings with regulatory authorities were as follows:

	2009	2008	2007
Statutory policyholders' surplus	$2,103,892	$1,852,684	$1,744,889
Statutory net income	389,037	308,717	365,308

The statutory surplus of each of our insurance companies is significantly in excess of regulatory risk-based capital requirements.

(16) Supplemental Information

Supplemental cash flow information was as follows:

	2009	2008	2007
Cash received from (paid for) commutations	$(43,925)	$ 7,500	$101,040
Income taxes paid	157,203	154,415	146,829
Interest paid	12,108	14,611	8,618
Dividends declared but not paid at year end	15,461	14,152	12,658

The unrealized gain or loss on securities available for sale and the related deferred taxes are non-cash transactions that have been included as direct increases or decreases in our consolidated shareholders' equity.

(17) Quarterly Financial Data (Unaudited)

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
	2009	2008	2009	2008	2009	2008	2009	2008
Total revenue	$590,253	$551,866	$601,801	$566,319	$581,136	$593,850	$600,738	$567,388
Net earnings	$ 84,792	$ 71,599	$ 94,321	$ 58,391	$ 91,585	$ 91,675	$ 83,170	$ 80,455
Earnings per share								
Basic	$ 0.75	$ 0.63	$ 0.84	$ 0.51	$ 0.81	$ 0.79	$ 0.73	$ 0.70
Diluted	0.74	0.63	0.83	0.50	0.81	0.79	0.73	0.69
Weighted-average shares outstanding								
Basic	112,335	113,895	111,892	114,812	111,776	115,457	112,799	115,232
Diluted	113,401	114,093	112,946	115,411	112,520	116,040	113,289	116,369

The sum of earnings per share for the quarters may not equal the annual amounts due to rounding.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

SUMMARY OF INVESTMENTS
OTHER THAN INVESTMENTS IN RELATED PARTIES
(in thousands)

Column A	December 31, 2009		
	Column B	Column C	Column D
Type of Investment	Cost	Value	Amount Shown in Balance Sheet
Available for sale fixed maturities			
Bonds — United States government and government agencies and authorities	$ 308,618	$ 313,547	$ 313,547
Bonds — states, municipalities and political subdivisions	1,012,262	1,059,426	1,059,426
Bonds — special revenue	1,101,566	1,146,334	1,146,334
Bonds — corporate	537,347	559,824	559,824
Asset-backed and mortgage-backed securities	1,081,678	1,104,764	1,104,764
Bonds — foreign	340,291	354,178	354,178
Total available for sale fixed maturities	4,381,762	4,538,073	4,538,073
Held to maturity fixed maturities			
Bonds — United States government and government agencies and authorities	14,988	15,257	14,988
Bonds — foreign	87,804	88,751	87,804
Total held to maturity fixed maturities	102,792	104,008	102,792
Total fixed maturities	4,484,554	$4,642,081	4,640,865
Equity securities			
Common stocks — industrial and miscellaneous	16	14	14
Total equity securities	16	$ 14	14
Short-term investments	810,673		810,673
Other investments	4,677		4,677
Total investments	$5,299,920		$5,456,229

HCC INSURANCE HOLDINGS, INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
(in thousands)

	December 31, 2009	December 31, 2008
ASSETS		
Cash	$ 72,813	$ 101
Short-term investments	17,031	12,164
Investment in subsidiaries	3,087,571	2,734,112
Intercompany loans to subsidiaries for acquisitions	251,789	297,735
Receivable from subsidiaries	87,816	40,520
Other assets	6,368	7,244
Total assets	$3,523,388	$3,091,876
LIABILITIES AND SHAREHOLDERS' EQUITY		
Payable to subsidiaries	$ 39,993	$ 37,443
Notes payable	298,483	343,649
Deferred Federal income tax	40,915	17,973
Accounts payable and accrued liabilities	112,814	52,788
Total liabilities	492,205	451,853
Total shareholders' equity	3,031,183	2,640,023
Total liabilities and shareholders' equity	$3,523,388	$3,091,876

See Notes to Condensed Financial Information.

HCC INSURANCE HOLDINGS, INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF EARNINGS
(in thousands)

	Years Ended December 31,		
	2009	2008	2007
REVENUE			
Equity in earnings of subsidiaries	$380,870	$308,227	$401,973
Interest income from subsidiaries	13,281	13,328	9,345
Net investment income	56	626	1,794
Other operating income (loss)	253	10,006	(103)
Total revenue	394,460	332,187	413,009
EXPENSE			
Interest expense	15,186	19,413	14,916
Other operating expense	10,908	6,358	12,060
Total expense	26,094	25,771	26,976
Earnings before income tax expense	368,366	306,416	386,033
Income tax expense (benefit)	14,498	4,296	(5,520)
Net earnings	$353,868	$302,120	$391,553

See Notes to Condensed Financial Information.

HCC INSURANCE HOLDINGS, INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2009	2008	2007
Operating Activities:			
Net earnings	$ 353,868	$ 302,120	$ 391,553
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Undistributed net income of subsidiaries	(245,104)	(168,834)	(371,873)
Change in accrued interest receivable added to intercompany loan balances	(13,306)	(13,328)	(9,345)
Change in accounts payable and accrued liabilities	1,303	(28,268)	18,812
Other, net	13,560	21,630	(5,378)
Cash provided by operating activities	110,321	113,320	23,769
Investing Activities:			
Cash contributions to subsidiaries	(7,000)	—	(227)
Payments for purchase of businesses, net of cash received	—	(15,500)	(12,021)
Change in short-term investments	(4,867)	24,315	(16,587)
Cost of securities acquired	—	—	(912)
Proceeds from sale of strategic investment	—	22,382	—
Change in receivable/payable from subsidiaries	859	(3,102)	—
Intercompany loans to subsidiaries for acquisitions	(23,098)	(88,409)	(52,257)
Payments on intercompany loans to subsidiaries	54,346	24,245	52,570
Cash provided (used) by investing activities	20,240	(36,069)	(29,434)
Financing Activities:			
Issuance of notes payable	296,096	—	—
Advances on line of credit	130,000	181,000	232,000
Payments on line of credit and convertible notes	(410,242)	(161,000)	(204,437)
Sale of common stock	19,198	18,198	24,533
Purchase of common stock	(35,464)	(63,335)	—
Dividends paid	(57,437)	(52,453)	(46,158)
Cash provided (used) by financing activities	(57,849)	(77,590)	5,938
Net increase (decrease) in cash	72,712	(339)	273
Cash at beginning of year	101	440	167
Cash at end of year	$ 72,813	$ 101	$ 440

See Notes to Condensed Financial Information.

HCC INSURANCE HOLDINGS, INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
NOTES TO CONDENSED FINANCIAL INFORMATION

(1) The accompanying condensed financial information should be read in conjunction with the consolidated financial statements and the related notes thereto of HCC Insurance Holdings, Inc. and Subsidiaries. Investments in subsidiaries are accounted for using the equity method.

(2) Intercompany loans to subsidiaries are demand notes issued primarily to fund the cash portion of acquisitions. They bear interest at a rate set by management, which approximates the interest rate charged for similar debt. At December 31, 2009, the interest rate on intercompany loans was 6.25%.

(3) Dividends received from subsidiaries were $135.8 million, $139.4 million and $30.1 million in 2009, 2008 and 2007, respectively.

SCHEDULE 3

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

SUPPLEMENTARY INSURANCE INFORMATION
(in thousands)

Column A	Column B	Column C	Column D	Column F	Column G	Column H	Column I	Column J	Column K
		(1)	(1)		(2)			(3)	
	December 31,			Years Ended December 31,					
Segments	Deferred Policy Acquisition Costs	Future Policy Benefits, Losses, Claims and Loss Expenses	Unearned Premiums	Premium Revenue	Net Investment Income	Benefits, Claims, Losses and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Premium Written
2009									
Insurance Company	$136,868	$3,553,622	$1,044,747	$2,037,235	$187,921	$1,215,759	$363,966	$126,620	$2,046,289
Agency					572			84,651	
Other Operations					15			3,719	
Corporate					3,457			44,498	
Total	$136,868	$3,553,662	$1,044,747	$2,037,235	$191,965	$1,215,759	$363,966	$259,488	$2,046,289
2008									
Insurance Company	$125,529	$3,479,465	$ 977,426	$2,007,774	$159,452	$1,211,873	$381,441	$115,737	$2,060,618
Agency					4,529			85,286	
Other Operations					55			5,161	
Corporate					715			27,325	
Total	$125,529	$3,479,465	$ 977,426	$2,007,774	$164,751	$1,211,873	$381,441	$233,509	$2,060,618
2007									
Insurance Company	$123,805	$3,293,279	$ 943,946	$1,985,086	$192,487	$1,183,947	$366,610	$127,942	$1,985,609
Agency					9,520			73,518	
Other Operations					2,497			3,032	
Corporate					1,958			37,150	
Total	$123,805	$3,293,279	$ 943,946	$1,985,086	$206,462	$1,183,947	$366,610	$241,642	$1,985,609

(1) Columns C and D are shown ignoring the effects of reinsurance.

(2) Net investment income was allocated to the subsidiary, and therefore the segment, on which the related investment asset was recorded.

(3) Other operating expenses is after all corporate expense allocations have been charged or credited to the individual segments.

Note: Column E is omitted because we have no other policy claims and benefits payable.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIAIRIES

REINSURANCE
(in thousands)

Column A	Column B	Column C	Column D	Column E	Column F
	Direct Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percent of Amount Assumed to Net
Year ended December 31, 2009					
Life insurance in force	$1,270,969	$346,985	$ —	$ 923,984	—%
Earned premium					
Property and liability insurance	$1,490,910	$428,968	$153,846	$1,215,788	13%
Accident and health insurance	774,590	49,430	96,287	821,447	12%
Total	$2,265,500	$478,398	$250,133	$2,037,235	12%
Year ended December 31, 2008					
Life insurance in force	$1,348,357	$370,205	$ —	$ 978,152	—%
Earned premium					
Property and liability insurance	$1,344,569	$405,049	$271,433	$1,210,953	22%
Accident and health insurance	746,643	41,778	91,956	796,821	12%
Total	$2,091,212	$446,827	$363,389	$2,007,774	18%
Year ended December 31, 2007					
Life insurance in force	$1,267,547	$417,479	$ —	$ 850,068	—%
Earned premium					
Property and liability insurance	$1,329,889	$415,699	$291,592	$1,205,782	24%
Accident and health insurance	671,440	34,495	142,359	779,304	18%
Total	$2,001,329	$450,194	$433,951	$1,985,086	22%

SCHEDULE 5

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	2009	2008	2007
Reserve for uncollectible reinsurance			
Balance at beginning of year	$ 8,427	$ 8,530	$14,883
Provision charged (credited) to expense	(4,552)	—	2,231
Amounts written off	(930)	(103)	(8,584)
Balance at end of year	$ 2,945	$ 8,427	$ 8,530
Allowance for doubtful accounts			
Balance at beginning of year	$ 5,380	$ 6,387	$ 6,514
Provision charged to expense	902	770	1,124
Sale of subsidiary	(806)	—	—
Amounts written off and other	(1,196)	(1,777)	(1,251)
Balance at end of year	$ 4,280	$ 5,380	$ 6,387

EXHIBIT 12

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF RATIOS
(in thousands)

	Years Ended December 31,				
	2009	2008	2007	2006	2005
Gross premium to surplus ratio					
Gross written premium	$2,568,609	$2,510,612	$2,460,498	$2,243,843	$2,049,116
Policyholders' surplus	2,103,892	1,852,684	1,744,889	1,342,054	1,110,268
Premium to surplus ratio(1)	122.1%	135.5%	141.0%	167.2%	184.6%
(Gross premium to surplus ratio = gross written premium divided by policyholders' surplus)					
Net premium to surplus ratio					
Net written premium	$2,052,309	$2,064,091	$1,985,641	$1,812,896	$1,495,931
Policyholders' surplus	2,103,892	1,852,684	1,744,889	1,342,054	1,110,268
Premium to surplus ratio(1)	97.5%	111.4%	113.8%	135.1%	134.7%
(Net premium to surplus ratio = net written premium divided by policyholders' surplus)					
Loss ratio					
Incurred loss and loss adjustment expense	$1,232,510	$1,216,746	$1,194,925	$1,020,221	$ 925,130
Net earned premium	2,029,748	2,000,289	1,971,951	1,700,373	1,378,100
Loss ratio(1)	60.7%	60.8%	60.6%	60.0%	67.1%
(Loss ratio = incurred loss and loss adjustment expense divided by net earned premium)					
Expense ratio					
Underwriting expense	$ 528,077	$ 501,948	$ 473,597	$ 435,371	$ 381,680
Net written premium	2,052,309	2,064,091	1,985,641	1,812,896	1,495,931
Expense ratio(1)	25.7%	24.3%	23.9%	24.0%	25.5%
(Expense ratio = underwriting expense divided by net written premium)					
Combined ratio(1)	86.4%	85.1%	84.5%	84.0%	92.6%
(Combined ratio = loss ratio plus expense ratio)					

(1) Calculated for our insurance companies using financial data reported in accordance with statutory accounting principles.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF RATIOS
(in thousands)

	Years Ended December 31,				
	2009	2008	2007	2006	2005
Loss ratio					
Incurred loss and loss adjustment expense	$1,215,759	$1,211,873	$1,183,947	$1,011,856	$ 919,697
Net earned premium	2,037,235	2,007,774	1,985,086	1,709,189	1,369,988
Loss ratio(2)	59.7%	60.4%	59.6%	59.2%	67.1%
(Loss ratio = incurred loss and loss adjustment expense divided by net earned premium)					
Expense ratio					
Underwriting expense	$ 513,942	$ 501,537	$ 472,168	$ 427,456	$ 357,727
Net earned premium	2,037,235	2,007,774	1,985,086	1,709,189	1,369,988
Expense ratio(2)	25.2%	25.0%	23.8%	25.0%	26.1%
(Expense ratio = underwriting expense divided by net earned premium)					
Combined ratio(2)	84.9%	85.4%	83.4%	84.2%	93.2%
(Combined ratio = loss ratio plus expense ratio)					
Ratio of earnings to fixed charges					
Interest factor of rent expense(3)	$ 5,277	$ 4,581	$ 4,067	$ 3,944	$ 3,373
Interest expense	16,164	20,362	16,270	18,128	14,126
Capitalized interest	51	104	—	—	—
Total fixed charges	$ 21,492	$ 25,047	$ 20,337	$ 22,072	$ 17,499
Earnings from continuing operations before income tax expense	$ 518,551	$ 432,238	$ 579,904	$ 503,102	$ 266,167
Interest factor of rent expense(3)	5,277	4,581	4,067	3,944	3,373
Interest expense	16,164	20,362	16,270	18,128	14,126
Earnings per calculation	$ 539,992	$ 457,181	$ 600,241	$ 525,174	$ 283,666
Ratio of earnings to fixed charges(4)	25.13	18.25	29.51	23.79	16.21

(2) Calculated for our insurance companies using financial data reported in accordance with generally accepted accounting principles.

(3) Estimated to be 33% of total rent expense.

(4) Earnings per calculation divided by total fixed charges.

THIS PAGE INTENTIONALLY LEFT BLANK.



MANAGEMENT AND CORPORATE INFORMATION

BOARD OF DIRECTORS



L to R: Patrick Collins, Scott Wise, Thomas Hamilton, Frank Bramanti, John Molbeck, Walter Duer, Christopher Williams, Robert Rosholt, Judy Bozeman, James Flagg, James Oesterreicher

JUDY C. BOZEMAN [2, 3]
Chairman of the Board
Woodway Financial Advisors,
A Trust Company
Houston, Texas

FRANK J. BRAMANTI [3, 5]
Chief Executive Officer (retired)
HCC Insurance Holdings, Inc.
Houston, Texas

PATRICK B. COLLINS *
Partner (retired)
PricewaterhouseCoopers LLP
Houston, Texas
(International Accounting Firm)

WALTER M. DUER [1, 3]
Partner (retired)
KPMG LLP
Houston, Texas
(International Accounting Firm)

JAMES C. FLAGG, PH.D. [1, 4]
Associate Professor of
Accounting
Mays Business School
Texas A&M University
College Station, Texas

THOMAS M. HAMILTON [2, 4]
Chairman, President and
Chief Executive Officer (retired)
EEX Corporation
Houston, Texas
(Energy Firm)

JOHN N. MOLBECK, JR. [3]
President and
Chief Executive Officer
HCC Insurance Holdings, Inc.
Houston, Texas

JAMES E. OESTERREICHER [2, 4]
Chairman of the Board and
Chief Executive Officer (retired)
J.C. Penney Company, Inc.
Plano, Texas
(General Merchandiser)

ROBERT A. ROSHOLT [1, 5]
Executive Vice President
Chief Financial Officer (retired)
Nationwide Insurance
Columbus, Ohio
(Financial Services Firm)

CHRISTOPHER J. B. WILLIAMS [5]
Chairman of the Board
HCC Insurance Holdings, Inc.
Chairman
Wattle Creek Winery
Cloverdale, California

SCOTT W. WISE [3, 5]
President
Rice Management Company
VP for Investments and Treasurer
Rice University
Houston, Texas

[1] Member of Audit Committee
[2] Member of Compensation Committee
[3] Member of Investment and Finance Committee
[4] Member of Nominating and Corporate Governance Committee
[5] Member of Enterprise Risk Oversight Committee
* Advisory Member

CORPORATE MANAGEMENT

JOHN N. MOLBECK, JR.
President and
Chief Executive Officer

W. TOBIN WHAMOND
Executive Vice President and
Chief Financial Officer

OPERATING

BARRY J. COOK
Executive Vice President
International Operations

LAURENCE C. D. DONNELLY
President and
Chief Executive Officer
HCC Indemnity Guaranty

R. MATTHEW FAIRFIELD
Chief Executive Officer
HCC Global Financial Products

CRAIG J. KELBEL
Executive Vice President
Life, Accident & Health
Operations

CORY L. MOULTON
Executive Vice President
U.S. Property & Casualty
Operations

MICHAEL J. SCHELL
Executive Vice President and
Chief Underwriting Officer

ANDREW G. STONE
President
HCC Global Financial Products (U.S.)

CORPORATE

PAMELA J. PENNY
Executive Vice President and
Chief Accounting Officer

ANNETTE J. GOODREAU
Senior Vice President
and Chief Actuary

RANDY D. RINICELLA
Senior Vice President,
General Counsel and
Secretary

FRANK H. AHLBORN
Vice President and
Treasurer

NANCY R. BERNDT
Vice President
Internal Audit

SHARON L. BROCK
Vice President and
Tax Director

MARK A. BUECHLER
Vice President
Financial Reporting
and Budgeting

NIKKI M. DAVIS
Vice President
Finance Processes,
Systems and Services

ELIZABETH A. DOBBS
Vice President and
Corporate Controller

SUSAN L. HOWIE
Vice President
Human Resources

JACKIE S. KELLEMS
Vice President
Enterprise Risk
Management

WILLIAM W. LUKEFAHR
Vice President and
Chief Information Officer

DAWN B. MILLER
Vice President
Internal Controls

STEFANO S. MINALE
Vice President
Corporate Claims

JOYCELYN M. RAY
Vice President
Regulatory Compliance

DEBORAH L. RIFFE
Vice President
Administration

CHRISTY M. SCHWEIKHARDT
Vice President
Litigation

OPERATIONS MANAGEMENT

CREDIT & SURETY OPERATIONS

MICHAEL J. SCHELL
Executive Vice President

RICHARD E. KLEIN
Chairman
HCC Surety

ADAM S. PESSIN
Chief Executive Officer
HCC Surety

MARK P. REYNOLDS
President
HCC Credit Group

LIFE, ACCIDENT & HEALTH OPERATIONS

CRAIG J. KELBEL
Executive Vice President

MARK A. CARNEY
President and
Chief Executive Officer
HCC Medical Insurance Services

JEFF E. PETTY
President and
Chief Executive Officer
Perico Life Insurance Company

MARK R. SANDERFORD
Executive Vice President and
Chief Financial Officer
HCC Life Insurance Company

LARRY J. STEWART
Senior Vice President and
Chief Underwriting Officer
HCC Life Insurance Company

DANIEL A. STRUSZ
Executive Vice President
HCC Life Insurance Company

U.S. PROPERTY & CASUALTY OPERATIONS

CORY L. MOULTON
Executive Vice President

MICHAEL J. DONOVAN
President
Aviation Division
Insurance Company Subsidiaries

ANTHONY R. BACEWICZ
Vice President and
Chief Operating Officer
U.S. Specialty Insurance
Company - Aviation

JAMES A. LAUERMAN
President
Avemco Insurance Company

WILLIAM F. HUBBARD
Chairman
HCC Specialty Underwriters

MATTHEW C. OVERLAN
Chief Executive Officer
HCC Specialty Underwriters

MARC D. IDELSON
President and
Chief Underwriting Officer
HCC Specialty Underwriters

INTERNATIONAL OPERATIONS

BARRY J. COOK
Executive Vice President

NICHOLAS I. HUTTON-PENMAN
Chief Operating Officer
HCC Insurance Holdings
(International) Limited

MICHAEL L. ONSLOW
Chief Underwriting Officer
HCC Insurance Holdings
(International) Limited

MICHEL A. PASCUAL
General Manager
HCC Europe

PRINCIPAL OPERATIONS

INSURANCE COMPANIES

CREDIT & SURETY

HCC CREDIT GROUP

600 Lexington Avenue
22nd Floor
New York, New York 10022
Telephone: (212) 326-9393

HCC SURETY GROUP
www.hccsurety.com

AMERICAN CONTRACTORS
INDEMNITY COMPANY
601 Figueroa Street
Suite 1600
Los Angeles, California 90017
Telephone: (310) 649-0990

UNITED STATES SURETY
COMPANY
20 West Aylesbury Road
Timonium, Maryland 21093
Telephone: (410) 453-9522

LIFE, ACCIDENT & HEALTH

HCC LIFE INSURANCE COMPANY
www.hcclife.com

225 TownPark Drive
Suite 145
Kennesaw, Georgia 30144
Telephone: (800) 447-0460

16415 Addison Road
Suite 700
Addison, Texas 75001
Telephone: (888) 941-9532

11100 Wayzata Boulevard
Suite 350
Minnetonka, Minnesota 55305
Telephone: (877) 843-5743

401 Edgewater Place
Suite 400
Wakefield, Massachusetts 01880
Telephone: (800) 676-1771

PERICO LIFE INSURANCE COMPANY
www.pericolife.com

13358 Manchester Road
St. Louis, Missouri 63131
Telephone: (314) 965-5675

5170 Commerce Circle
Indianapolis, Indiana 46237
Telephone: (317) 887-0030

PROPERTY & CASUALTY

AVEMCO INSURANCE COMPANY
www.avemco.com

411 Aviation Way
Suite 100
Frederick, Maryland 21701
Telephone: (800) 638-8440

HOUSTON CASUALTY COMPANY

13403 Northwest Freeway
Houston, Texas 77040
Telephone: (713) 462-1000

U.S. SPECIALTY INSURANCE COMPANY
www.ussic.com

13403 Northwest Freeway
Houston, Texas 77040
Telephone: (713) 744-3700

INTERNATIONAL

HCC INTERNATIONAL INSURANCE COMPANY PLC
www.hccint.com

Walsingham House
35 Seething Lane
London, England EC3N 4AH
Telephone: +44 (0)20 7702-4700

HOUSTON CASUALTY COMPANY EUROPE, SEGUROS Y REASEGUROS, S.A.
www.hcceurope.com

Calle Chile, 8
Edificio Azasol, Ist Floor
28290 - Las Rozas de Madrid
Madrid, Spain
Telephone: +34 (91) 556-0888

HOUSTON CASUALTY COMPANY – LONDON BRANCH

40 Lime Street
London, England EC3M 5BS
Telephone: +44 (0)20 7929-3223

PRINCIPAL OPERATIONS

UNDERWRITING AGENCIES

HCC GLOBAL FINANCIAL PRODUCTS
www.hccglobal.com

Torre Diagonal Mar
Josep Pla, 2-10
08019 Barcelona, Spain
Telephone: +34 (93) 530-7300

8 Forest Park Drive
Farmington, Connecticut 06032
Telephone: (860) 674-1900

HCC INDEMNITY GUARANTY AGENCY, INC.
www.hccig.com

600 Lexington Avenue
22nd Floor
New York, New York 10022
Telephone: (212) 751-8383

HCC MEDICAL INSURANCE SERVICES, LLC
www.hccmis.com

Capital Center - North Tower
251 North Illinois Street
Suite 600
Indianapolis, Indiana 46204
Telephone: (800) 605-2282

HCC PUBLIC RISK

KENRICK CORPORATION

1700 Opdyke Court
Auburn Hills, Michigan 48326
Telephone: (248) 371-3100

9011 Arboretum Parkway
Suite 280
Richmond, Virginia 23236
Telephone: (804) 323-6400

8925 East Pima Center Parkway
Scottsdale, Arizona 85258
Telephone: (888) 853-4188

HCC SPECIALTY GROUP

HCC SPECIALTY UNDERWRITERS, INC.
www.hccsu.com

401 Edgewater Place
Suite 400
Wakefield, Massachusetts 01880
Telephone: (781) 994-6000

PROFESSIONAL INDEMNITY AGENCY, INC.
www.piaint.com

37 Radio Circle Drive
Mount Kisco, New York 10549
Telephone: (914) 241-8900

RA&MCO INSURANCE SERVICES
www.ramco-ins.com

2300 Clayton Road
Suite 1100
Concord, California 94520
Telephone: (925) 685-1600

VMGU INSURANCE AGENCY

375 Totten Pond Road
Suite 202
Waltham, Massachusetts 02451
Telephone: (781) 487-0299

HCC UNDERWRITING AGENCY LTD.
www.hccual.com

Walsingham House
35 Seething Lane
London, England EC3N 4AH
Telephone: +44 (0)20 7680-3000

SHAREHOLDER INFORMATION

Transfer Agent and Registrar:

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
Toll Free: (866) 668-6550
Worldwide: (718) 921-8124

Annual Meeting:

The Annual Meeting of Shareholders is scheduled to be held at 9:00 a.m. on May 27, 2010, at the Hotel Granduca, 1080 Uptown Park Boulevard, Houston, Texas.

Price Range of Common Stock:

	2009		2008	
	High	**Low**	High	Low
First Quarter	**$26.68**	**$20.07**	$29.03	$21.26
Second Quarter	**27.54**	**23.02**	25.99	20.48
Third Quarter	**28.81**	**23.42**	30.00	19.12
Fourth Quarter	**29.01**	**25.58**	26.95	14.17

Market Information:

HCC Insurance Holdings, Inc.'s Common Stock is traded on the New York Stock Exchange under the symbol "HCC." As of February 19, 2010, there were 716 shareholders of record of the Company's Common Stock and the Company believes there are approximately 76,000 beneficial owners of its Common Stock.

Dividend Information:

Dividends declared on the Company's Common Stock are:

	2009	2008	2007
First Quarter	**$0.125**	$0.110	$0.100
Second Quarter	**0.125**	0.110	0.100
Third Quarter	**0.135**	0.125	0.110
Fourth Quarter	**0.135**	0.125	0.110



HCC INSURANCE HOLDINGS, INC.
13403 NORTHWEST FREEWAY
HOUSTON, TEXAS 77040-6094
TELEPHONE: (713) 690-7300
WWW.HCC.COM